As confidentially submitted to the Securities and Exchange Commission on December 11, 2020.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Knilo HoldCo AB
(Exact name of registrant as specified in its charter)
Sweden	3826	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
Tel: +46 (0) 18 – 444 39 70
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Olink Proteomics Inc.
2711 Centerville Road, Ste 400
Wilmington, Delaware 19808
Tel: (617) 393-3933
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Kristopher D. Brown Stephanie A. Richards Goodwin Procter LLP 620 Eighth Avenue New York, New York 02109 (212) 813-8800	Annika Melin Jakobsson Mats Dahlberg Advokatfirman Delphi KB Mäster Samuelsgatan 17, P.O. Box 1432 SE-111 84 Stockholm, Sweden +46 8 677 54 00	Richard Segal Charles Kim Eric Blanchard Madison A. Jones Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 973-2300	Emil Hedberg Ylva Forsberg Advokatfirmaet Schjødt AS, filial Hamngatan 27 P.O. Box 715 SE-101 33 Stockholm, Sweden +46 8 505 501 00

Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, quota value SEK 1.00 per share(3)	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional common shares represented by American Depositary Shares, or ADSs, that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

(3)
These common shares are represented by ADSs, each of which represents           common shares of the registrant. ADSs issuable upon deposit of the common shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-      ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

†
The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated       , 2021
PRELIMINARY PROSPECTUS
American Depositary Shares
Representing        Common Shares
$       per American Depositary Share

This is the initial public offering of the American Depositary Shares, or ADSs, of Knilo HoldCo AB. We are offering        ADSs. Each ADS represents        of our common shares.
Prior to this offering, there has been no public market for our ADSs or common shares. It is currently estimated that the initial public offering price per ADS will be between $      and $      . We intend to apply to have the ADSs listed on The Nasdaq Global Market under the symbol “OLK.”
We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying the ADSs.

None of the Securities and Exchange Commission, the Swedish Financial Supervisory Authority or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Knilo HoldCo AB	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than       ADSs, the underwriters have the option to purchase up to an additional       ADSs from us at the initial price to the public less the underwriting discount.
The underwriters expect to deliver the ADSs against payment in New York, New York on        , 2021.

Goldman Sachs & Co. LLC Morgan Stanley
Prospectus dated       , 2021

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside of the United States.
We are incorporated under the laws of Sweden and a majority of our outstanding voting securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Knilo HoldCo AB,” “Knilo HoldCo,” “Knilo,” “Olink,” “the company,” “we,” “us” and “our” refer to Knilo HoldCo AB, the Successor, and its wholly owned subsidiaries. References to “Parent” means only “Knilo HoldCo AB,” “Knilo HoldCo,” and “Knilo”.
Until March 7, 2019, when referring to Olink Proteomics Holding AB and its subsidiaries collectively, they are referred to herein as the “Predecessor’’.
We own various trademark registrations and applications, and unregistered trademarks, including OLINK, PROSEEK,  OLINK, , and product related brand names in the United States and worldwide. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

PRESENTATION OF FINANCIAL INFORMATION
We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. All references in this prospectus to “$” are to U.S. dollars and all references to “SEK” are to Swedish Kronor.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Our historical consolidated financial statements present the consolidated results of operations of Successor and Predecessor and their wholly owned subsidiaries.
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our consolidated financial statements as of and for the year ended December 31, 2018 and our condensed consolidated financial statements for the nine months ended September 30, 2020 and 2019. While the financial information for the year ended December 31, 2018 and the nine months ended September 30, 2020 and 2019 is otherwise required by Regulation S-X, we reasonably believe that this financial information relates to historical periods that will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ADSs. You should carefully read the entire prospectus, and the registration statement of which this prospectus is a part, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, in each case included in this prospectus, before making an investment decision.
Our Vision
Our vision is to enable understanding of real-time human biology.
Our Mission
Our mission is to accelerate proteomics together.
Overview
Our purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, developed with key opinion leaders (KOLs), that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. Since our inception, we have served a customer base of approximately 600 customers in over 40 countries worldwide. We support 30 of the world’s largest 40 biopharmaceutical companies by 2019 revenue, including all of the largest 19, and many leading academic institutions. Each of these customers has carefully vetted and validated our technology before adopting Olink as part of its drug development programs. Our platform has been used to generate more than 200 million protein biomarker target data points and its utility and value have been validated, as evidenced by use of our products in studies that have been published in over 470 peer-reviewed publications. We support our customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments and, by detecting and characterizing indicators of disease and health to more proactively manage patient wellness. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases.
Our current offering is based on our proprietary and patented Proximity Extension Assay (PEA) technology, which enables researchers to use one platform from discovery to clinical trials to diagnostic applications utilizing a significant, established infrastructure of labs and installed instrumentation. PEA comprises three product lines: Explore, Target, and Focus, each of which allows scientists to detect and quantify protein biomarker targets. Our library of protein biomarker targets is focused on circulating proteins with clinical utility, and we believe that it is among the world’s largest extensively validated protein libraries. To achieve a consistently high assay performance for all biomarker targets in our library, our proprietary and comprehensive validation framework, which was developed with regulatory processes in mind, includes, critical performance criteria such as specificity, sensitivity, dynamic range, scalability, lack of interference, reproducibility and precision. Our scalable high-throughput platform is differentiated from that of our competitors, as it is well-suited for a broad range of studies, from small to large scale, offering validated single-plex performance in a high-multiplex assay, designed to provide consistently high quality data and address our customers’ needs across a broad range of applications. Our customers utilize our platform for a variety of needs, from protein biomarker discovery to clinical decision making. We anticipate that the first diagnostic protein signature based on PEA will be commercialized by one of our customers in the diagnostics market in 2021. While our revenues and growth have historically been driven by the research market, we expect diagnostic applications of our platform will drive significant long-term growth.

Our customer-focused science and operational models have translated into robust financial performance, including growing revenues to $41.7 million and $4.6 million; incurring a net loss of $17.9 million and $7.8 million; and generating an adjusted EBITDA of $17.6 million and $0.4 million, in each case for the periods ended December 31, 2019 and March 7, 2019, respectively. Adjusted EBITDA is a measure not calculated in accordance with International Financial Reporting Standards (IFRS). For more information regarding our use of adjusted EBITDA and reconciliations of adjusted EBITDA to operating loss, the most directly comparable financial measure calculated in accordance with IFRS, see the section titled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.’’
According to a Nature publication from 2015, only approximately 20% of patients responded well to the top 10 highest grossing prescription drugs, with as many as 80% of patients experiencing non-responsiveness to the drugs’ intended benefits. Further, only 13.8% of compounds used in clinical trials make it through the drug development process to market.
21st century healthcare, precision medicine, or personalized medicine, is an emerging practice of medicine that uses an individual’s molecular phenotype profile to guide and inform diagnostic decisions and to improve prediction of disease outcome and risk, leading to better informed decisions regarding disease prevention and therapeutic interventions for each individual, with the goal to provide the right treatment to the right patient at the right time. Precision medicine has the potential enable clinicians to quickly, efficiently and accurately predict the most appropriate course of action for individual patients, leading to improved outcomes for individual patients, as well as reduced costs and risks with shorter time to market for new drugs.
Over the past decade, genomics has been at the forefront of 21st century healthcare. While progress has been made in the field of genomics, there is a large unmet need to add additional insights into the molecular phenotype, particularly with respect to the proteome and proteins, which are the direct drivers of all biological processes in the human body and dynamic, real-time differentiators between health and disease, including dynamics affected by lifestyle and environment. Because proteomics is vastly more complex than genomics, researchers rely on sophisticated technologies to deliver actionable insights to advance the field. Unfortunately, existing technologies have a number of limitations, including lack of specificity, especially in high-multiplex assays, lack of sensitivity and precision; limited dynamic range (which is the ability to reliably and simultaneously measure a wide range of concentrations); high sample consumption requirement; lack of scalability; low throughput; data complexity; and high cost.
Circulating protein biomarkers in blood are a common, easily accessible sample type that both the biopharmaceutical industry and healthcare systems use. These biomarkers are a clinically actionable sample type that systematically mirror the biological processes or malignancies present in the human body at a given point in time. Traditionally, proteins are routinely used in diagnostics, with well-known examples such as C-reactive protein (CRP), CA-125 and Prostate-specific antigen (PSA). Many current diagnostics amalgamate a broad spectrum of disease classifications, although such classifications actually consist of many different sub-groups of disease endotypes that require different treatment strategies.
As illustrated by Exhibit 1 below, the plasma proteome contains high-abundant “classical plasma proteins” as well as tissue leakage and low-abundant proteins such as interleukins and cytokines. Although proteins at all abundance levels provide valuable information, we believe that PEA’s ability to provide granular insights into the many low-abundant circulating proteins will allow scientists to better identify novel and causal drug targets guiding candidate drug development. PEA has the potential to reveal predictive biomarkers for drug response, disease risk and outcomes, which may enable scientists to identify which patients have the potential to benefit the most from new therapies and treatments, and aid scientists in detecting and characterizing indicators of disease and health so that they can more proactively manage patient wellness. We believe that 21st century healthcare will be driven by clinically actionable, low-abundant circulating proteins mirroring biological processes in the human body and PEA will play an important role in that process.

Exhibit 1. Olink’s scope: Illustration of Olink’s library of protein biomarker targets covering a wide dynamic concentration range (y-axis) and including proteins (x-axis) measured in mg/ml to pg/ml. The highlighted proteins are examples of select PEA success stories in identifying important biomarkers and in which concentration they typically occur.
PEA has enabled the interrogation of low-abundant circulating proteins in high throughput and high-multiplex with high data quality, which enables scientists to discover novel and subtle individual differences in the plasma proteome. With these insights enabled by PEA, our customers are making revolutionary findings that we believe change our understanding and definitions of diseases.
We believe our proprietary and patented PEA technology has broad application in proteomics at large scale in discovery as well as in more targeted clinical trial and diagnostic applications. Compared to many other technologies, PEA can enable faster, better-informed decisions in human protein biomarker research by providing protein biomarker targets in high-multiplex with an assay performance that does not compromise on data quality. To achieve a consistently high single-plex assay performance that does not compromise on data quality for any biomarker target in our library, our proprietary and comprehensive validation framework, which was developed with regulatory processes in mind, includes critical performance criteria such as specificity, sensitivity, dynamic range, scalability, lack of interference, reproducibility and precision. Our products require only 1 µL or less of sample volume, which is approximately 20 to 1,000 times less than the sample volume required by certain other proteomics technologies. This sample volume efficiency combined with our high-multiplexing capabilities is designed to provide high throughput at a reasonable cost, which is important for any platform used in large-scale proteomics. Our customers have validated the utility and value of our technology and products, as evidenced by use of our products in studies that have been published in over 470 peer-reviewed publications and by expanding usage of our products in clinical trials. Most importantly, our technology provides our customers with one platform they can use from protein biomarker discovery to clinical decision making, with broad applicability across substantially all relevant biological sample types.
Our technology today incorporates a leading library of approximately 1,500 highly validated protein biomarker targets that our customers can detect and quantify in their samples. Our current library focuses on proteins detectable in plasma, in order to provide clinically relevant, actionable and meaningful insights to our customers. We plan to increase our library to approximately 3,000 protein biomarker targets in 2021 and to over 6,000 protein biomarker targets over time. Currently, the Human Proteome Project, with a catalog of approximately 5,000 circulating proteins, provides one of the most comprehensive analyses of proteins detectable in blood. Accordingly, we believe that if we are able to develop a library of equivalent size, we would be able to provide a holistic and high-resolution view of the plasma proteome encompassing the most relevant biological processes and pathways in the human body. Based on our platform’s broad capabilities, over time we also plan to include proteins in our library that are not typically detectable in plasma. Our library expansion process includes consultations with KOLs and our customers and a rigorous curation process undertaken by our data scientists, who apply machine learning methods to identify and select the most biologically impactful and clinically relevant biomarkers.

We believe we are the only company providing a holistic proteomic offering from broad protein biomarker discovery through clinical decision making. We offer kit products in three products lines. Our Explore line with next generation sequencing (NGS) readout offers a fully automated process utilizing our complete library for large-scale studies with market-leading throughput. Our Target line with quantitative polymerase chain reaction (qPCR) readout is optimized for targeted research and clinical development at a smaller scale using relative or absolute quantification. Our Focus offering of custom-developed kit products allows customers to define their protein profile of interest for clinical applications such as clinical trials or diagnostic products.
For customers that prefer outsourced proteomics analysis, we also offer Analysis Service, which includes assay execution and bioinformatics. Our experts support customers with study design, assay preparation, sample analysis, data processing, and we provide a comprehensive report with quality-controlled results. In order to best serve our global customers in the most timely and efficient manner possible, we operate Analysis Service labs out of our Watertown, Massachusetts and Uppsala, Sweden locations and through a third-party service provider in China.
We estimate that our addressable market is $35 billion. This market can be broadly classified into research and clinical categories based on the applications of our products and the types of customers we serve. Currently, the main driver of demand for our products and services is the research community’s unmet need for methods to better facilitate prediction of drug response and disease risk and outcomes. We are able to support customers throughout their entire journey from discovery to clinical decision making on one technology platform, and believe that we are well positioned to become the protein enabler of multi-omics.
•
Research. We estimate the research opportunity, our core market today, is $19 billion and define this opportunity as the addressable protein biomarker discovery research spend by biopharmaceutical and academia, consisting of a high-plex segment and low and mid-plex segment. The high-plex segment is expected to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on the genomics research from the past decade by adding proteins. In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. Starting in early 2021, we expect to service this segment with our Explore NGS-based kit products utilizing the installed base of an estimated 5,000 addressable Illumina systems. The low- and mid-plex segment consists of more targeted protein biomarker discovery research extending through all phases of clinical development, which has been the foundation of our business to date. In the second half of 2021, we plan to launch our qPCR readout platform, Olink Signature Q100, making our Target and Focus products much more accessible to approximately 4,000 addressable proteomics labs. The ability to leverage existing instrumentation and infrastructure removes significant barriers to customer adoption, which we believe will translate into more rapid market penetration.

•
Clinical. We estimate the clinical opportunity is $16 billion and define this market as selected, relevant diagnostic applications for in vitro diagnostics (IVD) and laboratory developed tests (LDT). We anticipate that the first diagnostic protein signature based on PEA will be commercialized by one of our customers in the diagnostics market in 2021. We expect to participate increasingly in this market not only by enabling our customers to transition to clinical decision making with PEA but also by developing our own products for proprietary clinical applications.

We have a successful history of developing molecular technologies based on commercializing pioneering academic research. We were founded in 2016, and in March 2019 we were acquired by Summa Equity AB, a Nordic private equity firm, which enabled the next step in our development. Since inception, approximately 600 customers in over 40 countries have utilized our products and services and our annual customers served has grown from 112 in 2016 to 350 in 2020. Further, since inception we have supported 30 of the world’s largest 40 biopharmaceutical companies by 2019 revenue, including all of the largest 19 and many leading academic institutions. We consider the majority of our 600 customers to be reoccurring customers, as they buy in regular intervals, even if not, and on average revenues from existing customers have grown by 30% annually since inception. As of December 31,

2020, we had           full-time employees, including a recently increased sales team of more than           individuals and an R&D team of more than           individuals. The majority of our employees operate out of our Uppsala, Sweden headquarters. We also have secondary headquarters in Watertown, Massachusetts and a growing footprint across Singapore, China and Japan.
We recorded revenue of $41.7 million and $4.6 million; net loss of $17.9 million and $7.8 million; and adjusted EBITDA of $17.6 million and $0.4 million, in each case for the periods ended December 31, 2019 and March 7, 2019, respectively. We generated revenue growth of    % for the year ended December 31, 2020 as compared to the same period in the prior year. Adjusted EBITDA is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.’’
Our Competitive Strengths
Our historical and anticipated future growth are underpinned by a set of competitive strengths that we believe will not only allow us to accelerate the field of proteomics, but also to increasingly establish ourselves as the leading player in the space. Our competitive strengths include:
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Our proprietary PEA technology enables industry leading assay performance in high-multiplex proteomics.

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We have an extensively validated and rapidly growing library of high-quality actionable protein biomarker targets.

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By design, our platform supports a customer from protein biomarker discovery research to diagnostic applications, all on one single underlying technology platform.

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We have long-standing and close-knit relationships with our significant and growing customer base and leading KOLs across relevant disease and applications areas.

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Our next-generation product, Explore, integrates with existing NGS workflows enabling accelerated adoption of the platform.

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Our purpose built readout platform, Olink Signature Q100, has the potential to make PEA more accessible to customers through thousands of existing proteomics labs.

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Our robust proteomic analysis software and evolving open-access cloud-platform, Olink Insight, has the potential to further establish our position enabling a community driven understanding of real-time human biology by accelerating proteomics.

Our Growth Strategy
Our strategy centers on driving the market adoption of PEA by lowering barriers to adoption and actively engaging with our community of KOLs and customers to accelerate proteomics. Our growth strategy includes:
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Accelerate market adoption and scale our footprint to establish market leadership in the field of proteomics by making PEA more widely accessible worldwide.

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Aggressively grow our library of validated, high quality and actionable protein biomarker targets and optimize our content.

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Firmly establish Olink as the proteomics standard by building on, expanding and accelerating our well-established KOL relationships.

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Expand and deepen the Olink eco-system by leveraging Olink Insight, our cloud platform, to develop a unique proteomics data source together with our research community.

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Expand our product portfolio to make our offering the broadest and most accessible in proteomics addressing unmet needs in the research community.

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Capture the clinical opportunity by supporting our customers’ journeys from discovery to clinical decision making.

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Scale up the Olink organization for the future.

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Accelerate our reach and rate of adoption through new business models, partnerships and by deepening successful customer relationships.

Corporate Information
We were founded as a private limited company under the laws of Sweden on December 13, 2018 under the name Goldcup 18086 AB and registered with the Swedish Companies Registration Office on January 4, 2019. Our current name Knilo HoldCo AB was registered with the Swedish Companies Registration Office on March 8, 2019.
We have ten wholly owned subsidiaries — Knilo BidCo AB, a private limited company formed under the laws of Sweden in 2018, Olink Proteomics Holding AB, a private limited company formed under the laws of Sweden in 2016, Olink Proteomics AB, a private limited company formed under the laws of Sweden in 2015, Agrisera Aktiebolag, a private limited company formed under the laws of Sweden in 1985, Olink KK, a company formed under the laws of Japan in 2019, Olink Biotech (Shanghai) Co., Ltd, a company formed under the laws of China in 2020, Olink Proteomics Inc., a Delaware corporation founded in 2015, Olink Proteomics Limited, a private company limited by shares formed under the laws of England and Wales in 2015, Olink Proteomics B.V, a private company formed under the laws of the Netherlands in 2016 and Olink Proteomics GmbH, a limited liability company formed under the laws of Germany in 2018.
Our registered office is located at Uppsala Science Park, SE-751 83, Uppsala, Sweden, and our telephone number is +46 (0) 18 - 444 39 70. Our website address is www.olink.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this prospectus.
Company and Share Restructuring
Prior to the completion of this offering, we will undertake a company and share restructuring pursuant to which Knilo HoldCo AB will be registered as a public limited company (such transactions collectively, the Restructuring). In connection with the Restructuring, we will adopt new articles of association appropriate for a public company and affiliate our shares with Euroclear Sweden AB. Also, the separate classes of shares of Knilo HoldCo AB will be reorganized into a single class of common shares and each shall be issued in accordance with newly adopted articles of association prior to the completion of this offering. Please see the sections titled “Company and Share Restructuring” and “Description of Share Capital and Articles of Association” for more information.
Summary of the Material and Other Risks Associated With Our Business
Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business. These risks include, but are not limited to, the following:
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If we do not successfully manage the development, launch and scaling of new products, including our Explore product line and our Olink Signature platform, our financial results could be adversely affected.

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We are substantially dependent on the success of scaling our distributed kits model through Explore and Olink Signature in 2021. If we are unable to successfully roll out and scale this business model, our business will be materially harmed.

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If we do not successfully develop and introduce new assays for our technology, we may not generate new sources of revenue and may not be able to successfully implement our growth strategy.

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We will need to develop and expand our workforce and commercial infrastructure to support anticipated growth and scaling up in demand for our products and services, and we may encounter difficulties in managing this development and expansion and in meeting fluctuations in this demand.

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The life sciences tools markets are highly competitive. If we fail to effectively compete, our business, financial condition and operating results will suffer.

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The impacts and potential impacts of the novel coronavirus (COVID-19) pandemic continue to create significant uncertainty for our business, financial condition and results of operations.

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Our products could become subject to government regulation and the regulatory approval and maintenance process for such products may be expensive, time-consuming and uncertain in both timing and outcome.

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We expect to make significant investments in our continued research and development of new products and services and software, which may not be successful.

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Our future capital needs are uncertain and we may need to raise additional funds in the future.

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We are dependent on single source and sole source suppliers for some of the components and materials used in our products and the loss of any of these suppliers could harm our business. The ability of our suppliers to meet our needs and the needs of our customers could be reduced or eliminated by the impacts of the COVID-19 pandemic.

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If we are unable to protect our intellectual property effectively, our business would be harmed.

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If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our products.

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Our future success is dependent upon our ability to further penetrate our existing customer base and attract new customers.

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We depend on our key personnel and other highly qualified personnel, and if we are unable to recruit, train, retain and ensure the health and safety of our personnel, we may not achieve our goals.

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Raising additional capital may cause dilution to holders or purchasers of our common shares or purchasers of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

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Concentration of ownership by our principal shareholders may result in control by such shareholders of certain corporate governance matters including the composition of our board of directors.

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We identified material weaknesses in our internal control over financial reporting in relation to the consolidated financial statements of Olink Proteomics Holding AB and its subsidiaries for the period ended March 7, 2019 (Predecessor), and Knilo HoldCo AB as of and for the period ended December 31, 2019 (Successor), and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

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There is no established trading markets for our common shares or ADSs, and an active trading market may not develop for our ADSs or be sustained following this offering.

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We expect that the price of our ADSs may fluctuate significantly.

The summary risk factors described above should be read together with the text of the full risk factors below, in the section entitled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies in the United States. These provisions include:
•
the ability to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
reduced disclosure about our executive compensation arrangements;

•
exemption from the non-binding advisory votes on executive compensation, including golden parachute arrangements; and

•
exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Generally, we may take advantage of these exemptions for up to five years from the initial public offering of our ADSs or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our common shares (including in the form of ADSs) held by non-affiliates or we issue more than $1.0 billion of non-convertible debt over a three-year period.
We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities registered under the Exchange Act.
Implications of Being a Foreign Private Issuer
Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of The Nasdaq Stock Market. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, or Regulation FD, aimed at preventing issuers from making selective disclosures of material information.
Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.
We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.

THE OFFERING
ADSs offered by us
      ADSs, each ADS representing          common shares.
Underwriters’ option to purchase additional ADSs
The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to          additional ADSs.
Common shares to be outstanding immediately after this offering
      common shares (or          common shares if the underwriters exercise in full their option to purchase an additional          ADSs).
ADS to be outstanding immediately after this offering
ADSs (or          ADSs if the underwriters exercise in full their option to purchase an additional               ADSs).
American Depositary Shares
Each ADS represents          common shares, quota value SEK 1.00 per share. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. You will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Depositary
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $      million, or $      million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering, together with our existing cash at bank and in hand and undrawn credit facilities (i) to refinance our current outstanding credit facilities; and (ii) the remainder for other continuous development work related to advancing our offering, research and development, operating expenses, and general corporate purposes, including working capital and scaling of operations, and capital expenditures. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.
Proposed Nasdaq Global Market symbol for the ADSs
“OLK”

Unless otherwise stated in this prospectus, the number of common shares to be outstanding gives effect to the Restructuring and includes common shares in the form of ADSs to be issued and sold by us in this offering, is based on        common shares outstanding as of December 31, 2020, and excludes:
•
       common shares that will be reserved for future issuance under our Equity Incentive Plan that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:
•
the consummation of the transactions described under “Company and Share Restructuring” prior to the closing of this offering;

•
an initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus;

•
the filing and effectiveness of our amended and restated articles of association immediately prior to the completion of this offering; and

•
no exercise by the underwriters of their option to purchase up to        additional ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables present the summary consolidated financial data as of the dates and for the periods indicated for our business. We have derived actual historical amounts included in the following summary of consolidated financial data as of December 31, 2019 (Successor), for the period from January 4 through December 31, 2019 (Successor), and for the period from January 1 through March 7, 2019 (Predecessor) from our audited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. The summary consolidated financial data set forth below should be read together with our audited consolidated financial statements as of December 31, 2019 (Successor), for the period from January 4 through December 31, 2019 (Successor), and for the period from January 1 through March 7, 2019 (Predecessor) and the related notes to those statements, as well as the sections of this prospectus captioned “Selected Consolidated Financial Data,” “Company and Share Restructuring” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We prepare our financial statements in accordance with IFRS as issued by the IASB (except for the exclusion of comparative information as discussed in Note 1 to the consolidated financial statements included elsewhere in this prospectus).
Our results of operations for the periods ended December 31, 2019 and March 7, 2019, respectively, are summarized in the table below.
Amounts in thousands of U.S. Dollars (except per share amounts)	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Revenue	$41,693	$4,625
Cost of goods sold	(13,018)	(1,254)
Gross profit	28,675	3,371
Selling expenses	(8,247)	(9,011)
Administrative expenses	(26,609)	(709)
Research and development expenses	(4,845)	(1,676)
Other operating income	363	310
Operating loss	(10,663)	(7,715)
Financial income	7	242
Financial expenses	(7,874)	(27)
Loss before tax	(18,530)	(7,500)
Income tax	652	(332)
Net loss for the period (Attributable to shareholders of the Parent)	$(17,878)	$(7,832)
Weighted average number of shares (thousands)(1)	35,274	171
Basic and diluted loss per share(1)	$(0.83)	$(45.80)
Weighted average number of shares (thousands) used to compute pro forma loss per share(2)
Pro forma basic and diluted loss per share(2)

(1)
See Note 22 to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted loss per share.

(2)
Pro forma adjustments give effect to the Restructuring. See "Company and Share Restructuring" for more information.

Summary Consolidated Balance Sheet Data
Amounts in thousands of U.S. Dollars	Successor As of December 31, 2019	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Cash at bank and in hand	$6,162	$	$
Total assets	346,919
Total equity attributable to shareholders of the Parent	205,966
Non-Current interest-bearing loans and borrowings	56,278
Total liabilities	140,953
Total liabilities and shareholders’ equity	346,919

(1)
Pro forma balance sheet data give effect to the Restructuring. See “Company and Share Restructuring” for more information.

(2)
The pro forma as adjusted balance sheet data give further effect to the sale by us of      ADSs in this offering, based on an assumed initial public offering price of $    per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $     per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash at bank and in hand, total assets and total equity attributable to shareholders of the Parent by $    million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash at bank and in hand, total assets and total equity attributable to shareholders of the Parent by $     million, assuming no change in the assumed initial public offering price of $     per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
Investing in the ADSs involves a high degree of risk. Before you decide to invest in the ADSs, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of the ADSs could decline, and you may lose all or part of your investment. Please also see “Special Note Regarding Forward-Looking Statements.”
Risks Related to our Business and Industry
If we do not successfully manage the development, launch and scaling of new products, including our Explore product line and our Olink Signature platform, our financial results could be adversely affected.
In June 2020, we introduced our Explore product line to the market. We face risks associated with launching new products, such as new Explore products, and platforms, such as our Olink Signature platform, which we plan to launch in the second half of 2021. If we encounter development, manufacturing or scaling challenges or discover errors during our product development cycle, the product launch dates of new products may be delayed or our growth may be hindered. The expenses or losses associated with unsuccessful product development, launch activities, or scaling opportunities, or lack of market acceptance of our new products could adversely affect our business or financial condition.
We are substantially dependent on the success of scaling our distributed kits model through Explore and Olink Signature during 2021. If we are unable to successfully roll out and scale this business model, our business will be materially harmed.
To date, we have invested significant efforts and financial resources in the development of our Explore product line offering to enable a scalable distributed kits model, which we are currently delivering to early access customers and expect to launch in 2021, and the Olink Signature platform, which we expect to launch during the second half of 2021. Our near-term prospects, including our continued ability to finance our operations and generate revenue, will depend substantially on the successful performance of our Explore and Target kits sales. The commercial success of our distributed kits will depend on a number of factors, including:
•
our ability to gain traction for our external installations, scaling our footprint to enable the transition to a more distinct distributed kits business model;

•
the accessibility of Illumina’s NGS technology, which is the underlying readout platform for Explore;

•
the availability, perceived advantages, relative cost, and relative performance of alternative and competing products;

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the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;

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our ability to obtain, maintain, protect and enforce our intellectual property rights in and to our Explore product line and our Olink Signature platform;

•
our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property related claims; and

•
our ability to raise sufficient capital resources to fund the commercialization of our Explore product line and our Olink Signature platform.

Many of these factors are beyond our control. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our distributed kits model, which would materially harm our business. If we are not successful in commercializing our Explore kits or Olink Signature platform or are significantly delayed in doing so, our business will be materially harmed.
If we do not successfully develop and introduce new assays for our technology, we may not generate new sources of revenue and may not be able to successfully implement our growth strategy.
Our business strategy includes the development of new assays for our library of protein biomarker targets. New assays require significant research and development and a commitment of significant resources prior to their commercialization. Our technology is complex, and we cannot be sure that any assays we intend to develop will be developed successfully, be proven to function as intended, offer improvements over currently available tests, meet applicable standards, be produced in commercial quantities at acceptable costs or be successfully marketed. We cannot assure you that any assays we develop will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Moreover, development of particular assays may require licenses or access to third-party intellectual property which may not be available on commercially reasonable terms, or at all. If we do not successfully develop new high-multiplex assays for our protein biomarker targets, we could lose revenue opportunities with existing or future customers.
Our long-term results depend upon our ability to improve existing products and introduce and market new products successfully.
Our business is dependent on the continued improvement of our existing products and our development of new products utilizing our existing or potential future technology. As we introduce new products or refine, improve or upgrade versions of existing products, we cannot predict the level of market acceptance or the amount of market share these products will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new products in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product development and refinement. We may need more capital for product development and refinement than is available on terms favorable to us, if at all, which could adversely affect our business, financial condition or results of operations.
We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new products and product enhancements based on technological innovation on a timely basis, our products may become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:
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correctly identify customer needs and preferences and predict future needs and preferences;

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allocate our research and development funding to products with higher growth prospects;

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anticipate and respond to our competitors’ development of new products and technological innovations;

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innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;

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successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new products of appropriate quality on time;

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maintain our existing collaborative relationships with key opinion leaders (KOLs) in the life sciences scientific community; and

•
convince customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we may incur substantial costs in doing so, and our profitability may suffer.
Our ability to develop new products based on innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect our competitive position.
We have estimated the sizes of the markets for our current and future products and services, and these markets may be smaller than we estimate.
The market for proteomics technologies and products is new and evolving, making it difficult to predict with any accuracy the size of the markets for our current and future products. Our estimates of the total addressable market for our current products and services and those under development are based on a number of internal and third-party estimates, including, without limitation, the research community’s unmet need for methods to better facilitate prediction of drug response and disease risk and outcomes, whether novel proteomics are successfully integrated into the genomics markets from full discovery to clinical decision making, the applicability of our technology for in vitro diagnostics and laboratory developed tests, and the assumed prices at which we can sell our current and future products and services for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our current or future products and services may prove to be incorrect.
The future growth of the market for our current and future products depends on many factors beyond our control, including recognition and acceptance of our products by the scientific community and the growth, prevalence and costs of competing products and solutions. Such recognition and acceptance may not occur in the near term, or at all. If the markets for our current and future products are smaller than estimated or do not develop as we expect, or if the price at which we can sell future products and services or the total addressable market for our products or services is smaller than we have estimated, our growth may be limited and our business, financial condition and operational results of operations could be adversely affected.
The life sciences tools markets are highly competitive. If we fail to effectively compete, our business, financial condition and operating results will suffer.
We face significant competition in the life sciences tools markets. We currently compete with both established and early stage life sciences tools companies that design, manufacture and market assay products and services and libraries of protein biomarker targets. We believe our principal competitors in the life sciences tools markets are Quanterix Corporation, Meso Scale Diagnostics, LLC, Luminex Corporation and SomaLogic, Inc. In addition, there are a number of new market entrants, such as Seer, Inc. and Nautilus Biotechnology Inc., in the process of developing novel technologies for the life sciences market, including those that may compete with our PEA technology and existing product lines.
Some of our current competitors are large publicly-traded companies, or are divisions of large publicly-traded companies, and may enjoy a number of competitive advantages over us, including:
•
greater name and brand recognition, financial and human resources;

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larger sales forces and more established distributor networks;

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substantial intellectual property portfolios;

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larger libraries of protein biomarkers; and

•
better established, larger scale, and lower cost manufacturing capabilities.

We believe that the principal competitive factors in all of our target markets include:
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market adoption;

•
scientific proof;

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cost of capital equipment;

•
cost of consumables and supplies;

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reputation among customers and KOLs;

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innovation in product offerings;

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flexibility and ease-of-use;

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accuracy and reproducibility of results; and

•
compatibility with existing laboratory processes, tools and methods.

We cannot assure investors that our products will compete favorably or that we will be successful in the face of increasing competition from new products and technologies introduced by our existing competitors or new companies entering our markets. In addition, we cannot assure investors that our competitors do not have or will not develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than ours. Although we are pursuing several strategies to mitigate this trend, there can be no assurance we will be successful in doing so. Any failure to compete effectively could materially and adversely affect our business, financial condition and operating results.
Our business depends on levels of research and development spending by academic and governmental research institutions and biopharmaceutical companies, a reduction in which could limit demand for our products and adversely affect our business and operating results.
In the near term, we expect that a vast majority of our revenue will be derived from sales of our three product lines: Explore, Target, and Focus, to academic and clinical institutions and biopharmaceutical companies worldwide for research and development applications. The demand for our products will depend in part upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:
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changes in government programs (such as the National Institutes of Health) that provide funding to research institutions and companies;

•
macroeconomic conditions, the political climate and the ongoing impact of the COVID-19 pandemic;

•
changes in the regulatory environment;

•
differences in budgetary cycles;

•
competitor product offerings or pricing;

•
market-driven pressures to consolidate operations and reduce costs; and

•
market acceptance of relatively new products.

In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could results in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers, including delays caused by these customers’ reducing activities in response to the COVID-19 pandemic. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of capital or operating expenditures, could materially and adversely affect our business, operating results and financial condition.
If we cannot provide quality technical and applications support, we could lose customers and our business and prospects will suffer.
The placement of our products and third-party instruments used with our products at new customer sites, the introduction of our technology into our customers’ existing laboratory workflows and ongoing customer support can be complex. Accordingly, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our technology at a technical level. To effectively support potential new customers and the expanding needs of current customers, we will need to substantially expand our technical support staff. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business needs, our business and prospects will suffer.
We may experience manufacturing problems or delays that could limit our growth or adversely affect our operating results.
Our products are manufactured at our facilities located in Uppsala, Sweden using complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures. Any unforeseen manufacturing problems, such as contamination of our facilities, equipment malfunction, quality issues with components and materials sourced from third-party suppliers, failure to strictly follow procedures or meet specifications, or reduced or blocked access to our facilities as a result of the ongoing COVID-19 pandemic, could result in delays or shortfalls in production or require us to voluntarily recall our products. Identifying and resolving the cause of any such manufacturing or supplier issues could require substantial time and resources. If we are unable to keep up with demand for our products by successfully manufacturing and shipping our products in a timely manner, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products or cancel outstanding purchase orders.
In addition, the introduction of new products may require the development of new manufacturing processes and procedures as well as new suppliers. While all of our assays are currently produced using the same basic processes, significant variations may be required to meet new product specifications. Developing new processes and negotiating supply agreements can be very time consuming, and any unexpected difficulty in doing so could delay the introduction of a product.
Undetected errors or defects in our products, services and software could harm our reputation and decrease market acceptance of our products, services and software.
Our products and services, as well as the software that accompanies them, are novel and complex and may contain undetected errors or defects when first introduced or as new versions are released. We cannot assure you that material performance problems, defects, or errors will not arise, and as we commercialize our Olink Signature platform with new software and launch more applications and content on Olink Insight, these risks may increase. We expect to provide warranties that our products will meet performance specifications and will be free from defects. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins.
In manufacturing our products, we depend upon third parties for the supply of various components, many of which require a significant degree of technical expertise to produce. If our suppliers fail to produce our components to specification or provide defective products to us and our quality control tests and procedures fail to detect such errors or defects, or we or our suppliers use defective materials in the manufacturing process, the reliability and performance of our products will be compromised.
Disruptions or other performance problems with our products, services or software may adversely impact our customers’ research or business, harm our reputation and result in reduced revenue or increased costs associated with product repairs or replacements. If that occurs, we may also incur significant costs, the attention of our key personnel could be diverted or other significant customer relations problems may arise.
We may be subject to claims related to errors or defects in our products, services or software.
Errors or defects in our products, services or software may give rise to claims against us that exceed any revenue or profit we receive from the affected products, services or software. Our limited representations for services cover nonconformance with generally accepted and applicable standards of service, and our limited product warranties cover manufacturing defects for use in accordance with applicable specifications and instructions.
The impacts and potential impacts of the COVID-19 pandemic continue to create significant uncertainty for our business, financial condition and results of operations.
The extent of the impacts of the COVID-19 pandemic on our business and financial results will continue to depend on numerous evolving factors that we are not able to accurately predict and which will vary by market, including the duration and scope of the pandemic, global economic conditions during and after the pandemic, governmental actions that have been taken, or may be taken in the future, in response to the pandemic, and changes in customer behavior in response to the pandemic, some of which may be more than just temporary. Our global operations expose us to risks associated with the COVID-19 pandemic, which has continued to result in challenging operating environments. COVID-19 continues to spread across the globe to almost all of the countries and territories in which our products are developed, made, manufactured, distributed or sold. Authorities in many of these countries and territories have implemented numerous measures to stall the spread and reduce the impact of COVID-19, including travel bans and restrictions, quarantines, curfews, shelter in place and safer-at-home orders, business shutdowns and closures, and have also implemented multi-step polices with the goal of re-opening these markets. These measures have impacted and continue to impact us, our employees, customers, manufacturers, distributors, partners, suppliers and other third parties with whom we do business. The COVID-19 pandemic has adversely affected, and is expected to continue to adversely affect, elements of our business.
We have primarily observed disruptions in the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended parts of 2020. Our forecasted growth rate for 2020 has been adversely impacted by COVID-19, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline, however there have been delays with projects being pushed into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden and Watertown, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 in order to operate with a higher level of excess inventory than we have done historically. Although we have seen a reduction in demand due to the ongoing COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world.
We have implemented a bi-weekly testing program for all employees in Sweden and have supported and implemented a work-from-home policy for our employees, while the office remains open for ongoing necessary activities as permitted by relevant government orders. The countries and territories in which our products are developed, made, manufactured, distributed or sold are in varying stages of restrictions, re-opening and reclosing to address the COVID-19 pandemic. Certain jurisdictions have begun re-opening only to return to restrictions in the face of increases in new COVID-19 cases. There is considerable uncertainty regarding how the effects of the pandemic, including current and future health and safety measures implemented in response to the pandemic, will impact our business, including whether they will result in further changes in demand for our products; further increases in operating costs (whether as a result of changes to our supply chain or increases in employee costs, operating costs or otherwise); further impact our ability to perform research and development, manufacturing, and shipping of our products; how they will further impact our supply chain; and whether they will result in further reduced availability of air or other commercial transport, port closures or border restrictions, each or all of which can impact our ability to make, manufacture, distribute and sell our products. In addition, measures that impact our ability to access our facilities may continue to impact the availability of our employees, some of whom are not able to perform their job functions remotely. If a significant percentage of our or our business partners’ workforce is unable to work (including because of illness, facility closures, quarantine, curfews, shelter in place orders, travel restrictions, social distancing requirements or other governmental restrictions or voluntarily adopted practices), our operations will be negatively impacted. Any sustained interruption in our or our business partners’ operations, research and development, distribution network or supply chain or any significant continuous shortage of raw materials or other supplies as a result of these measures, restrictions or disruptions, including as a result of increased demand for certain products, can impair our ability to develop, make, manufacture, distribute or sell our products.
Compliance with governmental measures imposed in response to COVID-19 has caused and will continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines and other penalties, any of which can adversely affect our business. In addition, the increase in certain of our employees working remotely has amplified certain risks to our business, including increased demand on our information technology resources and systems, increased phishing and other malicious activity as cybercriminals try to exploit the uncertainty surrounding the COVID-19 pandemic and an increase in the number of points of potential exposure, such as laptops and mobile devices, to be secured, and any failure to effectively manage these risks, including to timely identify and appropriately respond to any security incidents, may adversely affect our business.
Public concern regarding the risk of contracting COVID-19 may impact demand from customers. Even as governmental restrictions are lifted and economies gradually re-open, the ongoing economic impacts and health concerns associated with the pandemic may continue to affect customer behavior. In addition, changes in customer purchasing patterns may increase demand for our products in one quarter, resulting in decreased customer demand for our products in subsequent quarters. The continued economic uncertainty associated with the COVID-19 pandemic has resulted in volatility in the global capital and credit markets which could impair our ability to access these markets on terms commercially acceptable to us, or at all, and execute our growth strategies. While we have developed and implemented and continue to develop and implement health and safety protocols, business continuity plans and crisis management protocols in an effort to try to mitigate the negative impact of COVID-19 on our employees and our business, there can be no assurance that we will be successful in our efforts or that such efforts may not have detrimental unintended consequences, and as a result, our business, financial condition and results of operations and the price of our common shares and ADSs may be adversely affected.
Our products could become subject to government regulation and the regulatory approval and maintenance process for such products may be expensive, time-consuming and uncertain in both timing and outcome.
Our products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only (RUO) products, and are not currently designed, or intended to be used, for clinical diagnostic tests. However, as we continue to expand our product lines and the applications and uses of our existing products into new fields, certain of our current or future products could become subject to regulation by the United States Food and Drug Administration (FDA), European Medicines Agency (EMA), or comparable international agencies, including requirements for regulatory clearance, authorization or approval of such products before they can be marketed. Also, even if our products are labeled, promoted and intended as RUO, the FDA, EMA or comparable international agencies could disagree with our conclusion that our products are intended for research use only or deem our sales, marketing and promotional efforts as being inconsistent with RUO products. For example, our customers may independently elect to use our RUO labeled products in their own LDTs for clinical diagnostic use, which could subject our products to government regulation, even if clinical uses of our RUO products by our customers were done without our consent. Such regulatory approvals, authorizations or clearances may be expensive, time-consuming and uncertain, and our failure to obtain or comply with such approvals, authorizations and clearances could have an adverse effect on our business, financial condition and operating results. In addition, changes to the current regulatory framework, including the imposition of additional or new regulations, including regulation of our products, could arise at any time during the development or marketing of our products, which may negatively affect our ability to obtain or maintain FDA, EMA or comparable regulatory approval of our products, if required. Also, obtaining and maintaining marketing approval of our current and future products in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our current and future product candidates in other jurisdictions. Further, if we expand into new product lines or services, we may become subject to additional U.S. healthcare regulations such as federal and state fraud and abuse, transparency and data privacy and security laws and state clinical laboratory requirements, among others.
Diagnostic products are regulated as medical devices by the FDA, EMA and comparable international agencies and may require clearance following the 510(k) pre-market notification process, authorization following a request for de novo classification or pre-market approval from the FDA, in each case prior to marketing. In Europe, we would need to comply with the new Medical Device Regulation 2017/745 and In Vitro Diagnostic Regulation 2017/746, which became effective May 26, 2017, with application dates of May 26, 2021 (postponed from 2020) and May 26, 2022, respectively. Obtaining the requisite regulatory approvals can be expensive and may involve considerable delay. None of our products are currently regulated as in vitro diagnostic devices for clinical diagnosis. However, if our products labeled as RUO are used, or could be used, for the diagnosis of disease, the regulatory requirements related to marketing, selling and supporting such products could change or be uncertain, even if such use by our customers is without our consent. Moreover, if the FDA believed we inappropriately labeled our products as RUO, it could allege that we had misbranded or adulterated our products.
If the FDA, EMA or other regulatory authorities assert that any of our products are subject to regulatory clearance, authorization or approval, our business, financial condition or results of operations could be adversely affected.
The raw materials for and components of our products could become subject to stricter regulation.
Antibodies are a key component of our products. The Scientific Advisory Committee (ESAC) of the European Union Reference Laboratory for alternatives to animal testing (EURL ECVAM) published a recommendation in May 2020 on non-animal derived antibodies which, in summary, stated that animals should no longer be used for the development and production of antibodies for research, regulatory, diagnostic and therapeutic applications and that countries in the European Union should no longer authorize the development and production of antibodies through animal immunization, where robust, legitimate scientific justification is lacking. The recommendation is based on the principle from European Union Directive 2010/63 on the protection of animals used for scientific purposes, that European Union Member States should ensure that, wherever possible, a scientifically satisfactory method or testing strategy not entailing the use of live animals should be used over any procedure that may be harmful to animals. The ESAC recommendation suggests that non-animal derived antibodies are equivalent to animal-derived antibodies for the vast majority of applications and encourages manufacturers and suppliers to replace animal-derived antibodies available in their catalogues with non-animal-derived affinity reagents. While the ESAC recommendation is not legally-binding, and its principles are yet to be enacted in legislation, it does suggest a policy move away from the use of animal immunization for developing and producing antibodies in the European Union and, in particular, that European Union Member States may need to adapt their national regulations on antibody development and production to ensure compliance with Directive 2010/63. This may result in stricter regulation in the future which could have an adverse impact on our operations and antibody suppliers.
We face risks related to handling of hazardous materials and other regulations governing environmental safety.
Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous materials in manufacturing and in our products, and the generation, transportation and storage of waste. We could discover that we, an acquired business or our suppliers are not in material compliance with these regulations. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively, that may have a negative effect on our business and results of operations. It is also impossible to eliminate completely the risk of accidental environmental contamination or injury to individuals. In such an event, we could be liable for any damages that result, which could adversely affect our business.
Acquisitions or joint ventures could disrupt our business, cause dilution to our shareholders and/or our holders of ADSs and otherwise harm our business.
We may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. For example, in early 2020, we acquired Agrisera AB, a Swedish company specializing in antibody production, in order to enable the growth of our protein biomarker library and increase control over our supply chain. Any future transactions could be material to our financial condition and operating results and expose us to many risks, including:
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disruption in our relationships with customers, distributors or suppliers as a result of such a transaction;

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unanticipated liabilities related to acquired companies;

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difficulties integrating acquired personnel, technologies and operations into our existing business;

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diversion of management time and focus from operating our business;

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increases in our expenses and reductions in our cash available for operations and other uses; and

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possible write-offs or impairment charges relating to acquired businesses.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.
Also, the anticipated benefit of any strategic transaction may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results.
Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.
General conditions in the global economy and in the global financial markets could adversely affect our results of operations, including the potential effects from COVID-19 as discussed above, the overall demand for our products and services may be particularly vulnerable to unfavorable economic conditions. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn or political disruption could result in a variety of risks to our business, including weakened demand for our products and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our products and services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.
Enhanced trade tariffs, import restrictions, export restrictions, Chinese regulations or other trade barriers may materially harm our business.
We are continuing to expand our international operations as part of our growth strategy and have experienced an increasing concentration of sales in certain regions outside the United States and European Union, especially in the Asia-Pacific region. There is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, government regulations and tariffs. The current United States presidential administration has called for substantial changes to United States foreign trade policy with respect to China and other countries, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the United States. Starting September 2018, the United States Trade Representative (USTR) has enacted various tariffs of 7.5%, 10%, 15% and 25% on the import of Chinese products, including non-U.S. components and materials that may be used in our products. Additionally, China has also imposed tariffs on imports into China from the United States. These tariffs could raise our costs. Furthermore, tariffs, trade restrictions, or trade barriers that have been, and may in the future be, placed on products such as ours by foreign governments, especially China, have raised, and could further raise, amounts paid for some or all of our products, which may result in the loss of customers and our business, and our financial condition and results of operations may be harmed. Further tariffs may be imposed that could cover imports of components and materials used in our products, or our business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to components or materials used in our products or increased amounts that must be paid for our products, which could materially harm our business, financial condition and results of operations. Further, the continued threats of tariffs, trade restrictions and trade barriers could have a generally disruptive impact on the global economy and, therefore, negatively impact our sales. Given the relatively fluid regulatory environment in China and the United States and uncertainty how the United States or foreign governments will act with respect to tariffs, international trade agreements and policies, there could be additional tax or other regulatory changes in the future. Any such changes could directly and adversely impact our financial results and results of operations.
Additionally, in November 2018, the United States Commerce Department’s Bureau of Industry and Security (BIS) released an advance notice of proposed rulemaking to control the export of emerging technologies. This notice included “biotechnology, including nanobiology; synthetic biology; genomic and genetic engineering; or neurotech” as possible areas of increased export controls. Therefore, it is possible that our ability to export our products may be restricted in the future.
Finally, in April 2020, BIS expanded its controls on the export, reexport, and transfer of certain items for military end-use or to military end-users in China, Russia, and Venezuela. These expanded controls could impact our ability to sell our products to certain end-users in these countries, most notably China.
Risks Related to Our Financial Position and Need for Additional Capital
We expect to make significant investments in our continued research and development of new products and services and software, which may not be successful.
We currently have a library of approximately 1,500 protein biomarker targets and plan to increase our library to approximately 3,000 protein biomarker targets in 2021, and to over 6,000 protein biomarker targets over time. Starting in 2021, we plan to make our Explore line widely available as distributed kit products and launch our own qPCR readout platform, Olink Signature Q100. In addition, we plan to utilize our cloud platform, Olink Insight, and work together with KOLs and our customers, to make proteomics big data easy, accessible and actionable, which in turn requires open access, transparent and high-quality protein biomarker data. We also plan to invest in our sales and marketing infrastructure to grow our customer base and sell more products and services to existing customers. We expect to incur significant expenses to advance these development efforts, but they may not be successful. Even if we are ultimately successful in these efforts, our gross margins may suffer as we invest in advance of potential revenue growth.
Developing new products, services and software is a speculative and risky endeavor. Products, services or software that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat studies before we identify a potentially successful product or service. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a product appears successful, we or our collaborators may, depending on the nature of the product, need to obtain FDA, EMA and other regulatory clearances, authorizations or approvals before we can market the product. The FDA’s and EMA’s clearance, authorization or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The FDA, EMA or other applicable regulatory authority may not clear, authorize or approve any future product we develop. Even if we develop a product that receives regulatory clearance, authorization or approval, we or our collaborators would need to commit substantial resources to commercialize, sell and market the product before it could be profitable, and the product or service may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.
New potential products, services and software may fail at any stage of development or commercialization and if we determine that any of our current or future products, services or software is unlikely to succeed, we may abandon them without any return on our investment. If we are unsuccessful in developing additional products, services or software, our potential for growth may be impaired.
Our future capital needs are uncertain and we may need to raise additional funds in the future.
We believe that our existing cash at bank and in hand and undrawn credit facilities as of December 31, 2020, together with our cash generated from commercial sales, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we may need to raise substantial additional capital to:
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expand our sales and marketing efforts to further commercialize our products;

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strategically acquire companies or technologies that may be complementary to our business;

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expand our research and development efforts to improve our existing products and develop and launch new products, particularly if any of our products are deemed by the FDA, EMA or other applicable regulatory authority to be medical devices or otherwise subject to additional regulation by the FDA, EMA or other applicable regulatory authority;

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seek premarket approval, de novo classification or 510(k) clearance from the FDA and comply with the new Medical Device Regulation 2017/745 and In Vitro Diagnostic Regulation 2017/746 in Europe for our existing products or new products if or when we decide to market products for use in the prevention, diagnosis or treatment of a disease or other condition (see “— Our products could become subject to government regulation and the regulatory approval and maintenance process for such products may be expensive, time-consuming and uncertain in both timing and outcome” for further information about the FDA, EMA and other regulatory approvals that we may be required to seek and obtain in that circumstance);

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hire additional personnel;

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enter into collaboration arrangements, if any, or in-license other products and technologies;

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add operational, financial and management information systems; and

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incur increased costs as a result of operating as a public company.

Our future funding requirements will depend on many factors, including:
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market acceptance of new products, including our recently launched Explore product line and our future products;

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the cost and timing of establishing additional sales, marketing and distribution capabilities;

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the cost of our research and development activities;

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our ability to enter into collaborations in the future, and the success of any such collaborations;

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the cost and timing of potential regulatory clearances, authorizations or approvals that may be required in the future for our products; and

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the effect of competing technological and market developments.

We cannot assure you that we will be able to obtain additional financing for investment for growth on acceptable terms, or at all. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as necessary. If we raise additional funds by issuing equity or equity-linked securities, our shareholders and future holders of our ADSs may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing may contain terms that are not favorable to us, our shareholders or future holders of our ADSs. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of new products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could have a material adverse effect on our financial condition, operating results and business.
We have incurred losses, from time to time, since we were formed and we may incur losses in the future.
We recorded revenue of $      million, $41.7 million and $4.6 million; and recognized net losses of $      million, $17.9 million and $7.8 million during the year ended December 31, 2020, the period ended December 31, 2019 and the period ended March 7, 2019, respectively. We may incur losses in the future as we plan to invest significant additional funds toward expansion of our commercial organization and the development of our technology. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These increased expenses will make it harder for us to sustain future profitability. We may incur losses in the future for a number of reasons, many of which are beyond our control, including the other risks described in this “Risk Factors” section, the market acceptance of our new products, future product development and our market penetration and margins. Our failure to become profitable would depress the value of our common shares and ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common shares or ADSs could also cause you to lose all or part of your investment.
We have a limited operating history, which may make it difficult to evaluate the prospects for our future viability and predict our future performance.
Our operations to date have been limited to developing and commercializing our technology and products. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. Predictions about our future success or viability are highly uncertain and may not be as accurate as they could be if we had a longer operating history. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.
Our operating results have in the past fluctuated significantly and may continue to fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results have fluctuated significantly, which makes it difficult for us to predict our future operating results. These fluctuations have occurred and may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

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reductions in capacity or shutdowns of laboratories and other institutions as well as other impacts stemming from the COVID-19 pandemic, including reduced or delayed spending on products and services as a result of such shutdowns and delays before re-opened laboratories and institutions resume previous levels of research activities that require new purchases of our products and services;

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disruptions in customers’ ongoing experiments or interruptions in the ability of our customers to complete research projects as a result of the COVID-19 pandemic;

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our dependence on single source and sole source suppliers for some of the components and materials used in our products;

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production problems and quality issues with the materials we purchase for manufacturing, which could impact our ability to manufacture and ship our products and related components;

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the level of demand for our products, which may vary significantly and result in excess capacity expenses, and our ability to increase penetration in our existing markets and expand into new markets;

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the timing and cost of, and level of investment in, research and development and commercialization activities relating to our products, which may change from time to time;

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the volume and mix of our product and services sales or changes in the manufacturing or sales costs related to our products and services;

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the success of our recently introduced products, including our Explore, Target and Focus product lines, and the introduction of other new products or product enhancements by us, such as our own qPCR readout platform, Olink Signature Q100, or others in our industry;

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the timing and amount of expenditures that we may incur to acquire, develop or commercialize additional products and technologies or for other purposes, such as the expansion of our facilities;

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changes in governmental funding of life sciences research and development or changes that impact budgets, budget cycles or seasonal spending patterns of our customers;

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future accounting pronouncements or changes in our accounting policies;

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the outcome of any future litigation or governmental investigations involving us, our industry or both;

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difficulties encountered in delivering our products and services, whether as a result of external factors such as weather or internal issues such as labor disputes;

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general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

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higher than anticipated warranty costs;

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customers accelerating, canceling, reducing or delaying orders as a result of developments related to litigation;

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the impacts of infectious disease, epidemics, pandemics and outbreaks, including the effects of the COVID-19 pandemic, on our business operations and on the business operations of our customers, manufacturers and suppliers; and

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the other factors described in this “Risk Factors” section.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.
This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common shares and ADSs could decline substantially. Such a price decline could occur even when we have met or exceeded any previously publicly stated guidance we may provide. Our failure to reinstate or provide updated annual revenue guidance in the future may make it more difficult for financial analysts and other investors to value our common shares and ADSs and may result in increased volatility in the price of our common shares and ADSs.
Seasonality may cause fluctuations in our revenue and results of operations.
We operate on a December 31st year end and believe that there are significant seasonal factors which may cause sales of our products, such as our Explore, Target and Focus product lines, to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in our operating results. We believe that this seasonality results from a number of factors, including the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends. For example, the U.S. government’s fiscal year end occurs in our third quarter and may result in increased sales of our products during such quarter if government-funded customers have unused funds that may be forfeited, or future budgets that may be reduced, if such funds remain unspent at such fiscal year end. Furthermore, the academic budgetary cycle similarly requires grantees to ‘use or lose’ their grant funding, which seems to be tied disproportionately to the end of the calendar year, driving sales higher during the fourth quarter. Similarly, our biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of their purchasing activity occurring during our fourth quarter. These factors have contributed, and may contribute in the future, to substantial fluctuations in our quarterly operating results. Because of these fluctuations, it is possible that in some quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our ADSs would likely decrease. These fluctuations, among other factors, also mean that our operating results in any particular period may not be relied upon as an indication of future performance. Seasonal or cyclical variations in our sales have in the past, and may in the future, become more or less pronounced over time, and have in the past materially affected, and may in the future materially affect, our business, financial condition, results of operations and prospects. Additionally, impacts of the COVID-19 pandemic could cause unpredictable temporary or permanent fluctuations in seasonal or cyclical variations.
Our sales cycle is lengthy and variable, which makes it difficult for us to forecast revenue and other operating results.
The sales cycle for our products is lengthy because each sale generally represents a major capital expenditure and generally require the approval of our customers’ senior management. This may contribute to substantial fluctuations in our quarterly or annual operating results, particularly during the periods in which our sales volume is low. Factors that may cause fluctuations in our quarterly or operating results include, without limitation, market acceptance for our new products; our ability to attract new customers; publications of studies by us, competitors or third parties; the timing and success of new product introductions by us or our competitors or other changes in the competitive dynamics of our industry, such as consolidation; the amount and timing of our costs and expenses; changes in our pricing policies or those of our competitors; general economic, industry and market conditions; the effects of seasonality; the regulatory environment; expenses associated with warranty costs or unforeseen product quality issues; the hiring, training and retention of key employees, including our ability to grow our sales organization; litigation or other claims against us for intellectual property infringement or otherwise; our ability to obtain additional financing as necessary; changes or trends in new technologies and industry standards; and the impact of COVID-19. Because of these fluctuations, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our ADSs would likely decrease. Such fluctuations also mean that investors may not be able to rely on our operating results in any particular period as an indication of future performance. Sales to existing customers and the establishment of a business relationship with other potential customers is a lengthy process, generally taking several months and sometimes longer.

Following the establishment of the relationship, the negotiation of purchase terms can be time-consuming, and a potential customer may require an extended evaluation and testing period. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer payments. As a result, in the event that a sale is not completed or is canceled or delayed, we may have incurred substantial expenses, making it more difficult for us to become profitable or otherwise negatively impacting our financial results. Furthermore, because of our lengthy sales cycle, the realization of revenue from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter.
We may incur impairment charges on our goodwill and intangible assets which could adversely impact our financial results.
Goodwill and certain other intangible assets with indefinite lives are tested for impairment annually, or upon the identification of any impairment indicators. As of December 31, 2020, goodwill and other intangible assets with indefinite lives represented approximately    % of our total assets. In the future, if we determine that there has been impairment, our net profit or net loss for the relevant period would be reduced by the amount of the impairment, net of tax effects, if any.
We are exposed to risks related to currency exchange rates.
Due to the international scope of our operations, our assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the Swedish Kronor (SEK), the U.S. Dollar (USD) and the Euro (EUR). Currency risks arise when future commercial transactions or reported assets or liabilities are denominated in a currency other than our reporting currency, the USD. Exchange rate fluctuations between local currencies and the USD create risk in several ways, including the following:
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weakening of the USD may increase the USD cost of overseas research and development expenses and the cost of sourced product components outside the United States;

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the exchange rates on non-USD transactions and cash deposits can distort our financial results; and

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the pricing and profit margins of our products may be affected by currency fluctuations.

In addition, to the extent our need for contract manufacturing increases once certain of our products reach the commercial market, our exposure to currency risks will increase proportionally. We do not engage in regular hedging transactions, since to date our currency exposure has been mostly related to purchased services for product development, which has been irregular and difficult to anticipate. It is possible that fluctuations in currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.
We are subject to risks related to taxation in multiple jurisdictions.
We are subject to income taxes in Swedish and foreign jurisdictions. Significant judgments based on interpretations of existing tax laws or regulations may be required in determining our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions or the result of examinations by various tax authorities. Although we believe our tax estimates are reasonable, if the U.S. Internal Revenue Service (IRS) or other taxing authority disagrees with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. We will continue to monitor and assess the impact of the tax legislation on our business. Any changes in tax laws or regulations that are applied adversely to us or our customers could have a material adverse effect on our business, cash flow, financial condition or results of operations.
Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.
As of December 31, 2020, we had total indebtedness of $      million. Our level of indebtedness may have significant negative effects on our future operations, including:
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impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;

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requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

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increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

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limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with relatively lower levels of debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans which may have a material adverse effect on our business, financial condition, results of operation and prospects.
Risks Related to Our Dependence on Third Parties
We are dependent on single source and sole source suppliers for some of the components and materials used in our products and the loss of any of these suppliers could harm our business. The ability of our suppliers to meet our needs and the needs of our customers could be reduced or eliminated by the impacts of the COVID-19 pandemic.
In certain cases, we rely on single source suppliers for all of our requirements for some of our materials or components. In several cases, we do not have long term contracts with these suppliers, and even in the cases where we do, the contracts include significant qualifications that would make it extremely difficult for us to force the supplier to provide us with their services, materials or components should they choose not to do so. We are therefore subject to the risk that these third-party suppliers will not be able or willing to continue to provide us with materials and components that meet our specifications, quality standards and delivery schedules. Factors that could impact our suppliers’ willingness and ability to continue to provide us with the required materials and components include disruption at or affecting our suppliers’ facilities, such as work stoppages or natural disasters, infectious disease, epidemics or pandemics including COVID-19, outbreaks, adverse weather or other conditions that affect their supply, the financial condition of our suppliers, deterioration in our relationships with these suppliers or the decision by such suppliers to introduce products that compete directly with our solutions. In addition, we cannot be sure that we will be able to obtain these materials and components on satisfactory terms. Any increase in material and component costs or decrease in availability could reduce our sales and harm our gross margins. In addition, any loss of a material supplier may permanently cause a change in one or more of our products that may not be accepted by our customers or cause us to eliminate that product altogether.
For example, we depend on a single-source supplier for antibodies used for some of our products and we do not have a long-term contract with this single-source supplier. We also depend on single source suppliers, Fluidigm and Illumina, for instrumentation used for our products and we do not have a long-term contract with Illumina. Lead times for some of these antibodies and instruments can be several months or more and could be exacerbated due to the COVID-19 pandemic. In the event that demand increases, a manufacturing ‘lot’ does not meet our specifications or we fail to forecast and place purchase orders sufficiently in advance, this could result in a material shortage. Some of the antibodies and both of the platforms are proprietary to these suppliers, thereby making second sourcing and development of a replacement difficult. Furthermore, these suppliers have intellectual property rights that could prevent us from sourcing such antibodies and instruments from other suppliers. These suppliers could choose to create products that directly compete with our products and end our current supplier-customer relationships. If antibodies or instruments become unavailable from our current suppliers and we are unable to find acceptable substitutes for these suppliers, we may be required to produce them internally or change our product designs.
We have not qualified secondary sources for all materials or components that we source through a single supplier and we cannot assure investors that the qualification of a secondary supplier will prevent future supply issues. Disruption in the supply of materials or components would impair our ability to sell our products and meet customer demand, and also could delay the launch of new products, any of which could harm our business and results of operations. If we were to have to change suppliers, the new supplier may not be able to provide us with materials or components in a timely manner and in adequate quantities that are consistent with our quality standards and on satisfactory pricing terms. In addition, alternative sources of supply may not be available for materials that are scarce or components for which there are a limited number of suppliers.
While we have taken steps to mitigate potential supply chain and transportation infrastructure system issues which may result from the COVID-19 pandemic, the impacts of the COVID-19 pandemic, including interruptions in or failures of the global supply chain and transportation infrastructure system, could cause certain of our suppliers to experience shortages in materials and components that we depend on such suppliers to provide, could result in price increases in the materials and components we source from suppliers or could reduce the ability of our suppliers to meet our needs or the needs of our customers. The impacts of the COVID-19 pandemic could cause certain of our suppliers to be unable to operate temporarily or go out of business permanently. The realization of any of these risks could prevent us from producing, selling or delivering our products, reduce our sales and harm our gross margins or permanently cause a change in one or more of our products that may not be accepted by our customers or cause us to eliminate that product altogether.
We rely on contract manufacturers for the development and manufacturing of our Olink Signature platform, which can create supply uncertainties.
We rely on contract manufacturers for the production of our Olink Signature platform and, if it proves difficult for contract manufacturers to scale-up production of the platform, full-scale production may be delayed, which could then delay the platform launch schedule.

We will also be required to validate full-scale production and submit documentation to the relevant regulatory authorities in connection with the scaling-up of the production to full-scale production. These agencies must approve the production at the manufacturers we select. We will be relying upon the contract manufacturers to provide us with the appropriate information for the regulators, and if the documentation is incomplete or incorrect there is a risk that the platform launch will be delayed, which may have a material adverse effect on our financial position and performance.
Our reliance on a third-party service provider for provision of our services in China could limit or prevent us from providing our services and impact our revenue.
We offer Analysis Service through a third-party service provider in China. Our relationship with this third-party service provider is exclusive. The ability of our third-party service provider to provide our services has been and may continue to be impacted by the COVID-19 pandemic. If this third-party service provider does not perform adequately, we may not realize long-term revenue growth in China.
If our third-party providers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
Our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of hazardous materials and wastes. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers’ compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.
Risks Related to Intellectual Property
If we are unable to protect our intellectual property effectively, our business would be harmed.
We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. As of November 30, 2020, worldwide we owned or in-licensed 47 issued or allowed patents across 9 patent families (of which 25 patents are national validations of granted European patents, corresponding to 7 granted European patents each validated in 3 or 4 European countries) and 8 pending patent applications across 5 patent families (of which 5 applications across 3 families are still in the priority year). The patent term for two of our patent families, which cover our proprietary methods, will expire during 2021. Although we have additional patent families covering other aspects of our proprietary technologies, we cannot assure investors that we will keep our competitive advantage against third parties after the expiration of these patent families. We continue to file new patent applications to attempt to obtain further legal protection of the full range of our technologies. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.
Our success depends in part on obtaining patent protection for our products and services, preserving trade secrets, patents, copyrights and trademarks, operating without infringing the proprietary rights of third parties and acquiring licenses for technology or products. We may exercise our business judgment and choose to relinquish rights in trade secrets by filing applications that disclose and describe our inventions and certain trade secrets when we seek patent protection for certain of our products and technology. We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patents to be issued. Further, in some cases, we have as yet only filed United Kingdom patent applications on certain aspects of our products and technologies in order to obtain a priority date for these aspects of our products and technologies. Each of these United Kingdom patent applications is not eligible to become an issued patent outside of the United Kingdom until, among other things, we file an international patent application or other non-United Kingdom applications within 12 months of the filing date of the applicable United Kingdom patent application. Such applications may not become issued patents for a variety of reasons, including our failure to file an international application or other non-United Kingdom application within the permitted timeframe or a decision that doing so no longer makes business or financial sense. Publications of discoveries in scientific literature often lag behind the actual discoveries and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain, despite the importance of seeking patent protection in our industry. Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner.
Further, we cannot assure investors that other parties will not challenge any patents issued to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications, even if we spend significant resources defending such challenges. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents and could deprive us of the ability to prevent others from using the technologies claimed in such issued patents. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
Changes in either the patent laws or in interpretations of patent laws in the United States or other jurisdictions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.
In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it would be expensive and time consuming and the outcome would be unpredictable.

With respect to all categories of intellectual property protection, our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, competitors may develop their own versions of our products in countries where we did not apply for patents, where our patents have not issued or where our intellectual property rights are not recognized and compete with us in those countries and markets.
The laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents. The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. We are aware of incidents where such entities have stolen the intellectual property of domestic companies in order to create competing products and we believe we may face such circumstances ourselves in the future. In the USTR annual “Special 301” Report released in 2019, the adequacy and effectiveness of intellectual property protection in a number of foreign countries were analyzed. A number of countries in which both we and our distributors operate are identified in the report as being on the Priority Watch List. In China, for instance, the USTR noted a range of IP-related concerns, including a need to “strengthen IP protection and enforcement, including as to trade secret theft, online piracy and counterfeiting, the high-volume manufacture and export of counterfeit goods, and impediments to pharmaceutical innovation.” The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that we will not be able to enforce our rights against third parties that misappropriate our proprietary technology in those countries.
We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patent could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the trademarks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares and ADSs.

Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
Additionally, for certain of our existing and future in-licensed patent rights, we may not have the right to bring suit for infringement and may have to rely on third parties to enforce these rights for us. If we cannot or choose not to take action against those we believe infringe our intellectual property rights, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.
Issued patents covering our products and services could be found invalid or unenforceable if challenged.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and some of our patents or patent applications, including licensed patents, may be challenged, in courts or patent offices in the United States and abroad, in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Additionally, if we and our licensing partners initiate or become involved in legal proceedings against a third party to enforce a patent covering one of our products or technologies, the defendant could counterclaim that the patent covering our product is invalid or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including patent eligible subject matter, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (USPTO), or made a misleading statement, during prosecution. In addition, the United States now awards patent priority to the first party to file a patent application, and others may submit patent claims covering our inventions prior to us. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. A successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, which could have a material adverse impact on our business. Furthermore, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products and services.
We may not be aware of all third-party intellectual property rights potentially relating to our platforms, products and services. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO. The outcome of such proceedings is uncertain, and other patent applications may have priority over our patent applications. Such proceedings could also result in substantial costs to us and divert our management’s attention and resources.
We may not be able to protect and enforce our trademarks.
We have not yet registered certain of our trademarks in all of our potential markets, although we have registered trademarks in OLINK and PROSEEK and design marks in  OLINK and  in the European Union, United States, Canada, China, United Kingdom, Japan, Norway, Singapore and a number of other countries. As we apply to register our unregistered trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.
If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our products.
Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our products and future product candidates without infringing the intellectual property and other proprietary rights of third parties. However, our development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Third parties may have United States and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the applications for which we are developing our product candidates. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms or at all, or it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property.
There is a substantial amount of intellectual property litigation in the life sciences industry, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products and products candidates, including patent infringement lawsuits in Europe, the United States or abroad, as well as interference, derivation, inter partes review, and post-grant proceedings before the European Patent Office (EPO) or USPTO and opposition or other proceedings before foreign patent offices. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our products and product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States, Europe and other jurisdictions that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The life sciences industry has produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, be certain that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with any of these requirements.
Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and national patent offices in several stages over the lifetime of the patent. The USPTO, the EPO and various foreign governmental patent offices require compliance with a number of procedural, documentaries, fee payment (including annuities) and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaboration partners fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product and product candidates throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Patent terms may be inadequate to protect our competitive position on our products and services for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products and services are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products and services, patents protecting such products and services might expire before or shortly after such products and services are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biotechnological patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act (AIA) has been enacted in the United States, resulting in significant changes to the United States patent system.
An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.
Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and that provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
Additionally, the United States Supreme Court and the Court of Appeals for the Federal Circuit have ruled on patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, especially with regards to certain inventions or discoveries relating to the life sciences. For example, certain decisions stand for the proposition that patent claims that recite laws of nature (for example, the relationships between the levels of certain biomarkers and the likelihood of risk of recurrence of cancer) are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is uncertain. Furthermore, in view of these decisions, in December 2014 the USPTO, published revised guidelines for patent examiners to apply when examining process claims for patent eligibility. This guidance has been periodically updated by the USPTO since 2014, most recently in 2019. The guidance indicates that claims directed to a law of nature, a natural phenomenon or an abstract idea that do not meet the eligibility requirements should be rejected as non-statutory, patent ineligible subject matter; however, method of treatment claims that practically apply natural relationships should be considered patent eligible. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Some of the intellectual property that is important to our business is owned by other companies or institutions and licensed to us, and changes to the rights we have licensed may adversely impact our business.
We license from third parties some of the intellectual property that is important to our business and may need to obtain additional licenses from others to advance our research and development or commercialization activities. Our license agreements, and we expect that future license agreements will impose, various development, diligence, commercialization, and other obligations on us. If we fail to meet our obligations under these licenses, or if we have a dispute regarding the terms of the licenses, these third parties could terminate the licenses. If the third parties who license intellectual property to us fail to maintain the intellectual property that we have licensed, or lose rights to that intellectual property, the rights we have licensed may be reduced or eliminated, which could subject us to claims of intellectual property infringement. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms or could subject us to claims of intellectual property infringement or contract breach in litigation or other administrative proceedings that could result in damage awards against us and injunctions that could prohibit us from selling our products. We may incur increased costs to replace such licenses and it may take a few months to find suitable replacements.
In addition, some of our licenses from third parties limit the field in which we can use the licensed technology. Therefore, in order for us to use such licensed technology in potential future applications that are outside the licensed field of use, we may be required to negotiate new licenses with our licensors or expand our rights under our existing licenses. We cannot assure you that we will be able to obtain such licenses or expanded rights on reasonable terms or at all.
Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including: the scope of rights granted under the license agreement and other interpretation-related issues; the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; the sublicensing of patent and other rights under our collaborative development relationships; our diligence obligations under the license agreement and what activities satisfy those diligence obligations; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and the priority of invention of patented technology. In the event a dispute with our licensors were to occur, our licensors may seek to renegotiate the terms of our licenses, increase the royalty rates that we pay to obtain and maintain those licenses, limit the field or scope of the licenses, or terminate the license agreements. Further, because of the rapid pace of technological change in our industry, we may need to rely on key technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies from these third parties at all or on reasonable terms. The occurrence of these events may have a material adverse effect on our business, financial condition or results of operations.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.
We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.
To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
Failure to obtain or maintain trade secrets or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how.
Under certain circumstances, we may also decide to publish some know-how to attempt to prevent others from obtaining patent rights covering such know-how.
Failure of our information technology systems could significantly disrupt the operation of our business.
Our ability to execute our business plan and to comply with regulatory requirements with respect to data control and data integrity depends, in part, on the continued and uninterrupted performance of our information technology systems. These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. We have experienced cybersecurity attacks in the past and may experience additional attacks in the future. We have adopted and will continue to update policies and procedures to provide protections against such attacks in the future and have purchased cybersecurity insurance, although such insurance may not be sufficient to cover us for any losses or damages we may face. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, there are no assurances that electronic break-ins, computer viruses and similar disruptive problems, and/or sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data will not occur. The occurrence of any of the foregoing with respect to our IT systems could have a material adverse effect on our business, results of operations or financial condition.
Risks Related to Our Employee Matters, Managing Our Growth and Other Risks Relating to Our Operations
We will need to develop and expand our workforce and commercial infrastructure to support anticipated growth and scaling up in demand for our products and services, and we may encounter difficulties in managing this development and expansion and in meeting fluctuations in this demand.
We will need to expand our workforce and commercial infrastructure to support anticipated growth and scaling up in demand for our products and services. If we are unable to support fluctuations in the demand for our products and services, including ensuring that we have adequate capacity to meet increased demand, our business could suffer. As of December 31, 2020, we had       full-time employees and we expect to increase the number of employees to more than 500 by 2025. We also may expand the scope of our operations as we continue to develop our products and services. As we and our collaborators commercialize additional products and services, we may need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and services and could damage our reputation and the prospects for our business.
To manage our continued expansion, we must continue to implement and improve our managerial, operational and financial systems, continue to expand our facilities (including our corporate headquarters in Uppsala, Sweden and our Analysis Service labs in Watertown, Massachusetts, Uppsala, Sweden and China) and continue to recruit and train additional qualified personnel. Also, our management team may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. This may result in weaknesses in our infrastructure, operational mistakes, slower development of our products and services, missed or delayed milestone achievement, significant cost overruns, loss of business opportunities, loss of employees, inability to execute on hiring plans and reduced productivity among remaining employees.
If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance, and our ability to develop and commercialize our products and services and compete effectively, will depend, in part, on our ability to effectively manage our future development and expansion.
Our future success is dependent upon our ability to further penetrate our existing customer base and attract new customers.
Our current customer base is primarily composed of academic and governmental research institutions, as well as biopharmaceutical and contract research organizations (CROs). Our success will depend upon our ability to respond to the evolving needs of, and increase our market share among existing customers and add new customers. Identifying, engaging and marketing to customers requires substantial time, expertise and expense and involves a number of risks, including:
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our ability to attract, retain and manage the sales, marketing and service personnel necessary to increase our customer base and broaden market acceptance for our PEA technology platform and existing product lines;

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the time and cost of maintaining and growing a specialized sales, marketing and service infrastructure; and

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our sales force, marketing and service organization may be unable to successfully execute on our commercial strategy.

We have utilized third parties to assist with sales, distribution and customer support in certain regions of the world. There is no guarantee, when we enter into such arrangements, that we will be successful in attracting desirable sales and distribution partners. There is also no guarantee that we will be able to enter into such arrangements on favorable terms. Any failure of our sales and marketing efforts, or those of any third-party sales and distribution partners, would adversely affect our business.
A significant portion of our sales depends on customers’ spending budgets that may be subject to significant and unexpected variation which could have a negative effect on the demand for our products.
Our products represent significant capital expenditures for our customers. Current and potential customers for our current or future products include academic and government institutions, medical research institutions, clinical laboratories, pharmaceutical, biotechnology and diagnostic companies. Their spending budgets can have a significant effect on the demand for our products. Spending budgets are based on a wide variety of factors, including the allocation of available resources to make purchases, funding from government sources which is highly uncertain and subject to change, the spending priorities among various types of research equipment, policies regarding capital expenditures during economically uncertain periods and the impact of COVID-19. Any decrease in capital spending or change in spending priorities of our current and potential customers could significantly reduce the demand for our products. Any delay or reduction in purchases by current or potential customers or our inability to forecast fluctuations in demand could harm our future operating results.
We do not have long-term contracts with customers and a reduction in orders from a significant number of customers could reduce our sales and harm our operating results.
We generally do not have long-term contracts with our customers, and our customer contracts generally do not contain minimum purchase requirements and the majority of our sales are on a purchase order basis. Therefore, our sales are subject to changes in demand from our customers. The level and timing of orders placed by our customers vary for a number of reasons, including individual customer strategies, availability of funding, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. In addition, though we believe customers in our markets display a significant amount of loyalty to a particular product, we may not be able to renew a contract on favorable pricing terms if our competitors reduce their prices in order to procure business, or if a customer insists that we lower the price charged under the contract being renewed in order to retain the contract. In addition, if we enter into a contract with a customer on unfavorable terms, it may harm our ability to negotiate future contracts with that customer or other customers. The loss of sales or the reduced profitability of such sales could adversely affect our business, financial position and results of operations.
We depend on our key personnel and other highly qualified personnel, and if we are unable to recruit, train, retain and ensure the health and safety of our personnel, we may not achieve our goals.
Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and sales, customer service and marketing personnel. Competition for qualified personnel is intense. As we grow, we may continue to make changes to our management team, which could make it difficult to execute on our business plans and strategies. New hires also require significant training and, in most cases, take significant time before they achieve full productivity. Our failure to successfully integrate these key personnel into our business could adversely affect our business. Additionally, many of our employees are temporarily working from home due to the COVID-19 pandemic and, because of the challenges of working from home during the COVID-19 pandemic, including collaborating with and managing employees, it may take significant time before our teams can achieve full productivity again, if at all, and it may take significantly longer for new hires to achieve full productivity, if at all.
Our continued growth depends, in part, on attracting, retaining and motivating highly trained sales personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers. We also compete for computational biologists and qualified scientific personnel with other life sciences companies, academic institutions and research institutions. The current United States administration has made restricting immigration and reforming the work visa process a key focus of its initiatives and these efforts may adversely affect our ability to find qualified personnel.
We do not maintain key person life insurance or fixed term employment contracts with any of our employees. As a result, employees, except as prohibited by non-competition provisions or applicable law or regulation, could leave our company with little or no prior notice and would be free to work for a competitor. Because of the complex and technical nature of our products and the dynamic market in which we compete, any failure to attract, train, retain and motivate qualified personnel could materially harm our operating results and growth prospects. Additionally, while we are committed to maintaining a safe workplace and to support our personnel through the COVID-19 pandemic, the health and safety of our personnel may be impacted by COVID-19 and our operating results and growth prospects could be materially harmed as a result. Further, while we are an essential business that can continue operations under current governmental shelter-in-place measures meant to combat the COVID-19 pandemic, we may face civil liability if any of our employees contracts COVID-19 while performing his or her job on site or is otherwise negatively impacted by the COVID-19 pandemic.
We are subject to the United States Foreign Corrupt Practices Act and anti-corruption laws of other countries, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.
Our operations are subject to certain anti-corruption laws, including the United States Foreign Corrupt Practices Act (FCPA), and other anticorruption laws that apply in countries where we do business. The FCPA and other anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential FCPA violations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered in the United States and in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, Trade Control Laws).
There can be no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, such as Trade Control Laws. Any investigation of potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by the United States, the European Union or other authorities could have an adverse impact on our reputation, our business, results of operations and financial condition. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, results of operations and financial condition.
European data collection is governed by restrictive laws and regulations governing the use, disclosure or other processing and cross-border transfer of personal information.
The collection and use of personal data, including health-related data, in the European Economic Area (EEA) (being the European Union plus Norway, Iceland and Liechtenstein) is governed by the European Union’s General Data Protection Regulation 2016/679 (GDPR), which became effective May 25, 2018, and related applicable data protection and privacy laws of the member states of the EEA and the United Kingdom. The GDPR applies to the processing of personal data by any company established in the EEA and to companies established outside the EEA to the extent they process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of health and other sensitive data. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements, and creates direct obligations on service providers acting as processors. It also establishes rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances.
The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States (so-called “third countries”). These transfers are prohibited unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (SCCs) approved by the European Commission, or a derogation applies. The Court of Justice of the European Union (CJEU) recently deemed that the SCCs are valid. However, the CJEU ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. European regulators have issued recent guidance following the CJEU case that imposes significant new diligence requirements on transferring data outside the EEA, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country. If essentially equivalent protections are not available in the destination country, the exporting entity must then assess if supplemental measures can be put in place that, in combination with the chosen transfer mechanism, would address the deficiency in the laws and ensure that essentially equivalent protection can be given to the data. Complying with this guidance will be expensive and time consuming and may ultimately prevent us from transferring personal data outside the EEA, which would cause significant business disruption. Until the legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under the GDPR will be sufficient. This and other future developments regarding the flow of data across borders could increase the complexity of transferring personal data across borders in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business.
Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States and Norway, Iceland and Liechtenstein may result in fines up to €20 million or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. The authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR and introduces the right for non-profit organizations to bring claims on behalf of data subjects. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR will require significant time, resources and expense, and we may be required to put in place additional controls and processes ensuring compliance. This may be onerous and adversely affect our business, financial condition and results of operations. As noted above, the legality of transfers of personal data to the United States is a subject of particular uncertainty and we expect increased enforcement activity from the supervisory authorities with respect to such transfers. Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the European Union.
Security breaches, loss of data and other disruptions could compromise confidential, personal and sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
In the ordinary course of our business, we and our collaborators collect and store sensitive data, intellectual property and proprietary business information owned or controlled by ourselves or our customers, our collaborators, government entities and other parties. We manage and maintain our applications and data through a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage components of our data centers. We face a number of risks related to protecting this sensitive information, including loss-of-access risk, unauthorized access, use, disclosure or modification, and the risk of our inability to adequately monitor, audit and modify our respective control over our critical information. This risk extends to the data we entrust to the third-party vendors and subcontractors that help us manage this sensitive data or otherwise process it on our behalf.
The secure processing, storage, maintenance and transmission of this sensitive information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive and proprietary data from unauthorized access, use or disclosure, no security measures can be perfect and our respective information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, liability under federal or state laws that protect the privacy of personal information and regulatory penalties. Notice of breaches may be required to be provided to affected individuals, federal, state and foreign regulators, the media or state attorneys general. Such a notice could harm our reputation and ability to compete. Although we have implemented security measures and formal, dedicated enterprise security programs to prevent unauthorized access to personal data, such data is currently accessible through multiple channels and we may experience one or more data breaches. We have experienced cybersecurity attacks in the past and may experience additional attacks in the future. We have adopted and will continue to update policies and procedures to provide protections against such attacks in the future and have purchased cybersecurity insurance as protection in the future. Despite the precautionary measures we have taken to prevent unanticipated problems additional attacks may occur in the future. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, which could adversely affect our results of operations and financial condition.
Furthermore, our contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. We rely on a few third parties for the provision of subcontracted Analysis Services, as well as administrative services, and security breaches, loss of data and other disruptions relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our products could be delayed.
Our business is subject to economic, political, regulatory and other risks associated with international operations.
As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the United States and internationally. Accordingly, our future results could be harmed by a variety of factors, including:
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economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

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differing regulatory requirements for product candidate approvals;

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differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

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potentially reduced protection for intellectual property rights;

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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

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changes in non-U.S. regulations and customs, tariffs and trade barriers;

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changes in non-U.S. currency exchange rates of the SEK, USD and EUR and currency controls;

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changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union;

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trade protection measures, import or export licensing requirements or other restrictive actions by governments;

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differing reimbursement regimes and price controls in certain international markets;

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negative consequences from changes in tax laws;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of share options granted under an equity incentive plan, if we adopt one in connection with this offering;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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difficulties associated with staffing and managing international operations, including differing labor relations;

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an outbreak of a contagious disease, such as coronavirus, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares and ADSs.
Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as “Brexit.” Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020 (Transition Period), during which European Union rules will continue to apply. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period.
Since we have a subsidiary in the United Kingdom, Olink Proteomics LTD, and employees located in the United Kingdom and a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our products and services is derived from European Union directives and regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our products and services in the United Kingdom or the European Union.
If our laboratory facilities become damaged or inoperable or we are required to vacate our existing facilities, our ability to conduct our laboratory processes and analysis and pursue our research and development efforts may be jeopardized.
We operate laboratory facilities located in Watertown, Massachusetts, Uppsala, Sweden and through a third-party service provider in China. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our platform for some period of time. The inability to perform our laboratory processes or to reduce the backlog that could develop if our facilities are inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future.
Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace, which may increase backlog. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify new facilities or license or transfer our proprietary technologies to a third party, particularly in light of licensure and accreditation requirements. Even in the unlikely event we are able to find a third party with such qualifications to enable us to conduct our laboratory processes, we may be unable to negotiate commercially reasonable terms.
We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.
Risks Related to the Offering and Ownership of our Securities
Raising additional capital may cause dilution to holders or purchasers of our common shares or purchasers of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.
We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.
If we undertake financing arrangements in the future, the terms of any financing may adversely affect the holdings or the rights of holders of our common shares or ADSs and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of ADSs to decline. The sale or issuance of additional equity or convertible securities may dilute all of our existing shareholders and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, financial condition and results of operations. Further, any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of any of our product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
If you purchase our ADSs in the offering, you will suffer immediate dilution of your investment.
The initial public offering price of our ADSs is substantially higher than the as adjusted net tangible book value per ADS prior to this offering. Therefore, if you purchase ADSs in the offering, you will pay a price per ADS that substantially exceeds our as adjusted net tangible book value per ADS after the offering. To the extent outstanding options are exercised, you will incur further dilution. Based on the assumed initial public offering price of $      per ADS, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per ADS, representing the difference between our as adjusted net tangible book value per ADS after giving effect to offering and the initial public offering price. See “Dilution.”
Future sales, or the possibility of future sales, of a substantial number of our ADSs could adversely affect the price of the ADSs.
If our existing shareholders sell, or indicate intent to sell, substantial amounts of our ADSs in the public market after the lock-up agreements and other legal restrictions on resale discussed in this prospectus lapse, the trading price of ADSs could decline significantly and could decline below the public offering price in this offering. Upon completion of this offering, we will have        outstanding common shares based on the number of common shares outstanding as of December 31, 2020. Of these common shares, only the common shares represented by ADSs sold in this offering by us, plus any common shares represented by ADSs sold upon the underwriters’ option to purchase additional ADSs, will be freely tradeable without restriction in the public market immediately following this offering, unless purchased by our affiliates. In connection with this offering, our officers, directors and substantially all of our shareholders have agreed to be subject to a contractual lock-up agreement with the underwriters, which will expire 180 days after the date of this prospectus. The lock-up agreements contain important exceptions that govern their applicability and the representatives of the underwriters may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell any or all of the common shares subject to such lock-up agreements at any time in their sole discretion.

In addition, common shares that will be reserved for future issuance under our Equity Incentive Plan that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying common shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or a governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying common shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying common shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of common shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our common shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying common shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities. See “Description of American Depositary Shares.”
Holders of the ADSs will not be able to exercise the pre-emptive subscription rights related to the shares that they represent, and may suffer dilution of their equity holding in the event of future issuances of our shares, convertible debentures or warrants.
Under the Swedish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of shares, convertible debentures or warrants for cash consideration only and not in the event of issuance of shares, convertible debentures or warrants against non-cash contribution or shares issued pursuant to convertible debentures or warrants previously issued by us. Shareholders’ pre-emptive subscription rights, in the event of issuances of shares against cash payment, may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. Such shares may be issued at or above market value or below market value in the case of rights issues or pursuant to a resolution of the shareholders. The absence of pre-emptive rights for existing equity holders may cause dilution to such holders.
ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such pre-emptive subscription rights related to the shares that they represent. Further, if we offer holders of our shares the option to receive dividends in either cash or shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.
You may not have the same voting rights as the holders of common shares and you may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this prospectus and the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, holders of the ADSs will not be able to exercise voting rights attaching to the common shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the common shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the common shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those common shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the common shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our common shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their common shares are not voted as they have requested or if their shares cannot be voted.
Holders of ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.
The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the United States federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the United States federal securities laws and the rules and regulations promulgated thereunder.
If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.
Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the United States federal securities laws and the rules and regulations promulgated thereunder.

Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business, and do not anticipate paying any cash dividends on our common shares for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common shares or ADSs will be your sole source of gain for the foreseeable future. Furthermore, pursuant to Swedish law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our statutory accounts prepared in accordance with Swedish accounting rules. If the price of the ADSs or the common shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.
Concentration of ownership by our principal shareholders may result in control by such shareholders of certain corporate governance matters including the composition of our board of directors.
Upon completion of this offering, our existing significant shareholders, executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately    % of our outstanding common shares, and if the underwriters’ option to purchase additional ADSs is exercised in full, such persons and their affiliates will beneficially own, in the aggregate, approximately    % of our common shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
Because we have elected to take advantage of the “controlled company” exemption to the corporate governance rules under Nasdaq, our shareholders may not have certain governance protections that are available to shareholders of companies that are not controlled companies, which could make our ADSs less attractive to some investors.
Under Nasdaq rules, a company in which more than 50% of the voting power for the election of directors of the company is held by an individual, a group or another company will qualify as a “controlled company”. Following the completion of the offering, Knilo InvestCo AB, which is owned by several funds controlled by Summa Equity AB, will control a majority of the voting power of our outstanding capital stock. As a result, the Company will be a “controlled company” under Nasdaq rules and will not be required to comply with certain Nasdaq rules that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a remuneration committee comprised solely of independent directors; and (iii) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.
Because the Company will elect to take advantage of the exemptions available to controlled companies, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements under Nasdaq rules without regard to the exemptions available for “controlled companies.” The Company’s status as a controlled company could make its ADSs less attractive to some investors.
Knilo InvestCo AB may have its interest in the Company diluted due to future equity issuances or its own actions in selling common shares, in each case, which could result in a loss of the “controlled company” exemption under Nasdaq rules. The Company would then be required to comply with those provisions of Nasdaq rules, subject to its election to comply with home country governance practices, as discussed below.

We identified material weaknesses in our internal control over financial reporting for the consolidated financial statements of Olink Proteomics Holding AB and its subsidiaries for the period ended March 7, 2019 (Predecessor) and Knilo HoldCo AB as of and for the period ended December 31, 2019 (Successor), and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of the consolidated financial statements of Olink Proteomics Holding AB and its subsidiaries for the period ended March 7, 2019 (Predecessor) and Knilo HoldCo AB as of and for the period ended December 31, 2019 (Successor), we identified three material weaknesses attributable to insufficient segregation of duties and risk assessment procedures. As defined in standards established by the Public Company Accounting Oversight Board (United States), (PCAOB), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses resulted from (i) our technology access and change control environment not supporting an efficient or effective internal controls framework, (ii) lack of documented policies and procedures in relation to our entity level controls and (iii) inadequate documentation of procedures and segregation of duties in the record to report process. To remedy our identified material weaknesses, we are in the process of adopting several measures intended to improve our internal control over financial reporting, including: (i) implementing formal access and change controls to our systems, and making changes to our information technology systems; (ii) establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and finance personnel in relation to policies and procedures; and (iii) hiring additional accounting and finance personnel, creating a formal month-end close process, establishing more robust processes supporting internal control over financial reporting.
We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies under Section 404 of the Sarbanes-Oxley Act. However, we cannot assure you that we will be successful in remediating these material weaknesses. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Section 404(a) of the Sarbanes-Oxley Act requires that beginning with our annual report for the year ending 2022, management shall assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our shares and thus our ADSs may be materially and adversely affected.
We qualify as a foreign private issuer and, as a result, we will not be subject to United States proxy rules and will be subject to reporting obligations under the Exchange Act, that, to some extent, permit less detailed and frequent reporting than that of a United States domestic public company.
Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange

Act, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Swedish law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to United States companies listed on Nasdaq. For example, we are exempt from Nasdaq regulations applicable to United States-listed companies regarding, and intend to follow home country practice with respect to, the minimum quorum requirement for a meeting of shareholders and the requirement that non-management directors meet on a regular basis without management present.
In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed United States companies, including an affirmative determination that all members of the audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, Nasdaq’s corporate governance rules require listed United States companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares, which we are not required to follow as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to United States domestic issuers.
We may in the future lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to United States domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our management team.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of the ADSs to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value, including due to negative interest rates in Sweden. These investments may not yield a favorable return to our investors.
If we were to be classified as a passive foreign investment company, there could be adverse United States tax consequences to certain U.S. holders.
Under the Internal Revenue Code of 1986, as amended, we will be a “passive foreign investment company” for United States federal income tax purposes, or a PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below in “Material Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our common shares or ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.
A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Our status as a PFIC depends on the value of our assets and the composition of our income and assets. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the ADSs, which may fluctuate considerably. Fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our assets will also be affected by how, and how quickly, we spend the cash we raise in any offering, including the offering. Our income for a taxable year will be affected by whether we receive certain milestone payments in such year, and whether certain gains from foreign currency exchanges are treated as qualifying income for purposes of the PFIC income test. Based upon the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for the 2019 taxable year, and, based on the current and expected composition or our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, no assurances regarding our PFIC status can be provided for the current taxable year or any past or future taxable years.
The rights of our shareholders may differ from the rights typically offered to shareholders of a United States corporation.
Under Swedish corporate law, except in certain limited circumstances, which require that a proposal for special review of accounts or a review of a specific item/topic as defined by shareholders requesting such review has been supported by shareholders representing not less than 10% of all shares in the Company or one-third of the shares present at a general meeting, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Swedish limited company are also unable to initiate a derivative action, a remedy typically available to shareholders of United States companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our chief executive officer from any claim of liability we may have, including if such board member or our chief executive officer has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our chief executive officer, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of shares represented at the relevant general meeting has opposed such shareholder resolution. In contrast, most United States federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Swedish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See “Material Income Tax Considerations — Material Swedish Tax Considerations — Taxation of Dividends” for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Swedish insolvency law as under United States law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a United States debtor. Finally, Swedish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a United States company under applicable United States laws. For additional information on these and other aspects of Swedish corporate law and our articles of association, see “Description of Share Capital and Articles of Association.” As a result of these differences between Swedish corporate law and our articles of association, on the one hand, and United States federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a United States company.
We are a Swedish company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of United States jurisdictions.
We are, and will upon the consummation of this offering be, a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Sweden. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and members of boards of directors in companies governed by the laws of United States jurisdictions. In the performance of its duties, our board is required by Swedish law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital and Articles of Association — Common Shares — Post-IPO Articles of Association — Differences in Corporate Law.”
Claims of United States civil liabilities may not be enforceable against us.
We are incorporated under Swedish law. Certain members of our board of directors and senior management are non-residents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in United States courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in United States courts against them or us, including judgments predicated upon the civil liability provisions of the United States federal securities laws.
The United States and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently,

a final judgment for payment given by a court in the United States, whether or not predicated solely upon United States securities laws, would not automatically be recognized or enforceable in Sweden. In addition, uncertainty exists as to whether the courts in Sweden would entertain original actions brought in Sweden against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would not be automatically recognized. Instead, new proceedings would need to be initiated before the competent court in Sweden. However, a judgment obtained in the United States may still have a strong evidentiary weight in the Swedish proceedings, depending on the circumstances and the assessment of the court. If a Swedish court gives judgment for the sum payable under a United States judgment, the Swedish judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Swedish Enforcement Authority (Sw. Kronofogden) discretion to prescribe the manner of enforcement. As a result, United States investors may not be able to enforce against us or certain of our directors any judgments obtained in United States courts in civil and commercial matters, including judgments under the United States federal securities laws.
Our articles of association will designate specific courts in the United States as the exclusive forum for certain United States litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Our articles of association will provide that, unless we consent in writing to the selection of an alternative forum and without any infringement on Swedish forum provisions and without applying Chapter 7, Section 54 of the Swedish Companies Act (2005:551), the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act (Federal Forum Provision).
We recognize that the proposed Federal Forum Provision may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware. Additionally, the proposed Federal Forum Provision may limit our shareholders’ ability to bring a claim in a United States judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other United States or Swedish courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering a United States-based action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
General Risk Factors
Our employees, independent contractors, vendors and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
We are exposed to the risk that our employees, independent contractors, vendors and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA, EMA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We intend to adopt, prior to the completion of the offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.
We or our third parties upon whom we depend may be adversely affected by natural or man-made disasters or other business interruptions, such as cybersecurity attacks, and our business continuity and disaster recovery plans, or those of our collaborators, may not adequately protect us from the effects of a serious disaster.
Natural and man-made disasters and other events beyond our control could severely disrupt our operations, or those of third parties upon whom we depend, and have a material adverse impact on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, cybersecurity attack or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, such as our laboratory facilities or those of our collaborators, limited our or our collaborators’ ability to access or use our respective digital information systems or that otherwise disrupted our respective operations, it may be difficult or, in certain cases, impossible for us or our collaborators to continue our respective businesses for a substantial period of time. The disaster recovery and business continuity plans we and our collaborators currently have in place are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. Our cybersecurity liability insurance may not cover any or all damages, depending on the severity and extent we or our collaborators could sustain based on any breach of our respective computer security protocols or other cybersecurity attack. We may incur substantial expenses as a result of the limited nature of our respective disaster recovery and business continuity plans, which could have a material adverse impact on our business.
There is no established trading market for our common shares or ADSs, and an active trading market may not develop for our ADSs or be sustained following this offering.
This offering constitutes our initial public offering of ADSs and no public market has previously existed for our ADSs or common shares. Our common shares will not be listed on any national exchange or quoted for trading on any multilateral or over-the-counter exchange. We intend to apply to list our ADSs on The Nasdaq Global Market (Nasdaq), subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell ADSs.
Even if the ADSs are listed on Nasdaq, there can be no assurance that an active trading market for ADSs will develop or be sustained after this offering is completed. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell. The lack of an active trading market may also reduce the fair market value of the ADSs. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors that will be considered in determining the initial public offering price are our future prospects and the prospects of our industry in general, our revenue, net loss and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price. This offering price may not be indicative of the market price of the ADSs after this offering.
We expect that the price of our ADSs may fluctuate significantly.
The market price of our ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:
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actual or anticipated fluctuations in our financial condition and operating results;

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announcements by us, our partners or our competitors of new products, significant contracts, strategic partnerships, joint ventures, collaborations, commercial relationships or capital commitments;

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competition from existing products or new products that may emerge;

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failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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issuance of new or updated research or reports by securities analysts or recommendations for our common shares;

•
adverse regulatory announcements;

•
disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•
commencement of, or our involvement in, litigation;

•
fluctuations in the valuation of companies perceived by investors to be comparable to us;

•
market conditions in our markets;

•
manufacturing disputes or delays;

•
any change to the composition of the board of directors or key personnel;

•
expiration of contractual lock-up agreements with our executive officers, directors and security holders;

•
general economic conditions and slow or negative growth of our markets;

•
the changing and volatile United States and global environments, including as a result of the COVID-19 pandemic;

•
share price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs;

•
sales of our ADSs by members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•
investors’ general perception of us and our business;

•
announcement or expectation of additional debt or equity financing efforts; and

•
other factors described in this section of the prospectus, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

We will incur increased costs as a result of operating as a United States-listed public company, and our board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.
The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our board of directors on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act.
We are an “emerging growth company,” and cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

If securities or industry analysts cease coverage of us, or publish inaccurate or unfavorable research about our business, the price of the ADSs and our trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities or industry analysts may elect not to provide research coverage of our ADSs after this offering, and such lack of research coverage may negatively impact the market price of our ADSs. If one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of the ADSs and trading volume to decline.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because life sciences companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains express or implied forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;

•
our ability to successfully implement our commercial launch plans;

•
the implementation of our business model and strategic plans for our business, products and services;

•
our plan to increase our library to approximately 3,000 protein biomarker targets in 2021 and to over 6,000 protein biomarker targets over time;

•
our expectations regarding the rate and degree of market acceptance of our product lines;

•
the impact of our products and our proprietary technology, Proximity Extension Assay, on the field of proteomics and the size and growth of the addressable proteomics market;

•
our competitive position, and developments and projections relating to our competitors and our industry, including estimates of the size and growth potential of the markets for our products;

•
the timing, scope or likelihood of domestic and foreign regulatory filings and approvals;

•
our ability to manage and grow our business and commercialize our product lines;

•
our ability to develop and commercialize new products;

•
the performance of third-party manufacturers and suppliers;

•
our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•
the potential effects of government regulation;

•
our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals, including sales and marketing personnel;

•
our ability to obtain additional financing in this or future offerings;

•
our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•
our expectations regarding use of proceeds from this offering;

•
the impact of local, regional, and national and international economic conditions and events; and

•
the impact of COVID-19 on our business.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.
The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of           ADSs in this offering will be approximately $       million, or approximately $      million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of  $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $       per ADS would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
As of December 31, 2020, we had cash at bank and in hand and undrawn credit facilities of  $       million.
The principal purposes of this offering are to increase our capitalization and financial flexibility, support our operations, establish a public market for our ADSs and enable future access to the public capital markets for us and our shareholders. We currently expect to use the net proceeds from this offering, together with our existing cash at bank and in hand and undrawn credit facilities, as follows:
•
approximately $      million to repay our current outstanding credit facilities; and

•
the remainder for general corporate purposes, including working capital and scaling of operations, and capital expenditures.

We may also use a portion of the proceeds to acquire or invest in additional businesses, technologies, products or assets. However, we do not have agreements or commitments for any material acquisitions at this time.
This expected use of net proceeds from this offering and our existing cash at bank and in hand and undrawn credit facilities represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the consummation of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates and commercialize approved products can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, our plans to develop our in-house product manufacturing capabilities, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. See “Risk Factors  —  Risks Related to the Offering and Ownership of our Securities  —  We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”
Pending our use of proceeds from this offering, we plan to invest these net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations and investment-grade instruments.

COMPANY AND SHARE RESTRUCTURING
The company and share restructuring (collectively, the Restructuring) described below shall be implemented prior to the completion of this offering by registering Knilo HoldCo AB as a public limited company. In connection with the Restructuring, we will adopt new articles of association appropriate for a public company and affiliate our shares with Euroclear Sweden AB (the Swedish central securities depository). Also, the separate classes of shares of Knilo HoldCo AB will be reorganized into a single class of common shares and each shall be issued in accordance with newly adopted articles of association prior to the completion of this offering. Therefore, investors in this offering will acquire, and this prospectus only describes the offering of, ADSs representing common shares of Knilo HoldCo AB.
The Restructuring will take place in several steps, all of which will be completed prior to completion of this offering.
Reorganization of separate classes of shares of Knilo HoldCo AB into a single class of common shares
Pursuant to the terms of the articles of association of Knilo HoldCo AB in effect at such time, each class of shares of Knilo HoldCo AB will be reorganized into one class of common shares of Knilo HoldCo AB as follows:
•
The common shares series A will be redesignated as           common shares;

•
The common shares series B will be redesignated as           common shares;

•
The preferred shares series A will be redesignated as           common shares; and

•
The preferred shares series B1 will be redesignated as           common shares.

The Restructuring described above shall be effected by adopting two separate articles of association resolved upon at two separate extraordinary general meetings of the shareholders of Knilo HoldCo AB, followed by registrations with the Swedish Companies Registration Office (Sw. Bolagsverket) and Euroclear Sweden AB.

DIVIDEND POLICY
We have never declared or paid any cash dividend, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. See the section titled “Risk Factors — Risks Related to the Offering and Ownership of our Securities — Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.”
Under Swedish law, among other things, we may only pay dividends if we have sufficient distributable reserves in accordance with Chapter 17 section 3 of the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)). There must be sufficient coverage for the company’s restricted equity after the distribution (the calculation shall be based on the most recently adopted unconsolidated annual accounts). Further, the distribution must be justified taking into consideration the demands for shareholders’ equity due to factors including, but not limited to, the nature, scope and risks associated with the operations of the company and/or the group, and/or the need to strengthen the liquidity, and the financial positions of the company and/or the group.

CAPITALIZATION
The following table sets forth our cash and capitalization as of December 31, 2020 on:
•
an actual basis;

•
a pro forma basis to give effect to the Restructuring; and

•
a pro forma basis to give effect to (i) the Restructuring and (ii) the issuance of         ADSs, representing       shares, in this offering at an assumed initial public offering price of  $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting commissions and discounts and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements as of and for the year ended December 31, 2020 and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Company and Share Restructuring,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(Amounts in thousands of U.S. Dollars)
Cash at bank and in hand	$	$	$
Shareholders’ equity
Share capital
Other contributed capital
Reserves
Accumulated losses
Total equity attributable to shareholders of the Parent
Total capitalization	$	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of  $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash at bank and in hand, total equity attributable to shareholders of the Parent and total capitalization after this offering by $       million, assuming that the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same. An increase (decrease) of 1,000,000 in the number of ADSs offered by us as set forth on the cover page of this prospectus would increase (decrease) pro forma as adjusted the amount of each of cash at bank and in hand, total equity attributable to shareholders of the Parent and total capitalization after this offering by $       million, assuming no change in the assumed initial public offering price per ADS. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of common shares (including in the form of ADSs) to be outstanding after this offering on a pro forma as adjusted basis is based on        common shares outstanding as of December 31, 2020, and excludes        common shares that will be reserved for future issuance under our Equity Incentive Plan that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION
If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of December 31, 2020, we had a net tangible book value per share of  $      , equivalent to $      per ADS. Our net tangible book value per share represents total consolidated tangible assets less total consolidated tangible liabilities, and net tangible book value per ADS as of December 31, 2020 represents net tangible book value divided by the number of shares outstanding as of such date.
After giving effect to the Restructuring, in which all of our preferred shares and common shares will be redesignated as common shares as discussed in the section titled “Company and Share Restructuring,” our pro forma net tangible book value as of December 31, 2020 was $      , or $      per ADS.
After giving further effect to the sale of                 ADSs in this offering at an assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting commissions and discounts and estimated offering expenses payable by us, and our pro forma as adjusted net tangible book value at December 31, 2020 would have been $            per share, or $            per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of  $       per ADS to existing shareholders and an immediate dilution of  $       per ADS to new investors purchasing ADSs in this offering. Dilution per ADS to new investors is determined by subtracting pro forma as adjusted net tangible book value per ADS after this offering from the initial public offering price per ADS paid by new investors. The following table illustrates this dilution per ADS:
Assumed initial public offering price per ADS	$
Historical net tangible book value per ADS as of December 31, 2020
Increase (decrease) in net tangible book value per ADS attributable to the Restructuring
Pro forma net tangible book value per ADS as of December 31, 2020
Increase in pro forma net tangible book value per ADS attributable to new investors
Pro forma as adjusted net tangible book value per ADS as of December 31, 2020
Dilution per ADS to new investors participating in this offering	$
Each $1.00 increase (decrease) in the assumed initial public offering price of  $       per ADS, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $       per ADS, and would increase (decrease) dilution to investors in this offering by $       per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting commissions and discounts and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 1,000,000 in the number of ADSs we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2020 by $       per ADS, and would decrease (increase) dilution to investors in this offering by approximately $       per ADS, assuming the assumed initial public offering price per ADS remains the same, after deducting underwriting commissions and discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters fully exercise their option to purchase additional ADSs, our pro forma as adjusted net tangible book value after this offering would increase to $       per ADS, and there would be an immediate dilution of  $       per ADS to new investors.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders. The following table shows, as of

December 31, 2020 on a pro forma as adjusted basis, the number of ADSs purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ADSs in this offering at an assumed initial public offering price of  $       per ADS, which is the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting commissions and discounts and estimated offering expenses payable by us:
	Shares or ADSs(1) Purchased		Total Consideration		Average Price per Share	Average Price per ADS
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$	$
New investors		%	$	%	$	$
Total		100%	$	100%	$	$

(1)
Each ADS represents        common share.

The foregoing tables and calculations are based on the number of common shares outstanding as of December 31, 2020, and exclude      common shares that will be reserved for future issuance under our Equity Incentive Plan that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables present the selected consolidated financial data as of the dates and for the periods indicated for our business. We have derived the following selected consolidated financial data as of December 31, 2019 (Successor), for the period from January 4 through December 31, 2019 (Successor), and for the period from January 1 through March 7, 2019 (Predecessor) from our audited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data set forth below should be read together with our audited consolidated financial statements as of December 31, 2019 (Successor), for the period from January 4 through December 31, 2019 (Successor), and for the period from January 1 through March 7, 2019 (Predecessor) and the related notes to those statements, as well as the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We prepare our financial statements in accordance with IFRS as issued by the IASB (except for the exclusion of comparative information as discussed in Note 1 to the consolidated financial statements included elsewhere in this prospectus).
Our results of operations for the periods ended December 31, 2019 and March 7, 2019, respectively, are summarized in the table below.
Amounts in thousands of U.S. Dollars (except per share amounts)	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Revenue	$41,693	$4,625
Cost of goods sold	(13,018)	(1,254)
Gross profit	28,675	3,371
Selling expenses	(8,247)	(9,011)
Administrative expenses	(26,609)	(709)
Research and development expenses	(4,845)	(1,676)
Other operating income	363	310
Operating loss	(10,663)	(7,715)
Financial income	7	242
Financial expenses	(7,874)	(27)
Loss before tax	(18,530)	(7,500)
Income tax	652	(332)
Net loss for the period (Attributable to shareholders of the Parent)	$(17,878)	$(7,832)
Weighted average number of shares (thousands)(1)	35,274	171
Basic and diluted loss per share(1)	$(0.83)	$(45.80)

(1)
See Note 22 to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted losses per share.

Selected Consolidated Balance Sheet Data
Amounts in thousands of U.S. Dollars	Successor As of December 31, 2019
Cash at bank and in hand	$6,162
Total assets	346,919
Total equity attributable to shareholders of the Parent	205,966
Non-Current interest-bearing loans and borrowings	56,278
Total liabilities	140,953
Total liabilities and shareholders’ equity	346,919

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements.
Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, for the Predecessor period from January 1, 2019 through March 7, 2019, for the Successor period from January 4, 2019 through December 31, 2019 and as of December 31, 2019. Knilo HoldCo AB’s operations (including subsidiaries; together the Companies or the Group) include development, production, marketing and sales of biotechnological products and services and related operations. Knilo HoldCo AB was incorporated on January 4, 2019. The Group was formed on March 7, 2019 when Knilo HoldCo AB acquired Olink Proteomics Holding AB through the subsidiary Knilo BidCo AB. The Group’s income statement and balance sheet as well as cash flow thus include Olink Proteomics Holding AB, together with its subsidiaries, from March 8, 2019. Knilo HoldCo AB has its headquarters in Uppsala, Sweden. The Group which includes Olink Proteomics Holding AB together with its subsidiaries is herein referred to as Olink. Olink’s headquarters for its U.S. operations is in Watertown, Massachusetts. Olink also has operations in Singapore, China and Japan.
Overview
Our purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, developed with key opinion leaders (KOLs), that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science.
We support our customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and, by detecting and characterizing indicators of disease and health to more proactively manage patient wellness. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases. Ongoing innovation and incorporation of customer feedback has allowed our platform to become an industry leader with respect to performance, high-multiplex, information accessibility, and ease-of-use. Our dedication to customer satisfaction and quality has enabled us to expand our existing customer base from 2016. Revenues from existing customers have increased by an annual average growth rate of approximately 30% and revenues from new customers accounting for approximately 20% of our annual revenues historically on average.
Since our inception, we have served a customer base of approximately 600 customers in over 40 countries worldwide. We support 30 of the world’s largest 40 biopharmaceutical companies by 2019 revenue, including all of the largest 19, and many leading academic institutions. Each of these customers has carefully vetted and validated the technology before adopting Olink as part of their drug development programs. Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. Our revenue is principally generated from two segments, kits and services. Kit revenues refer to the sale of our panels directly to customers that run the kit and analysis in their own labs. Services revenues refer to the sale of our panels through our fee for service lab, where we run the analysis on our products on behalf of our customers. In the year ended December 31, 2019, approximately 59% of our revenues came from sales to academic institutions and core labs. We operate a direct sales model across all our regions (Americas, EMEA and JAPAC) and customer segments. As of December 31, 2019, our commercial team was comprised of 40 employees, with an emphasis on the Americas region. For the periods ended December 31, 2019 and March 7, 2019, sales within the Americas accounted for approximately 65% and 56% of our revenues, respectively.
We deploy a substantial portion of our resources on developing new products and solutions. Our research and development efforts are focused on identifying and developing new biomarker expressions through our affinity strategy, improving the performance in existing products and developing new product lines and features, such as the Olink Signature program, which we intend to launch in the second half of 2021. We incurred research and development expenses of $4.8 million and $1.7 million for the periods ended December 31, 2019 and March 7, 2019, respectively. We intend to continue to make significant investments in this area for the foreseeable future. In 2020, we invested $5.0 million in the acquisition of Agrisera, which enabled us to vertically integrate our supply chain of antibodies.
The table below summarizes our results of operations for the periods ended December 31, 2019 and March 7, 2019, respectively.
Amounts in thousands of U.S. Dollars	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Revenue	$41,693	$4,625
Cost of goods sold	(13,018)	(1,254)
Gross profit	28,675	3,371
Selling expenses	(8,247)	(9,011)
Administrative expenses	(26,609)	(709)
Research and development expenses	(4,845)	(1,676)
Other operating income	363	310
Operating loss	(10,663)	(7,715)
Financial income	7	242
Financial expenses	(7,874)	(27)
Loss before tax	(18,530)	(7,500)
Income tax	652	(332)
Net loss for the period (Attributable to shareholders of the Parent)	$(17,878)	$(7,832)
Factors Affecting Our Performance
We believe that our financial performance has been and for the foreseeable future will continue to be affected primarily by the factors discussed below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address the factors below is subject to various risks and uncertainties, including those described under the heading “Risk Factors” included elsewhere in this prospectus.
Product Mix and Gross Profit
We principally derived our revenues from the sale of our biomarker panels, either as a kit-product or by providing analysis and ancillary services for customers that prefer outsourced proteomics analysis.
We report results under two segments: Kits and Services. The custom operating segment and the chip and hardware operating segment have been aggregated and are included with the Corporate/Unallocated heading. We report operating segments based on the financial information provided to the Chief Executive Officer (CEO). The CEO is identified as our Chief Operating Decision Maker (CODM). The CODM monitors the operating results of its operating segments separately in order to determine resource allocation and assess performance. We evaluate segment performance based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. We measure profit or loss consistently with net profit or net loss in the Consolidated Financial Statements of the Successor and Predecessor, respectively. The CODM monitors the operating segments based on revenue growth and gross profit. We do not allocate expenses across segments.
Kit Revenues
Kit revenues represented 27% and 40% of our revenues for the periods ended December 31, 2019 and March 7, 2019, respectively. While we plan on rolling out a full commercial launch of the Explore product in 2021, we have been delivering Explore kits to early access customers since June 2020; and, after the full commercial launch, we expect to increase Kit revenue growth based on customers’ ability to use our kits with third-party equipment that is already installed at their sites. We generated an adjusted gross profit percentage of 86% and 94% on Kit revenues for the periods ended December 31, 2019 and March 7, 2019, respectively. Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “— Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.”
We expect to continue to devote significant resources to developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets. The acceptance and growth of such new products may vary. The volume of our products sold during a given period in any particular market will depend in part on our ability to successfully introduce new products that generate additional demand, as well as any new product impact on sales of our existing products.
Services Revenues
Historically, services have been the main source of our revenue and a key driver of our financial performance. For the periods ended December 31, 2019 and March 7, 2019, we generated 67% and 54%, respectively, of our revenues through our Service Offerings. We expect that our Services revenues will continue to grow as we expect the underlying markets to expand. However, we expect that we will become less reliant on Services revenues as we increase our sales efforts for our higher margin kit sales. Adjusted gross profit percentage was 73% and 62% on Services revenues for the periods ended December 31, 2019, and March 7, 2019, respectively. Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “— Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.”
Seasonality
We experience a material seasonal customer demand due to our customers’ annual budget cycle. We believe that this seasonality results from a number of factors, including the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, our biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of their purchasing activity occurring during our fourth quarter. We typically see approximately 25% to 30% of annual revenues recorded within the month of December. As a result, we may see fluctuations across periods as the timing of our customers’ demand for certain products may change.
Organic Growth
From 2016 to 2019, up until Summa Equity’s acquisition, we achieved growth organically, without any external sources of financing or funding. We believe our business will continue to develop through continued market investments in our subsidiaries in the United States, the Netherlands, the United Kingdom, Japan, Singapore and Germany.
In June 2020, we launched our next-generation product, Explore, which integrates with existing NGS workflows to enable its accelerated adoption by customers. By combining PEA with NGS, we believe we have become the scaled proteomics enabler of multi-omic signatures that build on top of the genomics work from the past decade while providing the research communities with our seamless multi-omics solution to predict disease outcomes and drug response. Explore is currently being rolled out, and as of November 2020, the Explore accounted for 55% of our pipeline for delivery in 2020.
In 2020, we have continued to establish our geographical footprint by establishing entities and operations in Japan and China. In China, we entered into an exclusive agreement with Mingma Technologies, a Chinese contract research organization (CRO), enabling us to run samples on behalf of our customers onshore in China. In September 2020, we announced a strategic collaboration with Genosity, a New Jersey-based CRO, which increased our Explore capacity in the United States.
Our long-term organic growth will depend upon our ability to improve our existing products and introduce and market new products successfully. If we do not successfully manage the development and launch of new products, our financial results could be adversely affected. If we do not successfully develop and introduce new assays for our technology, we may not generate new sources of revenue and may not be able to successfully implement our growth strategy.
Cost Base and Capital Expenditure
Our forecast assumes a continuation of our organic growth strategy, supported by the investments that we are making into our products and our global organization. We are rapidly expanding our global commercial team across all regions in order to facilitate potential future growth and we expect our cost base in relation to the commercial organization to increase at a higher rate than our revenue growth.
We operate in a highly competitive market where a number of stakeholders may try to develop innovative products based on new or existing technologies that may compete with our product offerings, thereby affecting our expected growth. Our future cost base may increase at a higher rate than revenues, which could impact our ability to remain competitive.
We have longstanding relationships with our main suppliers and are dependent on their continuing to supply us with raw materials. Our future cost base may increase at a higher rate than revenues depending on the availability and pricing of critical components that are included in our products and utilized in our service delivery.
Since Summa Equity’s acquisition, we have focused on accelerating our growth and have increased spending in relation to the organization considerably, in particular with respect to the management, commercial and R&D teams. As a result, we expect our profitability to decrease in 2020 compared to 2019.
Strategic Acquisitions and Partnerships
We have entered into, and intend to continue to enter into, strategic acquisitions to further strengthen our competitive position. In addition to potentially acquiring complementary business or product lines, we may seek to expand our flexible business model and enter into new partnerships in order to generate incremental organic growth. We regularly reevaluate our role in the proteomics value chain in order to apply what we believe are the most appropriate business and commercial models to advance our market position. We plan to evaluate opportunities that complement and scale our business, optimize our profitability, help us expand into adjacent markets and add new capabilities to our business.
In April 2020, we acquired Agrisera AB, a Swedish manufacturer of antibodies that had previously been our supplier. The acquisition is part of our strategy to continue to expand our library of protein biomarkers.
Currency Risk
We have substantial global operations and as a result, our financial condition and results of operations have been and will continue to be impacted by changes in the exchange rate of the U.S. dollar into other currencies, particularly SEK and EUR. See “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Risk” below.

For example, during 2019, we entered into a loan agreement providing for $110.0 million in total borrowings, of which $55.0 million has been drawn, as part of the financing of Summa Equity AB’s acquisitions. The primary loan was raised in USD along with a secondary EUR loan to match revenue streams in USD and EUR.
Financial Risk
Other financial risks mainly concern business risks (such as unattainable sales growth, suppliers who cannot deliver) and credit risks (the risk that customers will not be able to pay).
Impact of the COVID-19 Pandemic
The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of 2020. COVID-19 has adversely impacted our forecasted growth rate for 2020, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays as customers are pushing projects into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden and Watertown, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 in order to operate with a higher level of excess inventory than we have done historically. Although we have seen a reduction in demand due to the ongoing COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world.
Key Indicators of Performance and Financial Condition
The key indicators of performance and financial condition we monitor, including non-IFRS measures such as Adjusted EBITDA, are set forth below. The following table sets forth our key financial and operating performance indicators for the periods ended December 31, 2019 and March 7, 2019, respectively.
Amounts in thousands of U.S. Dollars, unless otherwise stated	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Total Constant Currency Revenue Growth(1)	—	—
Adjusted EBITDA(1)	$17,581	$445
Adjusted Gross Profit(1)	$31,242	$3,371
Adjusted Gross Profit %(1)	74.9%	72.9%

(1)
This measure was not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled ‘‘— Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.’’

Non-IFRS Reconciliations
Total Constant Currency Revenue Growth
We use the non-IFRS measure of Total Constant Currency Revenue Growth, which we define as our total revenue growth from one fiscal year to the next on a constant exchange rate basis. We measure Total Constant Currency Revenue Growth by applying the current fiscal year’s budget exchange rates for each month to the prior fiscal year’s equivalent monthly results. We believe that Total Constant Currency Revenue Growth provides important information to management, and we use this measure to identify the relative year-over-year performance of the business by removing the impact of currency movements that are outside of management’s control.
A reconciliation of Total Constant Currency Revenue Growth to revenue growth, the most directly comparable IFRS measure, is set forth below:
For the year ended December 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2020		2019(1)
Revenue	$		$
Revenue period-over-period growth rate		%
Estimated impact of foreign currency exchange rate fluctuations.		%
Total constant currency revenue growth		%

(1)
Revenue for the year ended December 31, 2019 represents the combined results of Predecessor and Successor as there is no difference in the basis of presentation between periods.

Adjusted EBITDA
We use the non-IFRS measure of Adjusted EBITDA, which we define as profit for the year before accounting for finance income, finance costs, tax, management adjustments and amortization of acquisition intangibles. Management adjustments consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year. Management adjustments currently consist of the impairment of intangible assets; systems and process improvement costs; integration and reorganization costs; and recognition of the step up in inventory. We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.
Reconciliations of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, are set forth below:
Amounts in thousands of U.S. Dollars	Successor From January 4, 2019 through December 31, 2019	Predecessor From January 1, 2019 through March 7, 2019
Operating loss	$(10,663)	$(7,715)
Add:
Amortization	7,836	1
Depreciation	1,321	220
EBITDA	(1,506)	(7,494)
Acquisition related costs	14,666	—
Management adjustments	4,421	7,939
Adjusted EBITDA	$17,581	$445
Adjusted Gross Profit, including Adjusted Gross Profit Percentage
We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of the inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.
Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:
Amounts in thousands of U.S. Dollars, unless otherwise stated	Successor From January 4, 2019 through December 31, 2019	Predecessor From January 1, 2019 through March 7, 2019
Revenue	$41,693	$4,625
Cost of goods sold	(13,018)	(1,254)
Gross profit	28,675	3,371
Gross profit %	68.8%	72.9%
Less:
Inventory Fair Value Step Up	2,567	—
Adjusted Gross Profit	$31,242	$3,371
Adjusted Gross Profit %	74.9%	72.9%
We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Total Constant Currency Revenue Growth, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
Components of Results of Operations
Revenue
We generate all of our revenue through the sale of our products and services to customers. Our revenue is subject to fluctuation based on the foreign currency in which our products and services are sold, principally for sales denominated in USD. We expect our revenue growth to be driven organically as we expect to seek continued adoption of our products and increased market penetration. Our revenue is comprised of Kit Revenue, Services Revenue and Corporate/Unallocated Revenue, which includes revenue from the sale of chips and hardware.
Cost of Goods Sold
Cost of goods sold primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation; manufacturing overhead; packaging and delivery costs and allocated costs including facilities and information technology. We plan to hire additional employees as well as expand our manufacturing, warehousing and product distribution facilities, to support our growth. In addition, cost of goods sold includes royalty costs for licensed technologies included in our products, provisions for slow-moving and obsolete inventory and personnel.

Gross Profit/Gross Margin
Gross profit is calculated as revenue less cost of goods sold. Gross margin is gross profit expressed as a percentage of revenue. We expect our future gross profit and gross margins to fluctuate from period to period. Future gross profit and gross margins will depend on a variety of factors, including: market conditions that may impact our pricing; sales mix changes among kit, instruments and services; product mix changes between established products and new products; excess and obsolete inventories; royalties; and our cost structure for manufacturing operations relative to volume. As we seek to increase our production and distribution platform, we may incur incremental costs that potentially will reduce the gross margin in certain periods.
Operating Expenses
Selling Expenses
Selling expense primarily consists of costs related to the selling and marketing of our products, including sales incentives and advertising expenses and costs associated with our global commercial team.
Selling expenses include:
•
related costs associated with the commercial team, recruiting services, administrative services, public relations and communication activities, marketing programs and trade show appearances, travel, customer service costs and allocated costs including facilities and information technology; and

•
fees for third-party providers of administrative services, including press relations and communication services, security and reception and recruiting

We expect to incur additional selling expenses due to continued investment in our sales, marketing and customer service efforts to support the anticipated growth of our business. We expect to continue our hiring, in the United States as well as internationally, in all these areas in line with the continued growth of our business.
Administrative Expenses
Administrative expenses include:
•
costs associated with our finance, accounting, legal (excluding accrued contingent liabilities), human resources, communications, and administrative personnel;

•
related costs associated with these functions, such as legal and accounting fees, recruiting services, administrative services, insurance, and allocated costs including facilities and information technology;

•
facility-related costs; and

•
intellectual property fees for the registration and maintenance of our patents.

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our business activities. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs. In particular, we will need to incur additional accounting expenses to comply with the Sarbanes-Oxley Act in the United States that will require us to test the effectiveness of our internal controls over financial reporting.
Research and Development Expenses
Research and Development expenses include:

•
costs associated with our research and development functions, primarily located in Uppsala, Sweden;

•
related costs associated with these functions, such as recruiting services, administrative services, and allocated costs including facilities and information technology; and

•
intellectual property fees for the registration and maintenance of our patents.

We plan to continue investing significantly in our research and development efforts, including hiring additional employees, enhancing existing products and developing new products. As a result of these and other initiatives, we expect research and development expense will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.
Financial Income (Expense)
Financial income relates primarily to interest income received from cash at bank and in hand and net foreign exchange differences. Our cash at bank has been deposited in cash accounts and therefore generates only a modest amount of interest income.
Financial expense relates primarily to interest expense on our outstanding debt and borrowings as well as interest on outstanding leases. We also incur foreign exchange gains and losses related to our purchases and sales transactions often denominated in different currencies, which amounts are recorded as financial income or expense.
Income Taxes
Our tax credit or expense consists of income taxes, with Swedish income taxed at the Swedish tax rate and taxation for other jurisdictions calculated at the prevailing rate in each respective jurisdiction. Tax also includes the unwinding of temporary differences caused mainly by the manner in which intangible assets related to acquisitions are recognized, and therefore amortized, in our consolidated financial statements compared to the individual entity financial statements, which is the basis upon which taxation is calculated.
Segment Information
We present our results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. The different revenue streams of the group are important for making decisions with regard to how we manage our business, evaluate our performance, and allocate our resources. The CODM monitors the operating results of its operating segments separately in order to determine resource allocation and assess performance. We evaluate segment performance based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. We measure profit or loss consistently with net profit or net loss in the Consolidated Financial Statements of the Successor and Predecessor, respectively. The CODM monitors the operating segments based on revenue growth and gross profit through the following reportable segments: Kits and Services. We do not allocate expenses across segments.
Kit
Our Kit revenue segment consists of three product lines: Explore, Target, and Focus, which enable the detection and quantification of thousands of protein biomarker targets in different configurations, with different workflows depending on the type of research conducted.
Services
For customers that prefer outsourced proteomics analysis, we also offer Analysis Service. Our experts support customers with study design, assay preparation, sample analysis, data processing, and a comprehensive report that assures fully quality-controlled results.

Results of Operations
Our results of operations for the periods ended December 31, 2019 and March 7, 2019 are summarized in the table below.
Amounts in thousands of U.S. Dollars	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Revenue	$41,693	$4,625
Cost of goods sold	(13,018)	(1,254)
Gross profit	28,675	3,371
Selling expenses	(8,247)	(9,011)
Administrative expenses	(26,609)	(709)
Research and development expenses	(4,845)	(1,676)
Other operating income	363	310
Operating loss	(10,663)	(7,715)
Financial income	7	242
Financial expenses	(7,874)	(27)
Loss before tax	(18,530)	(7,500)
Income tax	652	(332)
Net loss for the period (Attributable to shareholders of the Parent)	$(17,878)	$(7,832)
Revenue
Total revenue during the Successor period ended December 31, 2019 was $41.7 million, of which $11.1 million is attributable to Kits, $27.7 million is attributable to Services, and $2.9 million is attributable to Corporate/Unallocated, comprised primarily of revenue from the sale of chips and hardware. Kit and Services revenues were generated from our Target products, across all geographical regions and customer segments.
Total revenue during the Predecessor period ended March 7, 2019 was $4.6 million, of which $1.8 million is attributable to Kits, $2.5 million is attributable to Services, and $0.3 million is attributable to Corporate/Unallocated, comprised primarily of revenue from the sale of chips and hardware. Kit and Services revenues were generated from our Target products, across all geographical regions and customer segments.
During both periods, we continued to expand our library of proteins and at December 31, 2019, our library comprised approximately 1,500 proteins.
Our revenue is broken down into the following geographical components:
Successor
	For the period from January 4, 2019 through December 31, 2019
Amounts in thousands of U.S. Dollars	Kit	Services	Corporate/ Unallocated	Total
Americas	$6,266	$19,431	$1,449	$27,146
EMEA	4,272	7,691	1,405	13,368
Rest of world	529	617	33	1,179
Total	$11,067	$27,739	$2,887	$41,693

Predecessor
	For the period from January 1, 2019 through March 7, 2019
Amounts in thousands of U.S. Dollars	Kit	Services	Corporate/ Unallocated	Total
Americas	$901	$1,529	$158	$2,588
EMEA	829	951	152	1,932
Rest of world	99	—	6	105
Total	$1,829	$2,480	$316	$4,625
Costs of Goods Sold
Cost of goods sold totaled $13.0 million, or 31% of our total revenue, for the Successor period ended December 31, 2019. These expenses consisted primarily of $8.1 million of cost of inventories, $2.6 million related to purchase accounting inventory fair value step up, $2.0 million related to employee benefits, and $0.3 million relating to depreciation of tangible assets.
Cost of goods sold totaled $1.3 million, or 27% of our total revenue, for the Predecessor period ended March 7, 2019. These expenses consisted primarily of $0.8 million of cost of inventories and $0.4 million related to employee benefits.
Operating Expenses
Selling Expenses
Selling expenses totaled $8.3 million, or 20% of our total revenue, for the Successor period ended December 31, 2019. These expenses consisted primarily of $4.8 million of employee-related expenses, consisting of wages, salaries, social security and pension costs to employees in selling functions. In addition, these expenses consist of $3.3 million of sales support and marketing expense.
Selling expenses totaled $9.0 million, or 195% of our total revenue, for the Predecessor period ended March 7, 2019. These expenses consisted primarily of $8.7 million of employee-related expenses, consisting of wages, salaries, social security and pension costs and transaction bonuses paid to employees in selling functions.
Administrative Expenses
Administrative expenses totaled $26.6 million, or 64.0% of our total revenue, for the Successor period ended December 31, 2019. These expenses consisted primarily of $2.3 million of employee-related expenses, consisting of wages, salaries, social security and pension costs to employees in administrative functions, as well as $7.8 million of amortization expenses on acquired intangible assets and $0.8 million of depreciation of tangible assets. In addition, there were $14.7 million of acquisition related expenses.
Administrative expenses totaled $0.7 million, or 15% of our total revenue, for the Predecessor period ended March 7, 2019. These expenses consisted primarily of $0.4 million of employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in selling functions, as well as $0.1 million of depreciation of tangible assets.
Research and Development Expenses
Research and Development expenses totaled $4.8 million, or 12.0% of our total revenue, for the Successor period ended December 31, 2019. These expenses consisted primarily of $2.2 million of employee-related expenses, consisting of wages, salaries, social security and pension costs to employees in administrative functions, and as well as $2.6 million in external R&D expenses related to the procurement of antibodies. The majority of the external spend within our R&D function was focused on the development of new assays and expansion of our proteins library.
Research and Development expenses totaled $1.7 million, or 36% of our total revenue, for the Predecessor period ended March 7, 2019. These expenses consisted primarily of $0.4 million of employee-related expenses, consisting of wages, salaries, social security and pension costs to employees in administrative functions, as well as $1.2 million in external R&D expenses related to the procurement of antigens and antibodies. The majority of the external spend within our R&D function is focused on the development on new assays and expansion of our library of proteins.
Net Financial Income (Expense)
Our net financial income (expense) for the Successor period ended December 31, 2019 was $(7.9) million, consisting primarily of $(6.4) million of interest expense on our shareholder loans and bank loans and $(1.3) million of expenses related to capitalized borrowing expenses and arrangement fee. The shareholder loans and bank loans were related to Summa Equity’s acquisition of Olink.
Our net financial income (expense) for the Predecessor period ended March 7, 2019 was $0.2 million, consisting primarily of $0.2 million of foreign currency favorability.
Income Tax
Income tax benefit for the Successor period ended December 31, 2019 was $0.7 million and income tax expense was $0.3 million for the Predecessor period ended March 7, 2019. Items reported for income taxes included a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction, which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. The law reduces the corporate income tax from 22% to 21.4% from January 1, 2019, and to 20.6% from January 1, 2021.
Liquidity and Capital Resources
Overview
As of December 31, 2019, we had $6.2 million in cash at bank and in hand; and a $110.0 million loan facility, of which $55.0 million was undrawn.
Since our inception, until March 7, 2019, we have financed our operations primarily through internally generated cash flows and we did not rely on any material external financing arrangements during this period.

	Successor Interest Rate	Maturity	As of December 31, 2019
			(Amounts in thousands of U.S. Dollars)
Current interest-bearing loans and borrowings
Lease Liabilities	6.25%	2020 – 2023	$1,414
Other interest-bearing loan entered in conjunction with loan from shareholder	8%	On demand	1,618
Loan from shareholder	8%	On demand	41,102
Total current interest-bearing loans and borrowings			44,134
Non-current interest-bearing loans and borrowings
Lease Liabilities	6.25%	2020 – 2023	3,050
Facility – Loan 1	LIBOR + 6.25%	2025	48,405
Facility – Loan 2	EURIBOR + 5.85%	2025	4,823
Total non-current interest-bearing loans and borrowings			56,278
Total interest-bearing loans and borrowings			$100,412
Loan From Shareholder and Other Interest-Bearing Loan
The loan from shareholder and the other interest-bearing loan are payable on demand as repayment timing is not specified in the loan agreement. Accrued interest is capitalized annually on the last calendar day of each year. We may prepay any outstanding amounts at any time without any premium or penalty. These loans were converted to equity on May 25, 2020.
Loan Facility
During 2019, we entered into loan facilities in the amount of $110.0 million with Bridgepoint Credit and DNB AB (Publ) as part of the financing of Summa Equity AB’s acquisition (Facilities). Under the terms of the Facilities, we have access to a Capex/Acquisition Facility, a term Facility B, a Recap Facility and a Revolving Facility. Under the Facilities, we are subject to a leverage covenant that measures a rolling 12-month EBITDA in relation to net debt at the end of each quarter. The interest rate is equal to a bank reference rate, or the EURIBOR, STIBOR, or LIBOR plus a margin ranging from 3.0% to 6.25% dependent upon the facility and denomination of the borrowings and leverage. There is a commitment fee equal to 35% of the margin on any unused facility.
A total of $55.0 million has been drawn down under the term Facility B, adjusted for transaction costs of $1.8 million, as of December 31, 2019. The loans were raised in USD and EUR to match revenue streams in USD and EUR. The remaining undrawn credit under the facilities is $55.0 million. Under the terms of the Facilities, we have pledged the assets, including patents and other intellectual property, of our subsidiary, Olink Proteomics Inc. The book value of the pledged assets is equal to $5.6 million as of December 31, 2019.

Cash Flows
The table below summarizes our cash flows for the periods ended December 31, 2019 and March 7, 2019, respectively:
Amounts in thousands of U.S. Dollars	Successor For the year period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Cash used in operating activities	$(21,025)	$(2,642)
Cash used in investing activities	(289,956)	(189)
Cash flow from financing activities	313,774	9,282
Net cash flow during the financial year	$2,793	$6,451
Cash used in Operating Activities
Cash used in operating activities was $21.0 million for the Successor period ended December 31, 2019. This amount primarily resulted from our loss before tax of $18.5 million. Additional uses of cash include a net change in working capital and interest of $19.4 million. Partially offsetting these uses of cash are depreciation and amortization add back of $9.2 million and finance expense of $7.7 million.
Cash used in operating activities was $2.6 million for the Predecessor period ended March 7, 2019. This amount primarily resulted from our net loss of $7.5 million. Partially offsetting these cash flows is a net change in working capital and interest of a $5.1 million source of cash.
Cash used in Investing Activities
Cash used in investing activities was $290.2 million for the Successor period ended December 31, 2019, which is nearly entirely attributable to the acquisition of shares in subsidiaries following the change in control event on March 7, 2019.
Cash provided by Financing Activities
Cash provided by financing activities was $313.8 million for the Successor period ended December 31, 2019, which includes $221.2 million of shareholder contributions from the issuance of share capital, along with $93.3 million in shareholder loans received and external financing borrowings in relation to the change of control event.
Cash from financing activities was $9.3 million for the Predecessor period ended March 7, 2019, which includes $8.7 million of shareholder contributions from the issuance of share capital.
Operating and Capital Expenditure Requirements
Since our inception, we have incurred operating losses from time to time. Successor’s net loss was $17.9 million for the period ended December 31, 2019 and Predecessor’s net loss was $7.8 million for the period ended March 7, 2019. We do not have any deferred taxes related to net operating losses. We expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts and expand our protein biomarker library. In addition, we plan to rapidly expand our commercial team globally in order to support expected growth. Our net losses may fluctuate significantly from quarter to quarter and from year to year, depending on the timing of our expenditures and expansion of our commercial team. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:
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continue to expand our library of proteins;

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scale up our R&D function and bioinformatics capabilities;

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continue to increase our global commercial team;

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establish a sales and marketing infrastructure for the continued expansion of our global footprint;

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maintain, expand and protect our intellectual property portfolio;

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hire additional clinical, quality control and scientific personnel; and

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add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and our operations as a public company listed in the United States.

For more information as to the risks associated with our future funding needs, see the section titled “Risk Factors.”
Although it is difficult to predict future liquidity requirements, we believe that our existing cash at bank and in hand and undrawn credit facilities as of December 31, 2019, together with our cash generated from commercial sales, will be sufficient to fund our operations for at least the next 12 months.
Contractual Obligations
The following table discloses aggregate information about our material contractual obligations and the periods in which payments are due as of December 31, 2019. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.
Amounts in thousands of U.S. Dollars	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Loan facilities	$78,506	$4,531	$9,062	$9,062	$55,851
Loan from shareholders	41,102	41,102	—	—	—
Other interest-bearing loan entered in conjunction with loan from shareholder	1,618	1,618	—	—	—
Lease liabilities	4,904	1,539	2,977	388	—
Advance invoiced customers	1,068	1,068	—	—	—
Accounts payable	2,056	2,056	—	—	—
Loan facilities
During 2019, we entered into loan facilities in the amount of $110.0 million with Bridgepoint Credit and DNB AB (Publ) as part of the financing of Summa Equity AB’s acquisition (Facilities). See “—Liquidity and Capital Resources.”
Loan from shareholders
There are no repayment terms for this loan, and accrued interest is capitalized annually on the last calendar day of each year. We may at any time without any premium or penalty, prepay any outstanding amount. Under the terms of this loan we have pledged the assets, including patents and other intellectual property, of our subsidiary, Olink Proteomics Inc. See “— Liquidity and Capital Resources.”
Lease liabilities
Lease liabilities consist of real estate leases for our offices located in Uppsala, Sweden and Watertown, Massachusetts. Additionally, from time to time we enter into lease agreements for scientific equipment that contain a purchase option.

Advance invoiced customers
Advance invoiced customers represents cash receipts from customers, which we will recognize as revenue upon completion of the related performance obligations.
Accounts payable
Accounts payable represents amounts owed to vendors for purchases made in the ordinary course of business.
Off-Balance Sheet Arrangements
During the Successor period ended December 31, 2019 and the Predecessor period ended March 7, 2019, we did not have any off-balance sheet arrangements.
Critical Accounting Policies and Judgments and Estimates
Our consolidated financial statements are prepared in accordance with IFRS as issued by IASB. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated loss could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted.
While our significant accounting policies are described in total in Note 2 to our consolidated financial statements included in this prospectus, we believe the following discussion addresses our most critical accounting policies. These policies are the most important to our financial condition and results of operations and require our subjective and complex judgments and estimates used in the preparation of our consolidated financial statements. These policies are applicable to both the Successor and Predecessor periods unless otherwise noted.
Revenue Recognition
We receive revenue from contracts with customers from the sale of our products in the form of kits and from services. We also receive revenue from custom development services we provide to our customers. We exclude value added tax and other sales taxes from revenue.
Kit and Services
We recognize revenue from our sale of kits at the point in time when control of the products has transferred to the customer. Control primarily transfers when the products are received by the customer, typically when the products clear the destination country customs.
We recognize revenue from our services at the point in time that we electronically transfer the results of the analysis to the customer.
The majority of the above contracts relate to sales orders containing single bundled performance obligations for the delivery of kits or the performance of services at fixed prices. Contracts with customers do not contain variable consideration. We do not usually accept returns or give rebates. Revenue is not recognized in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The average duration of a sales order is less than one month.
Custom Development Services
Revenue from the performance of custom development services is recognized over time since control is transferred to the customer based on the extent of progress towards completion of the obligation. The majority of these contracts contain a single bundled performance obligation, which is providing custom development services of panels. We quote custom development projects at fixed prices and the duration of the projects extend over several months. We generally use an input method to determine the progress of custom development service arrangements because there is a direct relationship between the work performed (i.e., based on costs incurred against expected total costs) and the transfer of service to the customer.
The average duration of service contracts is less than 12 months.
Impairment of Non-current Assets
We review the carrying values of all non-current assets for impairment, either on a stand-alone basis or as part of a larger cash-generating unit (CGU), when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. We charge any provision for impairment to the income statement.
Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.
Recent Accounting Pronouncements
We have adopted the following new standards, interpretations and amendments to standards, including any consequential amendments to other standards, with a date of initial application as of January 1, 2017:
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Annual Improvements to IFRS’s 2014-2016 cycle (amendments to IFRS 12);

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Amendments to IAS 7: Disclosure Initiative; and

•
Amendments to IFRS 12: Recognition of Deferred Tax Assets for Unrealized Losses.

The adoption of these standards, interpretations and amendments to standards did not have a material impact on our consolidated financial statements for the period ended March 7, 2019 and as of and for the period ended December 31, 2019.
A number of new standards, amendments to standards and interpretations are not yet effective for the period ended March 7, 2019 and as of and for period ended December 31, 2019 and have not been applied in preparing our consolidated financial statements. Refer to Note 2 within the consolidated financial statements for discussion of the standards applicable to our business.
Quantitative and Qualitative Disclosures about Market Risk
Our activities are subject to several financial risks: market risk (including exchange rate risk and interest rate risk), credit risk and liquidity risk.
Foreign Currency Exchange Risk
We operate internationally and are exposed to foreign exchange risk where invoicing is made in a currency other than the functional currency, primarily the USD. We mitigate this risk by partially matching costs in the same foreign currency. We monitor currency risk on a regular basis. Neither we nor the Predecessor entered into derivative currency arrangements during 2019.
The following table illustrates the sensitivity to a reasonably possible change in USD exchange rates against SEK as of December 31, 2019 for the Successor and as of March 7, 2019 for the Predecessor, with all other variables held constant. The impact on the Successor’s and Predecessor’s loss before tax is due to changes in the fair value of monetary assets and monetary liabilities. There is no additional impact on the components of equity because the Successor and Predecessor did not have any item that directly affects equity. The Successor’s and Predecessor’s exposure to foreign currency changes for all other currencies is not material.

The Successor’s risk exposure in foreign currencies:
Impact of non-functional currency foreign exchange exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate – increase 2%	$(717)
USD/SEK exchange rate – decrease 2%	717
The Predecessor’s risk exposure in foreign currencies:
Impact of non-functional currency foreign exchange exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate – increase 2%	$(50)
USD/SEK exchange rate – decrease 2%	50
Market risk — Interest-rate risk
Our main interest rate risk arises from long-term interest-bearing liabilities with variable rates, which expose us to cash flow interest rate risk. The majority of our interest-bearing liabilities have both fixed and variable rates where margin on loans with variable interest rates vary with net leverage. We have little exposure to interest rate risk as base rates linked to LIBOR are very low and EURIBOR rates are effectively zero. Our interest-bearing liabilities at variable rate were mainly denominated in USD and EUR. Interest rate derivative instruments were not used during the Successor and Predecessor periods. The Predecessor was not exposed to interest rate risk.
The following table demonstrates the sensitivity to a reasonably possible change in the LIBOR rate on the USD denominated loan. The sensitivity is not fully representative of the risk inherent in the loan because the year-end exposure does not reflect the exposure during the year. With all other variables held constant, Successor’s loss before tax is affected through the impact on floating rate borrowings, as follows:
Impact of interest rate exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
Interest rates – increase by 10 basis points	(13)
Interest rates – decrease by 10 basis points	13
Credit Risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and financing activities, including deposits with banks and financial institutions and foreign exchange transactions.
Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of our customer base tends to be blue chip global companies and therefore such customers usually have strong credit ratings. Sales are concentrated such that 63% of our sales during 2019 were to biopharmaceutical companies and academia customers based in the United States. USD denominated trade receivables as of December 31, 2019 were $13.6 million.
The maximum default risk is equivalent to the net receivables reported in the consolidated balance sheet. Historically, we have had almost no credit losses, and based on historical data of credit losses, together with our assessment of potential future credit losses, we do not expect credit loss for trade receivables to be material. (see Note 18, ‘Trade receivables’, in the consolidated financial statements).
We hold cash at bank and in hand in Investment Grade credit rated banks. No expedited credit loss was recorded during 2019.
Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as of December 31, 2019 is not material and no credit loss reserve has been recognized.

Liquidity Risk
Subsequent to Summa Equity’s acquisition, we have maintained sufficient liquidity through a loan from Summa Equity. Additionally, credit facilities at banks together with cash at bank and in hand as of December 31, 2020, together with our cash generated from commercial sales, allows us to meet our liquidity risk obligations as they come due.
JOBS Act Exemptions and Foreign Private Issuer Status
We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700.0 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other burdens.
We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
Upon consummation of this offering, we will report under the Securities Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•
Regulation FD, which regulates selective disclosures of material information by issuers.

Internal Control Over Financial Reporting
As a public reporting company, we will be required to report annually on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We anticipate being first required to issue management’s assessment of internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in connection with issuing our consolidated financial statements as of and for the year ending 2022.
In connection with the audit of the consolidated financial statements of Olink Proteomics Holding AB and its subsidiaries for the period ended March 7, 2019 (Predecessor), and Knilo HoldCo AB as of and for the period ended December 31, 2019 (Successor) in connection with this offering, we identified three material weaknesses attributable to insufficient segregation of duties and risk assessment procedures. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses resulted from (i) our technology access and change control environment not supporting an efficient or effective internal controls framework, (ii) lack of documented policies and procedures in relation to our entity level controls and (iii) inadequate documentation of procedures and segregation of duties in the record to report process. To remedy our identified material weaknesses, we are in the process of adopting several measures that will improve our internal control over financial reporting, including: (i) implementing formal access and change controls to our systems, and making changes to our information technology systems; (ii) establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and finance personnel in relation to policies and procedures; and (iii) hiring additional accounting and finance personnel, creating a formal month-end close process, establishing more robust processes supporting internal control over financial reporting.
We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our shares and our ADSs may be materially and adversely affected. See “Risk Factors — Risks Related to the Offering and Ownership of our Securities — We identified material weaknesses in our internal control over financial reporting for the consolidated financial statements of Olink Proteomics Holding AB and its subsidiaries for the period ended March 7, 2019 (Predecessor) and Knilo HoldCo AB as of and for the period ended December 31, 2019 (Successor), and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.”

BUSINESS
Our Vision
Our vision is to enable understanding of real-time human biology.
Our Mission
Our mission is to accelerate proteomics together.
Overview
Our purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, developed with key opinion leaders (KOLs), that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. Since our inception, we have served a customer base of approximately 600 customers in over 40 countries worldwide. We support 30 of the world’s largest 40 biopharmaceutical companies by 2019 revenue, including all of the largest 19, and many leading academic institutions. Each of these customers has carefully vetted and validated our technology before adopting Olink as part of its drug development programs. Our platform has been used to generate more than 200 million protein biomarker target data points and its utility and value have been validated, as evidenced by use of our products in studies that have been published in over 470 peer-reviewed publications. We support our customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and, by detecting and characterizing indicators of disease and health to more proactively manage patient wellness. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases.
Our current offering is based on our proprietary and patented Proximity Extension Assay (PEA) technology, which enables researchers to use one platform from discovery to clinical trials to diagnostic applications utilizing a significant, established infrastructure of labs and installed instrumentation. PEA comprises three product lines: Explore, Target, and Focus, each of which allows scientists to detect and quantify protein biomarker targets. Our library of protein biomarker targets protein library is focused on circulating proteins with clinical utility, and we believe that it is among the world’s largest extensively validated protein libraries. To achieve a consistently high assay performance that does not compromise data quality of each protein biomarker target in our protein library, we have developed our own comprehensive validation framework with regulatory processes in mind, covering relevant, critical performance criteria such as specificity, sensitivity, dynamic range and precision. Our scalable high-throughput platform is differentiated from that of our competitors, as it is well-suited for a broad range of studies, from small to large scale, offering validated single-plex performance in a high-multiplex assay, designed to provide consistently high quality data and address our customers’ needs across a broad range of applications. Our customers utilize our platform for a variety of needs, from protein biomarker discovery to clinical decision making. We anticipate that the first diagnostic protein signature based on PEA will be commercialized by one of our customers in the diagnostics market in 2021. While our revenues and growth have historically been driven by the research market, we expect diagnostic applications of our platform will drive significant long-term growth.
Our customer-focused science and operational models have translated into robust performance, including growing revenues to $41.7 million and $4.6 million; incurring a net loss of $17.9 million and $7.8 million; and generating an adjusted EBITDA of $17.6 million and $0.4 million, in each case for the periods ended December 31, 2019 and March 7, 2019, respectively. Adjusted EBITDA is a measure not calculated in accordance with International Financial Reporting Standards (IFRS). For more information regarding our use of adjusted EBITDA and reconciliations of adjusted EBITDA to operating loss, the most directly comparable financial measure calculated in accordance with IFRS, see the section titled

‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.’’
According to a Nature publication from 2015, only approximately 20% of patients responded well to the top 10 highest grossing prescription drugs, with as many as 80% of patients experiencing non-responsiveness to the drugs’ intended benefits. Further, only 13.8% of compounds used in clinical trials make it through the drug development process to market. One factor that contributes to this low efficacy is that drugs may inadvertently target a confounding factor due to clinicians’ insufficient understanding of the pathophysiology driving the disease. As a result, clinicians fail to identify a truly causal biological process and the drug target responsible for causing the disease. Furthermore, clinicians often classify disease too broadly, overlooking sub-populations of patients with different disease endotypes that require different treatment.
21st century healthcare, precision medicine, or personalized medicine, is an emerging practice of medicine that uses an individual’s molecular phenotype profile to guide and inform diagnostic decisions and to improve prediction of disease outcome and risk, leading to better informed decisions regarding disease prevention and therapeutic interventions for each individual, with the goal to provide the right treatment to the right patient at the right time. Precision medicine has the potential enable clinicians to quickly, efficiently and accurately predict the most appropriate course of action for individual patients, leading to improved outcomes for individual patients, as well as reduced costs and risks with shorter time to market for new drugs.
Over the past decade, genomics has been at the forefront of 21st century healthcare. While progress has been made in the field of genomics, there is a large unmet need to add additional insights into the molecular phenotype, particularly with respect to the proteome and proteins, which are the direct drivers of all biological processes in the human body and dynamic, real-time differentiators between health and disease, including dynamics affected by lifestyle and environment. Because proteomics is vastly more complex than genomics, researchers rely on sophisticated technologies to deliver actionable insights to advance the field. Unfortunately, existing technologies have a number of limitations, including lack of specificity, especially in high-multiplex assays, lack of sensitivity and precision; limited dynamic range (which is the ability to reliably and simultaneously measure a wide range of concentrations); high sample consumption requirement; lack of scalability; low throughput; data complexity; and high cost.
Circulating protein biomarkers in blood are a common, easily accessible sample type that both the biopharmaceutical industry and healthcare systems use. These biomarkers are a clinically actionable sample type that systematically mirror the biological processes or malignancies present in the human body at a given point in time. Traditionally, proteins are routinely used in diagnostics, with well-known examples such as C-reactive protein (CRP), CA-125 and Prostate-specific antigen (PSA). Many current diagnostics amalgamate a broad spectrum of disease classifications, although such classifications actually consist of many different sub-groups of disease endotypes that require different treatment strategies.
As illustrated by Exhibit 2 below, the plasma proteome contains high-abundant “classical plasma proteins” as well as tissue leakage and low-abundant proteins such as interleukins and cytokines. Although proteins at all abundance levels provide valuable information, we believe that PEA’s ability to provide granular insights into the many low-abundant circulating proteins will allow scientists to better identify novel and causal drug targets guiding candidate drug development. PEA has the potential to reveal predictive biomarkers for drug response, disease risk and outcomes, which may enable scientists to identify which patients have the potential to benefit the most from new therapies and treatments, and aid scientists in detecting and characterizing indicators of disease and health so that they can more proactively manage patient wellness. We believe that 21st century healthcare will be driven by clinically actionable, low-abundant circulating proteins mirroring biological processes in the human body and PEA will play an important role in that process.

Exhibit 2. Illustration of Olink’s library of protein biomarker targets covering a wide dynamic concentration range (y-axis) and including proteins (x-axis) measured in mg/ml to pg/ml. The highlighted proteins are examples of select PEA success stories in identifying important biomarkers and in which concentration they typically occur.
PEA has enabled the interrogation of low-abundant circulating proteins in high throughput and high-multiplex with high data quality, which enables scientists to discover novel and subtle individual differences in the plasma proteome. With these insights enabled by PEA, our customers are making revolutionary findings that we believe change our understanding and definitions of diseases.
We believe our proprietary and patented PEA technology has broad application in proteomics at large scale in discovery as well as in more targeted clinical trial and diagnostic applications. Compared to many other technologies, PEA can enable faster, better-informed decisions in human protein biomarker research by providing protein biomarker targets in high-multiplex with an assay performance that does not compromise on data quality. To achieve a consistently high assay performance for all biomarker targets in our library, our proprietary and comprehensive validation framework, which was developed with regulatory processes in mind, includes critical performance criteria such as specificity, sensitivity, dynamic range, scalability, lack of interference, reproducibility and precision. Our products require only 1 µL or less of sample volume, which is approximately 20 to 1,000 times less than the sample volume required by certain other proteomics technologies. This sample volume efficiency combined with our high-multiplexing capabilities is designed to provide high throughput at a reasonable cost, which is important for any platform used in large-scale proteomics. Our customers have validated the utility and value of our technology and products, as evidenced by use of our products in studies that have been published in over 470 peer-reviewed publications and by expanding usage of our products in clinical trials. Most importantly, our technology provides our customers with one platform they can use from protein biomarker discovery to clinical decision making, with broad applicability across substantially all relevant biological sample types.
Our technology today incorporates a leading library of approximately 1,500 highly validated protein biomarker targets that our customers can detect and quantify in their samples. Our current library focuses on proteins detectable in plasma, in order to provide clinically relevant, actionable and meaningful insights to our customers. We plan to increase our library to approximately 3,000 protein biomarker targets in 2021 and to over 6,000 protein biomarker targets over time. Currently, the Human Proteome Project, with a catalog of approximately 5,000 circulating proteins, provides one of the most comprehensive analyses of proteins detectable in blood. Accordingly, we believe that if we are able to develop a library of equivalent size, we would be able to provide a holistic and high-resolution view of the plasma proteome encompassing the most relevant biological processes and pathways in the human body. Based on our platform’s broad capabilities, over time we also plan to include proteins in our library that are not typically detectable in plasma. Our library expansion process includes consultations with

KOLs and our customers and a rigorous curation process undertaken by our data scientists, who apply machine learning methods to identify and select the most biologically impactful and clinically relevant biomarkers.
We believe we are the only company providing a holistic proteomic offering from broad protein biomarker discovery through clinical decision making. We offer kit products in three products lines. Our Explore line with next generation sequencing (NGS) readout offers a fully automated process utilizing our complete library for large-scale studies with market-leading throughput. Our Target line with quantitative polymerase chain reaction (qPCR) readout is optimized for targeted research and clinical development at a smaller scale using relative or absolute quantification. Our Focus offering of custom-developed kit products allows customers to define their protein profile of interest for clinical applications such as clinical trials or diagnostic products.
For customers that prefer outsourced proteomics analysis, we also offer Analysis Service, which includes assay execution and bioinformatics. Our experts support customers with study design, assay preparation, sample analysis, data processing, and we provide a comprehensive report with quality-controlled results. In order to best serve our global customers in the most timely and efficient manner possible, we operate Analysis Service labs out of our Watertown, Massachusetts and Uppsala, Sweden locations and through a third-party service provider in China.
We estimate that our addressable market is $35 billion. This market can be broadly classified into research and clinical categories based on the applications of our products and the types of customers we serve. Currently, the main driver of demand for our products and services is the research community’s unmet need for methods to better facilitate prediction of drug response and disease risk and outcomes. We are able to support customers throughout their entire journey from discovery to clinical decision making on one technology platform, and believe that we are well positioned to become the protein enabler of multi-omics.
•
Research. We estimate the research opportunity, our core market today, is $19 billion and define this opportunity as the addressable protein biomarker discovery research spend by biopharmaceutical and academia, consisting of a high-plex segment and low and mid-plex segment. The high-plex segment is expected to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on the genomics research from the past decade by adding proteins. In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. Starting in early 2021, we expect to service this segment with our Explore NGS-based kit products utilizing the installed base of an estimated 5,000 addressable Illumina systems. The low- and mid-plex segment consists of more targeted protein biomarker discovery research extending through all phases of clinical development, which has been the foundation of our business to date. In the second half of 2021, we plan to launch our qPCR readout platform, Olink Signature Q100, making our Target and Focus products much more accessible to approximately 4,000 addressable proteomics labs. The ability to leverage existing instrumentation and infrastructure removes significant barriers to customer adoption, which we believe will translate into more rapid market penetration.

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Clinical. We estimate the clinical opportunity is $16 billion and define this market as selected, relevant diagnostic applications for in vitro diagnostics (IVD) and laboratory developed tests (LDT). We anticipate that the first diagnostic protein signature based on PEA will be commercialized by one of our customers in the diagnostics market in 2021. We expect to participate increasingly in this market not only by enabling our customers to transition to clinical decision making with PEA but also by developing our own products for proprietary clinical applications.

We have a successful history of developing molecular technologies based on commercializing pioneering academic research. We were founded in 2016, and in March 2019 we were acquired by Summa Equity AB, a Nordic private equity firm, which enabled the next step in our development. Since inception, approximately 600 customers in over 40 countries have utilized our products and services and our annual customers served has grown from 112 in 2016 to 350 in 2020 (as illustrated in Exhibit 3 below). Further, since inception we have supported 30 of the world’s largest 40 biopharmaceutical companies by 2019 revenue, including all of the largest 19 and many leading academic institutions. We consider the majority of our 600 customers to be reoccurring customers, as they buy in regular intervals, even if not annually, and on average revenues from existing customers have grown by 30% annually since inception. As of December 31, 2020, we had           full-time employees, including a recently increased sales team of more than           individuals and an R&D team of more than           individuals. The majority of our employees operate out of our Uppsala, Sweden headquarters. We also have secondary headquarters in Watertown, Massachusetts and a growing footprint across Singapore, China and Japan.
Exhibit 3. Evolution of Olink’s customer base.
We recorded revenue of $41.7 million and $4.6 million; net loss of $17.9 million and $7.8 million; and adjusted EBITDA of $17.6 million and $0.4 million, in each case for the periods ended December 31, 2019 and March 7, 2019 respectively. We generated revenue growth of      % for the year ended December 31, 2020 as compared to the same period in the prior year. Adjusted EBITDA is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Indicators of Performance and Financial Condition — Non-IFRS Reconciliations.’’
Our Competitive Strengths
Our historical and anticipated future growth are underpinned by a set of competitive strengths that we believe will not only allow us to accelerate the field of proteomics, but also to increasingly establish ourselves as the leading player in the proteomics space. Our competitive strengths include:
•
Our proprietary PEA technology enables industry leading assay performance in high-multiplex proteomics. Progress in proteomics has historically been hampered by the lack of technologies that can provide reliable and consistent assay performance in high-multiplex. Our proprietary methods of combining affinity-based detection of proteins with optimized methods for amplification and detection of nucleic acids is the reason why PEA can overcome these challenges. Our PEA technology succeeds where other technologies have failed as it enables high-multiplex, high throughput and cost-efficient proteomics without compromising on data quality. We believe PEA is the only technology combining high performance for each protein biomarker target across specificity, sensitivity, dynamic range, scalability, precision and interfering factors, all in high-multiplex, resulting in highly reproducible and actionable data. We believe this gives us a technological advantage in proteomics that we will continue to build on in the future.
•
We have an extensively validated and rapidly growing library of high-quality actionable protein biomarker targets. To date, we have developed a library of approximately 1,500 protein biomarker targets that we selected with input from KOLs and customers. We focused initially on the most actionable and clinically relevant proteins accessible in the human plasma, which are thought to be associated with major disease areas. Our targets include low-abundant inflammation proteins, actively secreted proteins, organ-specific proteins leaked into circulation, drug targets (established and from ongoing clinical trials) and proteins detected in blood by mass spectrometry. Our platform incorporates robust analytical validation data that we publish on our website in an open-access format. We drive growth and optimization of our library through our internal antibody development capabilities. Our goal is to continue to invest heavily in scaling our library and we plan to increase the number of highly validated protein biomarker targets to approximately 3,000 in 2021, and to over 6,000 over time.

•
By design, our platform supports a customer from protein biomarker discovery research to diagnostic applications, all on one single underlying technology platform. Our platform is well-suited for small-to-large-scale protein biomarker studies, offering solutions for relevant applications from the largest screening projects to highly targeted, hypothesis-driven studies. Depending on the customer’s needs, we can offer validated single-plex performance in high multiplex for consistently high data quality regardless of the use-case. For large-scale and high-plex studies, we use the NGS readout, which provides an ideal solution for customers who wish to run high throughput studies with large numbers of human serum or plasma samples against our complete library of proteins. For more targeted research and clinical applications, we use the qPCR readout, which provides a high-quality and flexible offering using one or several panels most relevant to the subject of study. Our flexibility and scalability allow us to offer our customers one technology platform through all phases of drug development, and across a wide range of biological sample types, with built-in consistency and reproducibility.

•
We have long-standing and close-knit relationships with our significant and growing customer base and leading KOLs across relevant disease and applications areas. We have cultivated close-knit relationships, that we believe are based on trust, with our customers, as we have developed our products and solutions for, and in collaboration with our customers. From leading research universities to top biopharmaceutical companies, our customers have rigorously vetted and validated our technology, and we believe the reliability and high quality of our offering has driven high customer engagement and loyalty. Many of the most prominent KOLs in proteomics are our supporters and promoters, as evidenced by use of our products in studies that have been published in over 470 peer-reviewed publications and by expanding use in our customers’ clinical trials. Combined with the quality of our technology offering, our team of talented professionals provides world-class service and support, and are fully committed to helping our customers succeed.

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Our next-generation product, Explore, integrates with existing NGS workflows enabling accelerated adoption of the platform. We emphasize flexibility and usability across our platforms in order to drive accessibility and broad adoption. Our latest product, Explore, uses Illumina’s sequencing technology as a readout platform and has an installed base of an estimated 5,000 systems to generate proteomic data. By combining PEA with NGS, we hope to become the scaled proteomics enabler of multi-omic signatures that builds on genomics work from the past decade, while providing the research and clinical community with a seamless multi-omics solution to predict disease outcomes and drug response.

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Our purpose built readout platform, Olink Signature Q100, has the potential to make PEA more accessible to customers through thousands of existing proteomics labs. We currently utilize an existing qPCR readout platform provided by Fluidigm for our Target and Focus products, both internally and in the many external labs we work with. To accelerate the adoption of this part of our portfolio, we are in the process of developing Olink Signature Q100, a purpose built qPCR readout instrument optimized for PEA. We believe that Olink Signature Q100 will drive accelerated market adoption of PEA in approximately 4,000 addressable proteomics labs. We plan to launch Olink Signature Q100 in the second half of 2021 together with a series of new Target products.
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Our robust proteomic analysis software and evolving open-access cloud-platform, Olink Insight, has the potential to further establish our position enabling a community driven understanding of real-time human biology by accelerating proteomics. Our deep experience in protein biomarker discovery combined with our team of analytics experts and software developers allows us to provide our customers with proprietary self-service software and analytical tools for data analysis and comparison with robust quality control. Additional software processing capabilities include the identification and verification of individual protein profiles, which reveal real-time biology status of the patient. We designed Olink Insight to work with Olink data, offering a range of data visualization options that are precise, easy to interpret, and provide an excellent overview of complex data sets. The reliability and ease of our analytical solutions enable the efficient assessment of data quality and rapid identification of potential issues. Olink Insight allows our customers to openly share and contribute data and insights to the research community to collectively accelerate the field of proteomics.

Our Growth Strategy
Our strategy centers on driving the market adoption of PEA by lowering barriers to adoption and actively engaging with our community of KOLs and customers to accelerate proteomics. Our growth strategy includes:
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Accelerate market adoption and scale our footprint to establish market leadership in the field of proteomics by making PEA more widely accessible worldwide. As more researchers come to experience the benefits of PEA, we see an opportunity to bring PEA closer to the customer and establish our platform in new labs while expanding the Olink ecosystem. As we continue to grow, we plan to scale our kits business as we believe this offering will enable us to significantly broaden access to proteomic solutions. We will work to continue to expand our customer base, both within our current markets and in new use-cases, applications and fields, as well as in new geographic markets.

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Aggressively grow our library of validated, high quality and actionable protein biomarker targets and optimize our content. While our initial library has focused on what we believe to be the most clinically relevant and actionable proteins to maximize the impact we have on the field of proteomics and in 21st century healthcare, our goal is to develop a library of over 6,000 validated biomarker targets. We plan to continue developing the most relevant content based on biological interest and high-likelihood of clinical applicability in major disease areas, in conjunction with KOLs, and applying machine learning methods. We are leveraging our in-house antibody development and increasingly utilizing recombinant antibodies and expanding their use in protein biomarker discovery. We believe our recent acquisition of Agrisera AB will allow us to rapidly increase the number of protein targets in our library through our own antibody development capabilities.

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Firmly establish Olink as the proteomics standard by building on, expanding and accelerating our well-established KOL relationships. Our technology was borne out of work by leading scientists in protein research, and we strive to maintain that heritage as we innovate and bring new offerings to market. We plan to continue working with key thought leaders in proteomics to test new concepts, generate more proof points and bring about advancements. We see an opportunity in our KOL relationships to help define the future of proteomics and establish Olink as the proteomics standard.

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Expand and deepen the Olink eco-system by leveraging Olink Insight, our cloud platform, to develop a unique proteomics data source together with our research community. We are pushing transparency initiatives aimed at generating larger, open access datasets based on Olink data and are making these datasets, along with advanced analytical tools, available to the proteomics research community. Our goal is to accomplish this through our cloud platform, Olink Insight, creating the most accessible and comprehensive source of proteomics data and knowledge for the scientific community. We believe this initiative has the potential to solve many of the current challenges within proteomics, such as the complexity and amount of data generated, which we believe will enable the community to perform more efficient data analysis, generate results more quickly and reach actionable conclusions faster. We view our platform as a way to bring our customers, the broader scientific community and Olink closer together in an eco-system where we can accelerate proteomics together.
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Expand our product portfolio to make our offering the broadest and most accessible in proteomics, addressing unmet needs in the research community. We plan to invest heavily to maintain our edge as a technology leader in the proteomics field with an offering that can address our customers’ unmet needs. We are continuing to develop PEA to increase its applicability across platforms, configurations, and use-cases. We listen intently to feedback from our customers, and we aim to optimize workflows for a seamless customer experience.

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Capture the clinical opportunity by supporting our customers’ journeys from discovery to clinical decision making. Collectively, our Explore, Target and Focus offerings cover all stages of research. With our reputation for excellence in protein discovery research firmly established, we see significant opportunity to build our presence in clinical development and clinical decision making. The purpose of our Focus offering is to enable our customers to develop customized kits for protein signatures based on PEA and improve clinical decision making. Over time, we could directly participate in discovery and clinical decision making by collaborating in the clinical end-markets, and in some instances, by investing and developing our own products for proprietary clinical applications.

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Scale up the Olink organization for the future. We believe that our strong purpose-driven culture and talented team of professionals are key pillars to our success. We plan to invest in our capabilities beginning in 2021, including investing heavily in our infrastructure and aiming to grow employee headcount to over 500 by 2025, while maintaining industry-leading employee satisfaction. We plan to continue investing in the development of our employees and promoting our culture of customer service and support through innovation, quality, rigor and transparency, as well as fostering our shared vision to enable understanding of real-time human biology.

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Accelerate our reach and rate of adoption through new business models, partnerships and by deepening successful customer relationships. We regularly reevaluate Olink’s role in the proteomics value chain in order to apply the most appropriate business and commercial models to advance our market position. We believe we have the ability and expertise to enter into strategic partnerships and acquisitions across the proteomics value spectrum, and our product offering is easily adaptable to a variety of commercial models and scientific collaborations that allow us to scale our efforts and accelerate proteomics research. We regularly look for opportunities to engage in strategic partnerships with leading global companies to continue expanding Olink’s role in advancing proteomics.

Industry overview
In the wake of genomics, the study of proteins is now emerging as the new frontier for understanding real-time human biology. Proteomics is the large-scale study of proteins. Proteins are vital parts of living organisms representing essential biological functions driving health and disease. As a life science tools company, our platform is used by biopharmaceutical companies, clinical diagnostics laboratories, academic institutions, government and clinical research organizations (CROs) advancing personalized healthcare for the 21st century.
According to a Nature publication from 2015, only approximately 20% of patients respond well to the top 10 highest grossing prescription drugs, with as many as 80% of patients experiencing non-responsiveness to the drugs’ intended benefits. Further, only 13.8% of compounds used in clinical trials make it through the drug development process to market. Combining genomics and proteomics data to identify novel and causal drug targets can enable more successful and efficient drug development for the advancement of 21st century healthcare. 21st century healthcare also translates into the ability of clinicians to use deep molecular phenotyping to stratify disease conditions and enable more targeted treatments. These advances have the potential enable faster, more precise and improved outcomes for individual patients, as well as reduced costs and risks and shorter time to market for new drugs.
Over the past decade, the study of genomics (DNA) and transcriptomics (RNA) have been key strategies for advancing 21st century healthcare. Proteomics is the next step in the study of biological systems, and many believe it is the most important -omic for exposing disease-causing protein pathways, uncovering new drug targets, highlighting novel therapeutic indications and identifying clinically relevant biomarkers to stratify previously broad diagnoses into more targeted analyses. Not only does proteomics have the potential to unlock new insights on its own, but it has the potential to increase the value of the insights generated in genomics and transcriptomics research, hence representing a critical component of the future multi-omic molecular phenotyping.
Understanding an organism’s proteome, which is the entire set of proteins an organism has during a life cycle or just at a given moment in defined conditions, can provide deep and unique insights into its health other types of research, such as genomics, cannot provide. When analyzing the flow of genetic information within a biological system, as illustrated by the central dogma of biology in Exhibit 4 below, we find that proteomics is more complex than genomics and transcriptomics, and provides a different level of biological understanding compared to genomics and transcriptomics, for many reasons which include:
•
An organism’s genome (DNA) is more or less constant and is therefore a constrained differentiator between health and disease, typically applicable in only select therapeutic areas.

•
Genes may indicate the risk of developing a certain disease later in life, but unlike proteins, they are not able to account as completely for the impact of environmental factors and lifestyle.

•
The level of transcription (RNA) of a gene, and therefore transcriptomics, gives only a rough estimate of the gene’s level of translation into proteins. RNA produced in abundance may be degraded rapidly or translated inefficiently, resulting in a small amount of protein, and as a result may not be a robust indicator of protein concentrations.

•
Proteins drive all biological processes in the human body, differ from cell to cell, between health and disease, and over time, including dynamics impacted by lifestyle and environment.

Exhibit 4. The central dogma of biology: The past decade has seen significant investment in genomics (DNA) and transcriptomics (RNA) to advance and improve healthcare. Progress has been made but not at the scale anticipated. As the study of large-scale high-quality proteomics has become available, the possibility to finally add the missing link to complete the picture is here.
Proteins drive all biological processes in the human body and represent the target for most drugs. Many modern drugs are proteins themselves. Proteins are the target for the majority of molecules analyzed in today’s diagnostics, including CRP, HER-2, troponin, CA-125 and PSA. Despite the importance of proteins in disease pathogenesis, large scale studies of proteins have only recently become feasible. Previous technologies have been unable to survey the proteome, including the circulating plasma proteins of individuals, which is the most accessible and clinically actionable subset of the proteome, with high specificity, sensitivity and a high degree of multiplexing, massive sample throughput, reproducibly, and at a reasonable cost. The challenge lies in applying precise protein-detection methods that can quantify thousands of proteins across a wide and dynamic range in many thousands of samples, while minimizing the amount of sample required and the time needed for analysis. We believe that protein biomarker strategies will be key to understanding real-time human biology by providing clarity on biological pathways that drive disease, identifying novel and causal drug targets that will guide candidate drug development; revealing predictive biomarkers for drug response, disease risk and outcomes identifying which patients have the potential to benefit the most from new therapies and treatments, and detecting and characterizing disease and health indicators to enable physicians to more proactively manage patient wellness.
The National Institutes of Health has defined a biomarker as a characteristic that is objectively measured and evaluated as an indicator of normal biological processes, pathogenic processes, or pharmacologic responses to a therapeutic intervention. Proteins are widely used as biomarkers in clinical research, drug development and general healthcare. Protein biomarker discovery enables identification of signatures with pathophysiological importance, bridging the gap between genomes and phenotypes. We believe this type of data may have a profound impact on improving healthcare by enabling rapid, robust identification of protein signatures used for:
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Better understanding of biology. Protein biomarker research contributes to a better understanding of pathophysiology, and ultimately, to more effective and safer therapies for patients.

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Identification of novel drug targets. Combine genome-wide association studies with proteomics to increase the likelihood of identifying new drug targets, based on proteins with causal associations with disease biology.

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Patient stratification. Stratify patients into subpopulations expressing different disease endotypes, or discriminatory protein profiles that indicate likely responses to specific therapeutic interventions.

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Prediction of disease and treatment outcome. Find relevant biomarker signatures that can diagnose diseases, assess prognosis or monitor the efficacy and safety of ongoing treatment.

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Surrogate markers. Use surrogate markers for clinical endpoints for safer, more efficient clinical trials.

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Wellness: from health to disease. Biomarkers can monitor and guide individuals to tailor lifestyle choices to maximize health and avoid the onset of diseases before they develop.

Over time, we believe that seizing opportunities to interrogate the biology of proteins at significant scale with clinical quality will expand the proteomics market to grow larger than the genomics market.
Our Technology
We believe our proprietary and patented PEA technology has the characteristics necessary for broad application in proteomics at large scale in discovery and in more targeted ways in clinical trials and diagnostic applications. Compared to many other technologies, PEA can enable faster, better-informed decisions in research by enabling detection and quantification of protein biomarkers in high-multiplex with an assay performance that does not compromise on data quality.
How PEA works
In PEA, a matched pair of antibodies, each carrying a unique and complementary DNA tag, bind to the target protein in a sample. Upon binding, the DNA tags come in close proximity and hybridize, generating a double-stranded barcode used for digital identification, amplification and detection using qPCR or NGS depending on which Olink products are used. The three main steps, which are immunoreaction, extension and amplification/detection, as detailed in Exhibit 5 below comprise PEA’s built-in quality control system, which contains technical and sample controls to monitor performance of assays and individual samples. Data generation consists of three main steps: normalization to known standard, log2-transformation, and level adjustment using the plate control. The generated data is expressed through relative protein concentrations, which we call Normalized Protein eXpression (NPX), on a log2 scale where a larger number represents a higher protein level in the sample.
Exhibit 5. Three main steps in PEA technology: Immunoreaction, Extension and Amplification/Detection.
PEA characteristics and validation framework
We have developed our own comprehensive validation framework to achieve a consistently high assay performance that does not compromise on data quality for each biomarker target in our library.

We developed this framework to address our customers’ unmet needs, with regulatory processes in mind. The robust validation offers a potential future path in diagnostic settings. Our validation framework consists of the following criteria and critical performance characteristics:
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Specificity: Conventional multiplex immunoassays suffer from cross-reactivity between protein biomarker targets, giving rise to false signals and high background noise when increasing the level of multiplexing. PEA is designed to solve these challenges by requiring dual recognition of two antibodies together with hybridization of two complementary oligos to deliver an analytical signal. In the event of unspecific binding of antibodies, the DNA-tags will not hybridize and not be detected.

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Sensitivity: The ability to detect early signs of disease based on low levels of specific protein biomarkers requires high sensitivity and is critical for enabling early prevention efforts and stratifying patients with similar symptoms into different groups. We designed PEA to deliver high sensitivity by combining protein binding with DNA barcode detection, which relies on polymerase chain reaction (PCR) for amplification and qPCR or NGS and their inherently high detection sensitivity. For example, interferon gamma (IFNγ), a protein biomarker target that typically exists in very low concentrations, can be detected with PEA across concentrations ranging from 0.03 pg/mL to almost 4,000 pg/mL (illustrated in Exhibit 6 below) with calibrator curves for representative assay using a 4-parameter curve fitting model.

Exhibit 6. Standard curve for Olink’s IFNγ PEA assay.
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Dynamic range: The human proteome is complex and dynamic with a significant range of protein concentrations varying in some cases by significantly more than 1010 fold. In cells, approximately 2,300 proteins account for 75% of the overall protein mass indicating fairly even concentration levels. In comparison, in plasma only 20 proteins account for 90% of the overall protein mass. The ability to detect ultra-low abundant proteins in the presence of high-abundant proteins in the same complex mixture such as human plasma represents one of the critical technological challenges in proteomics. We designed PEA to enable detection of low-abundant proteins, (for example, fg/ml levels of interleukin 8) at the same time as a high-abundant protein (for example, apolipoproteins in microgram concentrations) in the same patient sample and experiment. Given the required specificity and sensitivity of each Olink PEA assay, we are able to cover a library that spans over 10 logs in the same experiment with consistently high performance. Exhibit 7 below illustrates the wide dynamic range covered in one representative Target product.

GT
ITGB1BP2
DECR1
LEP
ADM
AGRP
PD-L2
CTSL1
STK4
BNP
PIgR
MERTK
SLAMF7
ANG-1
CEACAM8
HAOX1
TNFRSF13B
ADAM-TS13
THBS2
SOD2
SORT1
FGF-21
FGF-23
XCL1
PARP-1
HSP 27
IL27-A
IL1RL2
DCN
PAR-1
THPO
PAPPA
CD84
SPON2
VEGF-D
Protein BOC
TGM2
PDGF subunit B
MARCO
VSIG2
GDF-2
IL16
IgG Fc receptor II-b
RAGE
MMP-12
CD4
Dkk-1
Gal-9
ACE2
PRELP
SRC
SERPINA12
CXCL1
TIE2
hOSCAR
TM
IL-4RA
HO-1
REN
MMP-7
PSGL-1
IL-1ra
CTRC
TNFRSF10A
IL-17D
BMP-6
FS
PRSS27
SCF
PTX3
KIM-1
GH
CCL17
IDUA
LPL
GLO1
LOX-1
TNFRSF11A
CD40-L
CA5A
IL-18
PIGF
GIF
HB-EGF
CCL3
TF
PRSS8
IL-6
TRAIL-R2
FABP2
0,1
1
10
100
1000
10000
100000
1000000
Protein Concentration pg/mL

Exhibit 7. Overview of the dynamic range covered in one representative Target product. The blue bars represent the distribution of the analytical measuring range, defined by the lower and upper limits of quantification (LLOQ-ULOQ), and the red bars normal plasma levels where data is available.
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Scalability: Researchers strive to use the same technology across all stages of drug development to save time and money and increase their probability of success through consistency. We define a scalable assay as one that can be applied to broadly screen hundreds to thousands of protein biomarker targets and identify key proteins of interest, and that can subsequently scale down for more targeted research where only five to 10 protein biomarker targets of interest are interrogated. Historically, available proteomics platforms have not been able to scale efficiently and therefore researchers have been required to work across multiple platforms. This approach presents challenges because the underlying methodologies are significantly different such that the resulting datasets in many cases are not comparable. We designed PEA to overcome these challenges with its sensitivity, specificity and dynamic range across a broad spectrum of multiplexing.

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Precision: To ensure high data quality, a platform needs to have high precision (for example, reproducibility and repeatability). Precision is particularly important in large-scale studies, biobank initiatives and longitudinal testing where multiple samples are interrogated over time, which require comparison and bridging different datasets without re-running samples. High precision also minimizes the number of replicates clinicians need to run in an experiment. A technology that requires duplicates or triplicates of samples to ensure precision will accrue unnecessary costs and waste large sample volumes. We designed PEA to solve for these precision issues by ensuring that each protein biomarker target has to fall within an accepted range of variations of wells within a plate as well as plate to plate. Using PEA, single replicates are sufficient to achieve required precision, assay performance and data quality, and as a result we save our customers time, money and precious sample.

Multiplex, sample consumption, sample types and throughput
Well-powered studies require a meaningful number of samples, which increases with the level of plex, to account for the variance within a population. In addition, well designed studies account for effect size and composition of the sample set. For example, a case and control study with completely healthy patients and patients with early signs of disease requires a higher statistical power than a study with completely healthy patients and patients in a late-stage disease state. In complex high-multiplex experiments, the required number of samples can quickly grow to thousands. High-plex proteomics has historically been challenging as throughput and sample consumption become limiting factors.
We have designed each Olink PEA assay to have high specificity and sensitivity. This enables the detection of protein biomarker targets in low concentrations and with a small amount of sample. In most clinical experiments, blood (plasma and serum) is the preferred sample type. It is most commonly collected in biobanks and clinical studies. When stored correctly, the samples maintain stability for decades and sampling is relatively non-invasive for patients. Importantly, blood is preferred as circulating proteins systematically mirror most biological processes or malignancies present in the human body at a given point in time. Every single sample collected from a patient is precious and should not be wasted. Unfortunately, many technologies require large sample volumes, resulting in significant decrease of samples available in important biobanks. The scientific community prefers platforms that use small amounts of samples because that enables long-time use of patient samples for multiple analyses over a longer time period.
Our platform uses only 1 µL or less of sample and we have optimized and validated all protein assays for high quality assay performance in plasma (ethylenediaminetetraacetic acid, heparin and citrate) and serum samples, which is significantly lower than the approximately 20 to 1,000 times more sample required by certain other proteomics technologies. Our small sample requirement opens up multiple applications with extremely limited starting sample size, including studies involving preterm babies, fine-needle biopsies for cancer patients and home-sampling testing with dried blood spots for home-sampling testing. Clinicians have successfully completed extensive work with all these sample types using PEA, which has generated a significant number of peer-reviewed publications and provided important insights into biology and pathophysiology behind health and disease. While our initial efforts have focused on blood, many additional sample types are compatible with PEA, such as cerebrospinal fluid, tissue and cell lysates, micro-dialysis fluid, cell culture media, synovial fluid, urine and saliva.
The ability to multiplex in the same sample and detect and amplify low signals through PCR allow us to minimize sample consumption. In addition, the creation of DNA barcodes allows us to capitalize on the technological leaps in genomics, most recently NGS, to access high-capacity and high-throughput nucleic acid analysis platforms. Our assay performance also suggests there are no theoretical limitations to the multiplexing we can achieve. The readout platforms and formats used for those platforms will define the applicable level of plex (for example, for the qPCR readout the conventional format is 96:96 and therefore the applicable multiplexing is 96-plex). The historical evolution of PEA multiplexing capabilities is evidenced by doubling every other year and we hope to continue beyond our current 384-plex.

Comparison to standard protein detection technologies
Historically, the standard immunoassay for specific protein detection has been enzyme linked immunosorbent assay (ELISA). To demonstrate the technical performance of PEA, Exhibit 8 below shows a comparison for the important inflammation marker IL-16 between a standard ELISA assay run in single-plex and an Olink assay run in multiplex using the same antibodies. The y-axis shows the NPX values for the assay and x-axis shows the absolute concentration levels measured with ELISA. The high correlation achieved (R2 = 0.90) was accomplished with only one µL of sample in high-multiplex using PEA while 35 µL was required for the single-plex ELISA.
Exhibit 8. Standard ELISA compared to PEA. The y-axis shows the NPX values for the assay and x-axis shows the absolute concentration levels measured with ELISA.
Another relevant comparison is to contrast PEA’s sensitivity to mass spectrometry, the most commonly adopted high-plex proteomics platform. Exhibit 9 below shows protein concentration ranging from higher concentrations to lower concentrations, with proteins detected by PEA marked in gray and proteins detected by both PEA and mass spectrometry marked in red. In 173 unique samples, PEA detected 728 different proteins across the cohort using eight of our Target products while mass spectrometry detected 35 of those same proteins. If the experiment was replicated, we would expect equivalent and consistent performance from PEA while there is a significant risk that mass spectrometry would not detect the same low-abundant proteins from the first experiment. This demonstrates PEA’s high sensitivity across the dynamic range while mass spectrometry presents challenges with detectability, particularly in low-abundant proteins. Further, PEA’s sensitivity enables measurement of concentrations significantly below pg/ml in fg/ml, with consistently high performance. This is more than 10 million times lower concentrations than µg/ml applied today by sophisticated mass spectrometry, and approximately 100,000 times lower concentrations than ng/ml that most novel mass spectrometry solutions can potentially address. We believe this ability to cover the wide dynamic range with the required and consistent performance is what uniquely differentiates PEA from mass spectrometry. In addition, the challenge for mass spectrometry is not only sensitivity, but also reproducibility where the technical variation is sometimes higher than the biological variation. A good example is one study of ovarian cancer where mass spectrometry had a variation of over 20% but the biological variance of the important CA-125 protein is less than 15%. This is why actionable platforms need to be both sensitive and precise.

Protein Concentration (pg/ml to mg/ml)
mg/ml
µg/ml
ng/ml
pg/ml
C2
0.73 mg/ml
MASP1
3.2 ng/ml
PRDX1
107 pg/ml
Proteins (1 through 736)

Exhibit 9. Mass spectrometry compared to PEA. Proteins detected by PEA marked in gray; proteins detected by both PEA and mass spectrometry marked in red. C2, MASP1 and PRDX1 are examples of proteins in the experiment with significantly different concentration levels.
Quality Control (QC) and NPX
PEA incorporates three types of internal technical controls that are spiked into the reaction in each sample of every Olink plate to provide quality monitoring. These controls, immuno control, extension control, and detection control, are used for quality control of PEA and for data normalization. As these controls monitor performance of all main steps of the protocol, from immunoreaction to detection, Olink’s system enables full control of data for high quality and reproducible results.
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Immuno control: Consists of a PEA probe that measures a non-human antigen (green fluorescent protein and phycoerythrin, which is only for Olink’s qPCR products) spiked into the reaction. Because non-human proteins are not detectable in human samples, the immuno control will have a fixed concentration of non-human proteins that we add, which we use to control data quality and to monitor all steps of the PEA.

•
Extension control: Consists of two paired DNA tags coupled with the same antibody (IgG), allowing constant proximity, and giving rise to a signal. We use the extension control to monitor the extension reaction, for the amplification and detection steps and for data normalization.

•
Detection control: Consists of a piece of synthetic double-stranded DNA (amplicon) that does not require any antibody binding or proximity extension to generate a signal and is used to monitor the amplification and detection.

In addition to internal controls, each Olink plate includes external controls. We add negative control, plate control and sample control to each plate we run.
•
Negative control: We run the negative control (buffer) in triplicate to monitor the background and calculate the limit of detection of proteins.

•
Plate control: We run plate control in triplicate to adjust levels between plates. For Olink’s Explore products, the plate control is composed of a pool of plasma samples whereas for the

Target 96 panels the plate control is a synthetic sample based on a pool of 92 PEA probes expected to give signal for all assays.
•
Sample control: To assess potential variation and assure high precision, between experiments and plates, we run a sample control (human plasma) in duplicate in each Olink plate.

We use a proprietary unit called NPX that provides relative protein quantification data on a log2 scale and values are calculated from the number of matched counts on the NGS run (Explore products) or from raw cycle threshold (Ct) values from qPCR (Target and Focus products). When using NGS as readout, data generation of NPX consists of three main steps: normalization to the extension control (known standard), log2-transformation, and level adjustment using the plate control (plasma sample). For the qPCR products, NPX is derived from Ct values through normalization using the extension control, plate control, and a final adjustment by us to an established correction factor.
Olink NPX Manager is software developed by us for data QC and normalization. This tool enables users to import their Olink data, quality control their results and normalize their data for subsequent statistical analysis. The software is user friendly and includes a range of data visualization functionalities providing the users with a clear overview of complex data, which enables efficient assessment of data quality.
qPCR and NGS workflows
In June 2020, we introduced our Explore product line to the market, which is PEA utilizing NGS as the underlying readout platform, as a service through our Analysis Service labs. We now have two highly complementary PEA workflows, a qPCR workflow and an NGS workflow. When designing these workflows, we considered two hallmarks of Olink’s science: high performance and minimal sample consumption. Exhibit 10 below outlines the similarities and differences of the two workflows. Exhibit 11 below demonstrates our consistent assay performance for qPCR and NGS with an almost perfect correlation across a representative set of protein biomarker targets.
Exhibit 10. qPCR and NGS workflows overview.

Protein profile: Healthy volunteer
Biomark - healthy
NGS - healthy
10
8
6
4
2
0
-2
-4
-6
-8
-10
SORT1
IL16
GLO1
CD207
TWEAK
CLEC4A
SIT1
IL8
IFN-gamma
VEGFR-3
GZMH
MASP1
PVRL4
AGRP
EIF5A
ITM2A
CXCL17
PPY
LYN
HSP 27
THPO
GDNF
hK8
uPA
CXCL9
REN
MERTK
ERBB2
WFDC2
DCBLD2
CD84
PLXNA4
VEGFR-2
CLEC4D
PGF
TREM1
MMP7
ITGB6
IL-17D
TANK
CEACAM8
IRAK1
IgG Fc receptor II-b
CD40

Protein profile: IBD Patient
Biomark - IBD
NGS - IBD
10
8
6
4
2
0
-2
-4
-6
-8
-10
SORT1
IL16
GLO1
CD207
TWEAK
CLEC4A
SIT1
IL8
IFN-gamma
VEGFR-3
GZMH
MASP1
PVRL4
AGRP
EIF5A
ITM2A
CXCL17
PPY
LYN
HSP 27
THPO
GDNF
hK8
uPA
CXCL9
REN
MERTK
ERBB2
WFDC2
DCBLD2
CD84
PLXNA4
VEGFR-2
CLEC4D
PGF
TREM1
MMP7
ITGB6
IL-17D
TANK
CEACAM8
IRAK1
IgG Fc receptor II-b
CD40

Exhibit 11. Comparison between qPCR and NGS readout for a representative set of protein biomarker targets in 384-plex for a healthy volunteer and IBD patient. The blue lines represent the qPCR readout and the red lines NGS readout. The red lines are almost fully overlapping the blue lines which means that the correlation is almost perfect.
PEA was originally developed for qPCR as it provided us with a well-established and optimized readout technology with strong performance properties. Most notably, given the sensitivity we require to manage the protein dynamic range, the amplification we achieve with PCR makes it a highly cost-efficient readout platform at a level of plex of approximately 100 and below. This provides the basis for a fast, manual workflow optimized for smaller scale proteomics in low and mid-plex applications. We initially chose to develop our qPCR workflow based on Fluidigm’s robust Biomark HD platform. In the second half of 2021, we plan to launch Olink Signature Q100, a purpose built qPCR based detection system for PEA.
As PEA’s market adoption has increased, we have observed a trend towards larger studies and higher levels of plex. To address this need, we enabled PEA to work with an NGS platform readout where we leverage the sequencer for DNA barcode detection and counting. The ability to capitalize on the tremendous technological advancements in massively parallel sequencing over the past decade enabled us to introduce a PEA workflow suitable for high-throughput and large-scale proteomics. With these applications in mind, we initially chose to develop the workflow for Illumina’s NovaSeq 6,000, which provides us with the capacity to meet demands on throughput and consistent high performance on sensitivity. The result is equivalent performance with a 4-fold increase in multiplexing (from 96-plex to 384-plex), 16-fold increase in the number of assays per run (from 92 to 1,472) and a 10-fold increase in throughput. Given the unique barcode readout, we intend to make PEA available on more NGS high-capacity systems in the future.

The Olink Library of protein biomarker targets
Our technology today incorporates a library of approximately 1,500 protein biomarker targets. We plan to increase our library to approximately 3,000 protein biomarker targets in 2021, and to over 6,000 over time. Each of the protein biomarker targets has successfully gone through our validation framework to qualify for use in any of our commercial products.
The research community desires to generate actionable and impactful results and this is best achieved by interrogating as much of the proteome as possible. However, research suggests that circulating proteins have demonstrated the most clinical utility and actionability, as evidenced by the protein biomarker targets used in diagnostics applications today. We have therefore focused on building our library around circulating protein biomarker targets. While recognizing the importance of offering the largest possible library, we apply two additional filters to the protein biomarker targets we choose to include. The first is the validation criteria and the second is the relevance of the protein biomarker target. We apply a well-defined and informed selection process including machine learning concepts to prioritize which protein biomarker targets to pursue based on level of biological interest and assumed high likelihood of clinical relevance. We believe that this increases the value and actionability of the research our customers pursue with our platform. For that reason, we initially focused on proteins detectable in the blood for our library.
We have developed our library around major disease areas, most notably immunology, oncology, neurology, cardiovascular and metabolic diseases. We designed our library in close collaboration with our customers and leading KOLs within each disease area. Examples of areas for collaborations include tissue specific protein biomarker targets, secretome, and blood secretome. We have also learned from other technologies such as mass spectrometry, the most established proteomics discovery platform, and from clinical trials, to include only protein biomarker targets with proven high value. The result is a library of high relevance, which includes low-abundant inflammation proteins, actively secreted proteins, organ-specific proteins leaked into circulation, drug targets as well as proteins detected in blood by mass spectrometry.
Exhibit 12 below illustrates how we have designed our library across the broad concentration range of plasma proteins grouped into three main categories: high abundant classical plasma proteins, tissue leakage proteins and low-abundant signaling proteins (for example, interleukins and cytokines). The vertical axes show dynamic concentration ranges on a logarithmic scale and in absolute concentrations. Olink covers a wide dynamic range, but we believe we are truly differentiated in the low-abundant protein class where we can accurately identify these proteins in high-multiplex, in combination with the more high-abundant proteins.

Albumin
Olink's scope
CRP
Classical plasma proteins
CD46
D-Dimer
SAA4
Tissue leakage proteins
SPINK1
Complement C2
MPO
Low-abundant proteins
CA125
SPON1
Ovarian cancer: Early cancer detection
NT-proBNP
MIA
LAG3
LIF
Melanoma: Potential new immunotherapy targets
FGF21
PAPPA
AREG
Covid-19: Predicting severity of disease
GDF15
MMP12
IL6, IL8, IL1RL1, IL17A, TNFα, IFNγ,
CCL2, CCL7, CCL8, CXCL9, CXCL10, CXCL11
Dynamic concentration range
10¹⁰
10⁹
10⁸
10⁷
10⁶
10⁵
10⁴
10³
10²
10¹
10
10⁻¹
10⁻²
mg/ml
μg/ml
ng/ml
pg/ml
Circulating plasma proteins

Exhibit 12. Representation of the Olink library with different protein biomarker targets (x-axis) and the dynamic concentration range where they typically occur (y-axis) (not exhaustive).
Good examples of actionable low-abundant circulation proteins that we cover in our library include:
•
CA-125: Technologies with high sensitivity and precision are required to detect early signs of ovarian cancer based on subtle changes in CA-125 concentrations when transitioning from health to disease. The biological variation is expected to be <15%, which makes the mass spectrometry alternative limited as CV values are reported to be as high as >20%. Using PEA, multiple ovarian cancer studies have detected CA-125 with statistical significance for both prediction of early disease and stratification of patients with different stages of ovarian cancer.

•
IL8: PEA detected protein with differential expression between anti-PD-1 responders and non-responders at baseline (before therapy initiation) in melanoma patients undergoing checkpoint inhibitor treatment. In combination with 26 other proteins (primarily tissue leakage and low-abundant signaling proteins), the signature can be used for stratifying patients and guiding therapy selection.

•
IFNα: Using PEA, scientists recently identified that interferon alpha plays an important role in predicting severity of symptoms in COVID-19 infected patients. By using IFNα in combination with 14 other proteins, which are almost exclusively low-abundant proteins in the pg/ml concentration range, scientists were able to predict, at the time of entering the emergency room, which patients were likely to have mild or severe COVID-19, and whether those with severe COVID-19 were likely to die or require intubation during hospitalization.

Publications
To date, data generated by our products have been utilized in more studies and published in more than 470 peer-reviewed articles. These articles have had tremendous reach, and some have been published in key journals including: Cell, The Lancet, Nature, and Science. Demonstrating the wide applicability PEA offers researchers, these studies have covered a diverse array of fields. Table 1 below shows the ten most common subjects of focus in the studies where PEA has been utilized.

Research area	Number of articles	Percentage of total
Cardiovascular disease	158	33.4%
Oncology	71	15.0%
Neurology	42	8.9%
Metabolic diseases	36	7.6%
Infectious diseases	28	5.9%
Inflammatory diseases	26	5.5%
Wider proteomics studies	24	5.1%
Immunology	23	4.9%
Dermatological diseases	17	3.6%
Technical studies	11	2.3%
Table 1: Top-10 most common subjects of focus in studies where PEA has been utilized
We have seen tremendous yearly growth both in the number of studies that utilize PEA and in the quality of journals publishing these studies. Exhibit 13 below shows the growth over time, highlighting the cumulative number of articles each year and plots the growth in average impact factor of all publications in each year.

600
500
400
300
200
100
0
Number (n)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Journal Impact Factor (average)
52
121
221
347
473
2016
2017
2018
2019
2020 YTD

Exhibit 13. Evolution of publications based on PEA. Cumulative Number of Journals and Average Journal Impact Factor, 2016 to Present.
These peer-reviewed articles have covered a wide array of research in important areas, including (Journal Impact Factor in parenthesis):
•
The Lancet (60,4); Plasma ACE2 and risk of death or cardiometabolic diseases: a case-cohort analysis (Hamilton Health Sciences and McMaster University);

•
Science (41,8); Systems biological assessment of immunity to mild versus severe COVID-19 infection in humans (Stanford University);

•
Science (34,7); Single-cell RNA-seq reveals new types of human blood dendritic cells, monocytes, and progenitors (The Broad Institute);

•
Nature (40,0); Genomic atlas of the human plasma proteome (Cambridge University);

•
Cell (38,6); The Immunology of Multisystem Inflammatory Syndrome in Children with COVID-19 (Mount Sinai);

•
Cell (30,4); Stereotypic immune system development in newborn children (Karolinska Institute);

•
Nature Medicine (32,6); A Signature of Circulating Inflammatory Proteins Enriched for TNF Receptor Superfamily and High Risk of ESRD in Diabetes (Joslin Diabetes Center); and

•
Circulation (23); Emerging Affinity Reagents for High Throughput Proteomics (Harvard, UCSF).

Our Market Opportunity
We estimate that our addressable market is $35 billion, and this market can be broadly classified into research and clinical categories based on the applications of our products and the types of customers we serve. We estimate the research opportunity, our core market today, is $19 billion and define this opportunity as the addressable protein biomarker discovery research spend by biopharmaceutical companies and academia, consisting of a high-plex segment and low and mid-plex segment. We estimate the clinical opportunity is $16 billion, consisting of selected, relevant diagnostic applications for IVD and LDT.
Currently, the main driver of demand for our products and services is the research community’s unmet need for methods to better facilitate prediction of drug response and disease risk and outcomes. To address these needs, there will be a need to move beyond just genomics by adding proteins to develop multi-omics signatures. Our ultimate goal is to enable our customers to take protein signatures from discovery to clinical decision making in the current decade. We anticipate that the significant and growing investment required for this will come from both academia and biopharmaceutical companies, each currently representing 50% of research spend. In the future, to realize the potential for 21st century healthcare, we expect biopharmaceutical companies to direct a larger share of its research budgets towards proteomics and multi-omics applications. Accordingly, we expect biopharmaceutical companies to make up a larger market share in the future and drive a higher share of the market growth as it searches for clinical multi-omics applications to enable the ability to predict drug responders and disease outcomes. With our ability to support customers throughout this entire journey on one technology platform, we believe we are in the best position to become the protein enabler of multi-omics in this market.
The Research Opportunity
We estimate the research opportunity is $19 billion, representing a significant growth opportunity for us as we believe we have just begun scratching the surface of our full potential. PEA is a relatively young technology that we believe we can grow by converting users of other proteomics technologies to PEA and increasingly participating in the genomics markets where proteomics can add additional insights and potentially provide a better scientific answer.
We expect the high-plex segment to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on genomics research from the past decade by adding proteins. Technological innovation has considerably reduced the cost of gene sequencing, accelerating its use and driving an increase in the identification of possible genetic targets and biomarkers for disease diagnosis and treatment. Since our inception, we have observed a consistent trend towards higher plex. As we deliver higher plex at a lower cost per data point and with “clinical” quality, we have expanded our market by adding more content to our offering. We expect to continue building on this trend; and starting in early 2021, we expect to service this segment with our Explore NGS-based kit products utilizing the installed base of an estimated 5,000 addressable Illumina systems. We believe our ability to access this existing infrastructure and participate in the rapidly growing NGS landscape will contribute to the accelerated adoption of our products.

The low- and mid-plex segment consists of more targeted protein biomarker discovery research, extending through all phases of clinical studies. This is where we have built our business, and starting in the second half of 2021, we plan to launch our own qPCR readout platform, Olink Signature, making our Target and Focus products more accessible to approximately 4,000 addressable proteomics labs. Even in the low and mid-plex segment, we expect the trend towards higher plex to continue in this market segment, driving an increase in focused research that will, on average, result in a higher number of protein biomarker targets being studied, which we believe plays into the benefits of PEA. The unmet needs of this market center on improving specificity and increasing sensitivity with lower sample consumption in higher plex. We believe that our new qPCR system will allow us to effectively target existing proteomics labs.
The Clinical Opportunity
We estimate the clinical opportunity at $16 billion, consisting of selected, relevant diagnostic applications for IVD and LDT. We anticipate our first diagnostic protein signature based on PEA will be commercialized by one of our customers in the diagnostics market in 2021. We believe that PEA can play a meaningful role in clinical decision making in five major disease areas: immunology, oncology, neurology, cardiovascular and metabolic diseases. We also believe PEA can be valuable in markets where proteins already play a role in the product offering, and can also be highly relevant to current solutions for genetic testing and other application areas. We anticipate that we will increasingly participate in this market by enabling our customers to transition to clinical decision making with PEA and by collaborating with customers to develop and commercialize proprietary clinical applications.

Our Products and Services
Our PEA technology is available to our customers in three product lines: Explore, Target and Focus, enabling the detection and quantification of thousands of protein biomarker targets in different configurations, with different workflows depending on the type of research conducted. Exhibit 14 below is an overview of the current product portfolio and comparison of key differences. The products are available as kit products or as a service through our Analysis Service labs.
Exhibit 14. Olink portfolio of products at a glance with relevant specifications.
Exhibit 15 below shows an example of an Explore kit as delivered to the customer. While we plan a full commercial launch of our kit products in 2021, we are currently delivering Explore kits to early access customers. A full Explore kit includes 1,472 biomarker targets divided across the four Explore 384 products, each one available for purchase independently. Each kit product also includes the three controls (the immuno control, the extension control and detection control), the required sample prep reagents, the primer plate used for the PCR amplification and the external controls (the negative control, the plate control and the sample control). One kit can be used to study up to 90 samples in a standard 96 well plate-format. Depending on the size of the study the customer may add two plate controls to monitor the precision across multiple plates and hundreds to thousands of samples. The Target 96 and Target 48 kit products have a similar composition but slightly different as they are smaller kits and for the qPCR workflow.

This product is covered by several international patents.
For Research Use Only. Not for Use in Diagnostic Procedures
Olink® 1500 Index Plate
1
2
3
4
5
Olink™

Exhibit 15. Explore kit. The kit consists of the four Explore 384 products; Cardiometabolic, Oncology, Neurology and Inflammation.
We develop a Validation Data Package for each Olink product that we make available to both customers and general visitors to our website. The reports contain a detailed dataset showing the performance for each protein biomarker target in the product across each performance criteria in the validation framework. These reports provide transparency to customers, which we think is an important part of our value proposition, and further reinforce the trust we have developed. For the Target products the reports can be downloaded, while for the Explore products the reports, given their size and complexity, will be available only online when we start selling Explore as distributed kit products. Exhibit 16 below illustrates the contents of a typical Validation Data Package.

olink
INFLAMMATION
VALIDATION DATA
ARTICLE NUMBER: 95302
1. Introduction
2. Performance characteristics
3. References

Exhibit 16. Overview of the Validation Data Packages developed for each Olink product.
Olink Explore
In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. We plan to make Explore widely available in early 2021 as distributed kit products. The product line was developed for the high-plex market segment to meet our customers’ need for large scale proteomics with high throughput and high-multiplex. Explore has received a strong reception since its launch. For example, Olink, Massachusetts General Hospital (MGH) and the Broad Institute in Boston used PEA in one of the largest longitudinal COVID-19 studies, where they analyzed 1,472 protein biomarker targets in approximately 400 patients.
The current offering consists of four Explore 384 products each designed to be particularly relevant for cardiovascular and metabolic diseases, oncology, neurology or inflammation, and which can be run in any configuration of four on Illumina’s NovaSeq system. This allows the customer to detect and quantify up to 1,472 protein biomarker targets in one run. We plan to launch four new Explore products in 2021 and to continue releasing new Explore products over time as our library continues to grow.
With Explore, we have enabled a 4-fold increase in multiplexing (from 96-plex to 384-plex), 16-fold increase in the number of assays per run (from 92 to 1,472) and a 10-fold increase in throughput, all while only using 3 µL of serum and plasma per sample to cover the full library.
To illustrate the throughput capacity of Explore, we can imagine a population proteomics study of 500,000 unique samples in 384-plex using the Explore 384 Inflammation. We estimate that we would be able to process such a project in approximately two months in our newly established high-throughput Analysis Service lab in Uppsala, Sweden.
Olink Target
We launched our Olink Target product line at our inception in 2016, and it has been the pillar of our business to date. It utilizes qPCR readout on Fluidigm’s Biomark HD system and, starting in the second half of 2021, we expect Olink’s own Signature Q100 system. With Target we service the low- and mid-plex segment and address its need for more targeted discovery research at various levels of plex, often targeting certain specific disease areas. We have, therefore, designed each of our 15 Target 96 products to be particularly relevant to specific disease areas. Historically, a customer would run anywhere from one to 13 products in parallel to cover up to 1,161 protein biomarker targets per sample in one experiment. We have one additional product specifically developed for mouse applications and the purpose built immuno-oncology product with overlapping protein biomarker targets.
In October 2020, we launched our first Target 48 Cytokine product with absolute quantification in 48-plex. Target 48 was specifically developed for downstream applications in clinical trials, where the understanding of protein concentrations at the individual level is more important than understanding the differences in protein concentrations for larger groups. The Target 48 Cytokine was the first product of its kind and we plan to launch several more Target 48 products in 2021, and over the next few years.
Olink Focus
Our Olink Focus product line consists of custom developed solutions for customers that have identified a small number of proteins of interest, or a protein signature, to focus on. The customer can choose up to 21 protein biomarker targets from our full library and apply relative or absolute quantification, and we will then develop and validate the product for them. Focus is typically used for very targeted research, often late stage clinical trials, and when the customer sees a path towards clinical applications.
We developed our first Focus product in 2017 with a protein signature used for patient stratification of women with different stages of ovarian cancer. The customer worked with Olink from early discovery through verification and validation of replication cohorts.
Olink Signature
In the second half of 2021, we plan to launch Olink Signature Q100, our own qPCR readout platform. The system is purpose built for PEA and we believe will make our kit products more widely accessible in the market. As qPCR has proven to be a highly suitable platform for PEA, we believe we have incorporated the best of the technology. The Olink Signature Q100 is expected to be a cost efficient, ultra-light and nimble benchtop system with a modern design and equivalent or better performance properties than the Fluidigm’s Biomark HD system. When launched, Olink Signature Q100 will be the readout platform used for our Target and Focus product lines, both for external installations and in our Analysis Service labs.
Olink Analysis Service
We operate service labs out of Uppsala, Sweden, and Watertown, Massachusetts, and offer our services through a third-party service provider in China. We have highly skilled Analysis Service staff and data scientists who will support the customers in the entire process. Our typical turnaround time, from sample in to data out, is four to six weeks. The Analysis Service offering includes:
•
Study design and consultation;

•
Sample preparation and assay execution; and

•
Data processing and QC.

As a complement to our standard Analysis Service offering, we offer more advanced bioinformatics services. Depending on customer needs, our data science team can support customers with customized statistical analysis. Our bioinformatics offering includes:
•
Access to a data science team specialized in working with NPX data;

•
Customizable solutions to support customer needs; and

•
Fast analysis of data.

Software and Data Analysis: NPX Manager and Olink Insight
Olink NPX Manager is purpose-built software designed for customers who run Olink panels in their own facilities, and is required to generate data in Olink’s proprietary NPX format. This tool enables users to import data, validate data quality and normalize for subsequent statistical analysis. The workflow, from import of .csv files from the Fluidigm Biomark Data Collection software, to export of normalized and quality controlled NPX data, is outlined in Exhibit 17 below.
Exhibit 17. Overview of NPX Manager workflow and functionality.
The software includes a range of data visualization options that provide an overview of complex data sets, enabling the efficient assessment of data quality and rapid identification of potential issues. See Exhibit 18 below for a sample heat map, one of the visualizations available in the software. The software can also be used to export a certificate of analysis for each study providing an overview over the performance of the assay, based on Olink’s built-in controls, as well the samples run.
Olink has extensive coverage of the plasma proteome and can deliver high quality data for approximately 1,500 unique protein biomarker targets. Hence, when performing data analysis, the amount of data can be overwhelming. To support our customers in the process, we have developed a cloud platform, Olink Insight, developed for data visualization and statistical analysis of NPX data. The application, based on our data visualization tool, Shiny, and Olink’s R package, is openly accessible to our customers to make data analysis more efficient, reach results quicker and come to actionable conclusions faster. By uploading the NPX data generated from the PEA analysis to Olink Insight, the customer can quickly get a first overview of the results and identify protein patterns and signatures in the data that can easily be exported to reports and imported into publications. Olink Insight includes analyses such as heat maps, cluster analysis, basic statistical analysis (e.g. t-test or Anova) and group comparisons to make interpretation of complex data sets more easy and comprehensive. These are some of the initial features currently available, going forward we plan to invest significantly in the development of this platform.

Olink
About
NPX and sample info
Custom assay list
Sample distributions
PCA
Heatmap
t-test
Heatmap of 156 samples (rows) and 92 assays (columns) from the Olink INFLAMMATION panel. Click and drag to zoom in. Double-click to zoom out.
Panel:
Olink INFLAMMATION
Color:
Treatment
Treatment
Untreated
Treated

Olink
About
NPX and sample info
Custom assay list
Sample distributions
PCA
Heatmap
t-test
Volcano plot comparing Untreated to Treated. There are 15 out of 460 proteins that have statistically significant difference in means between the two groups. All 460 assays used.
Volcano plot
Assay boxplot
Download full t-test results
Search:
Assay OlinkID UniProt Panel Difference Treated Untreated p.value Adjusted_pval
1 MMP-10 OID00527 P09238 Olink INFLAMMATION -2.89 8.60 11.49 0.0000 0.0062
2 CLEC6A OID01017 Q6EIG7 Olink IMMUNE RESPONSE -1.75 3.46 5.21 0.0000 0.0074
3 ICOSLG OID00731 O75144 Olink ONCOLOGY II -2.16 3.19 5.36 0.0002 0.0232
4 OPG OID00571 O00300 Olink CARDIOVASCULAR III 2.32 11.09 8.78 0.0003 0.0232
Showing 1 to 460 of 460 entries

Exhibit 18. Examples of Olink Insight functionality to date: Heat map showing samples (rows) and Olink protein assays (columns) for identification of patterns in patient samples (upper chart) and Volcano plot comparing two patient groups (e.g. untreated vs. treated) showing proteins significantly different between the tested groups (lower chart).
One part of our plan and vision for Olink Insight is to make proteomics big data easy, accessible and actionable, which requires open access, transparent, high-quality protein biomarker data. We are therefore initiating efforts using Olink Insight as the platform when working together with KOLs and customers to drive important industry initiatives such as:
•
Database for normal range of proteins. Despite a long history of proteomics research, there is still the need for a reference database for concentration of circulating proteins in “healthy control groups,” i.e., what is the “normal” concentration of protein x, y or z across gender, age group, and ethnicity, among others. Under this initiative, Olink, together with our collaborators and customers, will develop and publish NPX values for all proteins in our library.

•
A Proteome Disease Atlas. Application of all of the Olink library across the 100 most common diseases, with results sub-sequentially developed and published on our website. By having open access to this data, researchers will be able to identify differences in protein expression between various diseases, i.e., which biological processes and protein pathways are activated, among others.

Grounded on Olink’s underlying philosophy of collaborative work, Olink Insight serves as a forum for our users and the scientific community to discuss, share information, download data and results as well as to find collaborators and enable our customers to perform data analysis more efficiently, reaching results quicker, and coming to actionable conclusions faster.
To further accelerate the proteomics research, we plan to continue to expand Olink Insight with more tools and functionalities to drive the adoption of validated proteomics and establish NPX as the proteomics standard.
Key Agreements
Bio-Techne Supply Agreement
In August 2016, we entered into an OEM Supply and License Agreement (Bio-Techne Supply Agreement) with Bio-Techne Corp. (Bio-Techne), pursuant to which Bio-Techne will manufacture and we will exclusively purchase certain antibodies and proteins from Bio-Techne. If Bio-Techne has delayed shipment for more than thirty days after a particular requested delivery date and if such delay is not caused by us or otherwise excused, we are permitted to cancel any such order and obtain the quantity of antibodies and proteins covered by the cancelled order from a third party.
We pay pre-defined prices for each product under the Bio-Techne Supply Agreement, which are subject to a yearly adjustment by Bio-Techne. In addition, in consideration for using Bio-Techne’s intellectual property, we pay: (i) a royalty rate in the single digits on the net sales of our products that incorporate the antibodies and proteins covered by the Bio-Techne Supply Agreement and (ii) a royalty rate in the single digits on the net sales of any services that utilize the antibodies and proteins covered by the Bio-Techne Supply Agreement. We are also required to pay a mid-five digit (in USD) non-refundable minimum annual royalty per year.
The Bio-Techne Supply Agreement is in effect until December 2026, unless otherwise terminated, and will be automatically renewed for successive five year terms unless either we or Bio-Techne provide notice of non-renewal one year prior to expiration of such applicable term. Either party may terminate the Bio-Techne Supply Agreement if the other party materially breaches any representation, warranty or covenant which is not cured within a certain period of time, or if the other party becomes insolvent. Additionally, Bio-Techne may terminate if we fail to pay any amount due, and we may terminate in the event a force-majeure event affects Bio-Techne’s performance.
Fluidigm OEM Supply Agreement
In December 2016, we entered into an OEM Supply Agreement (Fluidigm OEM Supply Agreement) with Fluidigm Corporation (Fluidigm), pursuant to which Fluidigm agreed to sell and we agreed to purchase certain instruments and consumables for use with our products.
The Fluidigm OEM Supply Agreement is in effect until December 2021, unless otherwise terminated, and will be automatically renewed for successive twelve month terms unless either we or Fluidigm provide notice of non-renewal ninety days prior to expiration of such applicable term. Either party may terminate the Fluidigm OEM Supply Agreement if the other materially breaches any obligations under the Fluidigm OEM Supply Agreement which is not cured within a certain period of time, or if the other party becomes insolvent. Additionally, Fluidigm may terminate if (i) after the first thirty months, we purchase less than 80% of the binding forecasts for three consecutive calendar quarters, (ii) we fail to pay any amount due within a certain period of time, (iii) Fluidigm deems us to be uncreditworthy or (iv) Fluidigm is unable to procure third-party products or services that are material to the manufacture of the subject instruments and consumables.

Research and Development
We seek to improve our proprietary products and services to develop a broad and accessible proteomics product portfolio. We are focused on lowering barriers for adoption across a number of detection platforms and improving our scalable offering for downstream clinical applications. PEA’s unique capability of creating a DNA barcode representing the targeted protein biomarker in a sample allows for agnostic read-out across various qPCR and NGS platforms, as well as arrays. We evaluate and select which platforms to enable for amplification and detection of the DNA barcodes. To date, we have used the Biomark HD system from Fluidigm and the NovaSeq 6000 from Illumina and are exploring new opportunities based on factors including use case, application area, installed base, throughput and cost etc. In terms of multiplex scalability, we currently we offer products in 24, 48, 96 and 384 plex. We regularly evaluate market opportunities in the low-, mid- and high-plex markets and may seek to develop products to target any market segment or unmet need. Applying our in-house developed and validated proprietary oligo framework and conjugation chemistry, we can rapidly and efficiently build new products in various multiplexing formats based on emerging market needs or amplification/detection opportunities.
We are also focused on rapidly expanding our library of validated, high quality protein assays driving growth in the discovery space. Our library growth is driven by a number of factors including input from KOLs from key disease and application areas, customer feedback, and new publications of biomarkers. To enable rapid growth of the library and increased control over our supply chain, we acquired Agrisera in early 2020.
Scientific Affairs
A key part of our strategy has been to work closely with thought leaders and KOLs to drive the focus and content of our library, product development, validation strategies and data analyses.
We see a strong trend in our market to collaborate and share data to enable the understanding of real-time human biology and accelerate the field. Based on that trend and the technological advances we have made, we have been selected to work with various consortia across our industry. Examples of these include:
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SCALLOP. The SCALLOP consortium is a collaborative framework across biopharmaceutical companies and academia for discovery and follow-up of genetic associations, with proteins exclusively measured on the Olink platform. Each SCALLOP member works on human study collections from the general population, clinical trials or patients with certain diseases such as coronary artery disease, rheumatoid arthritis, bipolar disease, heart failure, dementias or metabolic syndrome. The aim of the SCALLOP consortium is to identify novel molecular connections and protein biomarkers that are causal in diseases to identify novel drug development targets (illustrated in Exhibit 19). To date, 25 Principal Investigators (PIs) from 20 research institutions have joined the effort, which now comprises a summary level data set on genetic variations to protein level associations for almost 65,000 patients or controls. PIs of studies using Olink proteomics and genome-wide genotyping data are eligible to participate in the consortium.

Exhibit 19. Overview of Scallops ambition

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Foundation of the National Institute of Health. Olink has been selected as partner in a consortia consisting of biopharmaceutical companies and academic researchers with the ultimate goal of identifying biomarkers for diagnosis, prognosis and progression of Parkinson’s disease.

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Collibri. The consortium consists of biopharmaceutical companies with current or development-stage drugs for Inflammatory Bowel Disease (IBD), and prominent clinical researchers treating patients with IBD. By applying genomic and proteomic approaches, the goal of the consortium is to identify novel drug target candidates and biomarkers to predict drug response and disease outcome in order to improve drug development efforts and patient outcomes.

We also work in close concert with leading researchers across many fields to promote the importance and significance of high quality large scaled proteomics. Examples include:
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COVID. We supported the discovery of a protein signature predictive of disease outcome and able to facilitate the stratification of more severe patients (death or intubation) at time of entry to emergency care unit (MGH and the Broad Institute).

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Melanoma. We supported the identification of predictive protein biomarkers response to check-point inhibitors in melanoma patients (MGH).

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Ovarian cancer. We supported the discovery of protein signature for ovarian cancer with higher specificity and sensitivity compared to today’s diagnostic method (CA-125) and replicated in a second verification cohort.

Commercial
Olink was founded in 2016. Since our inception, we have served a customer base of approximately 600 customers in over 40 countries worldwide and we have supported 30 of the world’s largest 40 biopharmaceutical companies by 2019 revenue, including all of the largest 19, and many of the most prestigious academic institutions, where each of these customers has carefully vetted and validated the technology before adopting Olink as part of its drug development programs. The utility and actionability of our platform has been demonstrated by our strong and growing adoption by a community of researchers within academia, government, and the biopharmaceutical and biotechnology industries. Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. We sell our products and services globally primarily through our own direct sales force organized across our three market regions, Americas, EMEA and APAC. As of December 31, 2020, we had           full-time employees of which the commercial team consists of           individuals. The commercial team operates out of our Uppsala, Sweden headquarters and also locally in Europe. We also have secondary headquarters in Watertown, Massachusetts and a growing footprint across Singapore, China and Japan. Expanding our commercial team and strengthening our sales and marketing capabilities is a top priority for us as a company and we expect to allocate significant investment to these parts of the organization in the next few years. Overall, we plan to take significant steps forward beginning in 2021 with respect to our capabilities, including investing heavily in our infrastructure and aiming to grow total employee headcount to over 500 by 2025.
Our commercial strategy is focused on driving the adoption of our platform in the research community and expanding our customer base. At the same time, we believe our existing customer relationships are becoming more strategic in nature and that we therefore will be able drive an increasing adoption of our platform with our existing customers. This will require an emphasis on external installations within academic and biopharmaceutical companies core facilities, as well as CROs, as well as expanding our portfolio of relevant products and services. In addition to our three product lines Explore, Target, and Focus, we plan to launch Olink Signature Q100 in the second half of 2021, a purpose built qPCR readout platform optimized for our Target and Focus products. We believe Olink Signature Q100 will make our Target and Focus products much more accessible to approximately 4,000 addressable proteomics labs, which combined with the estimated 5,000 addressable Illumina systems that we will be able to access with Explore, will make it easier for customers to adopt our platform, allowing us to scale at a faster rate. Although our strategic focus will be on external installations, we plan to continue to offer our services and invest in our Analysis Service labs. We operate Analysis Service labs in Uppsala, Sweden and

Watertown, Massachusetts, from which we support our customers from sample in, to data out with services including: study design and consultation, sample prep, assay execution, data processing, and quality control. In addition, we offer Analysis Service through a third-party service provider in China.
Our commercial and business development teams are consistently developing structures and commercial models designed to lower the barriers of adoption for our customers. In most countries, working with academic or governmental institutions requires us to participate in a tender process or grant applications. These processes require us to support the customer with the necessary documentation, both for our kit products and Analysis Service offering.
Our direct sales and marketing efforts are targeted at the PIs, research scientists, department heads, research laboratory directors and core facility directors at leading academic institutions, biopharmaceutical companies and publicly and privately-funded research institutions that control the buying decision. Most importantly, we work closely with many of the most influential KOLs across multiple disease areas and they are our strongest supporters and promoters. These close relationships facilitate the testing of new concepts, generation of more proof points, and the increase in groundbreaking scientific research in proteomics based on PEA, which is then often used as the basis for our marketing activities.
In addition to fostering close relationships within the proteomics scientific community, we increase awareness of our products among our target customers through direct sales calls, trade shows, seminars and webinars, academic conferences, web presence, social media and other forms of internet marketing. We also provide education and training resources, both online and in person.
Manufacturing and Supply Chain
Our manufacturing and supply chain operations are responsible for sourcing the antibodies and other reagents we use in our kit products, as well as the instrumentation required to operate our high-throughput Analysis Service labs.
Most of the antibodies we use in our kit products are sourced from carefully evaluated and approved third-party suppliers. With the acquisition of Agrisera AB, we are taking steps to transition our library towards more in-house developed antibodies. We produce and source our antibodies internally through our facility based out of Umeå, Sweden. These manufacturing operations include: in-house breeding of rabbits, immunization of antigens, and generation of antibodies by affinity purification.
We obtain some of the components of our kit products from third-party suppliers. While some of these components are sourced from a single supplier, we have qualified second sources for most, but not all, of our critical components and reagents. The loss of any of these suppliers could potentially harm Olink. We seek to mitigate disruption in the supply of a critical component by seeking alternative suppliers and maintaining excess inventory.
For further discussion of the risks relating to our third-party suppliers, see the section titled “Risk Factors — Risks Related to Our Dependence on Third Parties.”
The reagents used for our kit products or our own Analysis Service labs are manufactured and assembled in Uppsala, Sweden. These manufacturing operations include: reagent formulation, assay formulation, vial- and primer plate filling, kit assembly and packaging as well as analytical and functional quality control testing.
The instrumentation required to operate our Analysis Service labs are sourced directly from the equipment where we have long-standing relationships.
We are in the process of developing the Olink Signature Q100 system, a purpose-built qPCR-based readout platform optimized for running our current and future Target and Focus products. The instrument is manufactured in Singapore by our OEM-partner.
Competition
The life science tools space is highly dynamic, with emerging technologies consistently challenging the market position of the more established solutions. In particular, the proteomics market can be characterized as competitive, comprising both well-established legacy technologies and emerging earlier-stage technologies, and with nascent market segments where we do not have an established competition yet. Intellectual property, market adoption, and product quality and performance are essential qualities that differentiate competitors in this market. Established companies with relevant protein detection and quantification technologies include Quanterix Corporation, Meso Scale Diagnostics LLC, Luminex Corporation, and SomaLogic, Inc., as well as established proteomics technologies, such as ELISA and mass spectrometry, offered by multiple well-known tools providers. In addition, products offered by a number of earlier-stage companies, such as Seer Inc. and Nautilus Biotechnology Inc., are also part of the competitive landscape.
Our commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance, or are more convenient and cost-effective to use than our products or services. As a result, a key priority is to continue driving the technological evolution of PEA as well as to continue lowering barriers of adoption in the proteomics market in order to accelerate our market position. Equally important, we plan to continue investing in the proteomics scientific community to further develop successful customer stories that demonstrate the value PEA brings to the field of proteomics. We believe we are substantially differentiated from our competitors when considering multiple competitive factors that in combination substantially benefit our customers, including:
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Performance properties, such as specificity, sensitivity, and precision;

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Actionability and clinical utility of the research the technologies enable;

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Scalability by having the ability to support customers from discovery to clinical decision making;

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Accessibility and ease-of-use of underlying detection platforms in the market;

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Data quality and analysis; and

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Cost of necessary instrumentation and consumables.

Intellectual Property
Our success depends in part on our ability to obtain and maintain intellectual property protection for our products and technology. We utilize a variety of intellectual property protection strategies, including patents, trademarks, trade secrets and other methods of protecting proprietary information.
As of November 30, 2020, worldwide we owned or in-licensed 47 issued or allowed patents across 9 patent families (of which 25 patents are national validations of granted European patents, corresponding to 7 granted European patents each validated in 3 or 4 European countries) and 8 pending patent applications across 5 patent families (of which 5 applications across 3 families are still in the priority year). The patent portfolio broadly covers four themes; the overall PEA technology, how our kit products are designed and manufactured, sample preparation and workflow and how to optimize performance.
We also license additional patents on a non-exclusive and/or territory restricted basis. Patent rights generally have a term of twenty years from the date in which they were filed. We own registered trademarks on OLINK, PROSEEK, , , and product related brand names in the United States and worldwide.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. We cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents, or that any of our current or future issued patents will effectively protect any of our products or technology from infringement or prevent others from commercializing infringing products or technology.
For further discussion of the risks relating to intellectual property, see the section titled “Risk Factors — Risks Related to Intellectual Property”.

Government Regulation
Our focus is on the discovery of antibodies that our partners use to improve the speed and success of their drug discovery efforts; however, we ourselves are not currently involved in drug discovery, nor do we manufacture any pharmaceutical or biological products, or conduct any clinical trials. As such, while we are subject to a number of regulations, such as those governing our laboratory facilities as well as regulations that apply to businesses in the private sector generally, we are not subject to many of the types of regulations that ordinarily apply to companies in the life sciences, biotechnology and pharmaceutical sectors and industries. However, we believe that the long-term success of our business depends, in part, on our partners’ ability to successfully develop and sell products using the antibodies that we discover. The regulations that govern our pharmaceutical and biotechnology partners are those we therefore believe have the most significant impact on our business.
Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of pharmaceutical products, including biological products, such as those that our partners develop. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
Our partners are and will be subject to a variety of regulations in applicable jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of their products. Regardless of whether our partners obtain Food and Drug Administration (FDA) or European Union (EU) approval for a product, they must obtain the requisite approvals from regulatory authorities in other countries prior to the commencement of clinical studies or marketing of the product in those countries. The requirements and process governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country.
FDA
In the United States, medical devices are subject to extensive regulation by the FDA, under the Federal Food, Drug, and Cosmetic Act (FDC Act), and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device development, testing, labeling, storage, premarket clearance or approval, advertising and promotion and product sales and distribution. To be commercially distributed in the United States, medical devices must receive from the FDA prior to marketing, unless subject to an exemption, either approval of a premarket approval (PMA) (for most Class III devices), clearance of a 510(k) premarket notification or classification pursuant to a de novo submission.
IVDs are types of medical devices that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs. A subset of IVDs is known as analyte-specific reagents (ASRs). ASRs consist of single reagents, and are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. ASRs are medical devices, but most are exempt from 510(k) review. As medical devices, ASRs have to comply with some Quality System Regulation (QSR) provisions and other device requirements, such as establishment registration, device listing and medical device reporting.
The FDC Act classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Many Class I devices are exempt from FDA premarket review requirements. Class II devices, including some software products to the extent that they qualify as a device, are deemed to be moderate risk, and generally require clearance through the premarket notification, or 510(k) clearance, process in order to be commercially distributed. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices typically require approval of a PMA by the FDA before they are marketed. A clinical study is almost always required to support a PMA application and is sometimes required for 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with any applicable FDA and Institutional Review Board requirements. Devices that are exempt from FDA premarket review requirements must nonetheless comply with general post-market controls as described below, unless the FDA has chosen to exercise enforcement discretion and not regulate them.
510(k) clearance pathway.   To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is substantially equivalent to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. The FDA’s 510(k) clearance pathway usually takes from three to 12 months, but it can take longer, particularly for a novel type of product.
PMA pathway.   The PMA pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA pathway is costly, lengthy and uncertain. A PMA application must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of its PMA review process, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.
De novo pathway.   If no predicate device can be identified, a device is automatically classified as a Class III device, requiring a PMA application. However, the FDA can reclassify, or use “de novo classification,” for a device for which there was no predicate device if the device is low or moderate risk. The FDA will identify “special controls” that the manufacturer must implement, which often include labeling and other restrictions. Subsequent applicants can rely on the de novo product as a predicate for a 510(k) clearance. The de novo route is less burdensome than the PMA process. A device company can ask the FDA at the outset if the de novo route is available and submit the application as one requesting de novo classification. The de novo route has been used for many IVD products.
Post-market general controls.   After a device, including a device exempt from FDA premarket review, is placed on the market, numerous regulatory requirements apply. These include the QSR, labeling regulations, registration and listing, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur) and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDC Act).
The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an untitled or public warning letter to more severe sanctions such as fines, injunctions and civil penalties; recall or seizure of products; operating restrictions and partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMAs already granted; and criminal prosecution.
Research Use Only
An RUO product is one that is not intended for clinical diagnostic use and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for research use only and are properly labeled as RUO are exempt from compliance with the FDA requirements discussed above, including the approval or clearance and most QSR requirements. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use. In November 2013 the FDA issued a guidance document entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only” (RUO Guidance) which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, conflicts with RUO status.
Laboratory-developed tests (LDTs)
LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA takes the position that it has the authority to regulate such tests as medical devices under the FDC Act. The FDA has historically exercised enforcement discretion and has not required clearance or approval of LDTs prior to marketing. In addition, the New York Clinical Laboratory Evaluation Program separately approves certain LDTs offered to New York State patients.
On October 3, 2014, the FDA issued two draft guidance documents regarding oversight of LDTs. These draft guidance documents proposed more active review of LDTs. The draft guidance documents have been the subject of considerable controversy, and in November 2016, the FDA announced that it would not be finalizing the 2014 draft guidance documents. On January 13, 2017, the FDA issued a discussion paper which laid out elements of a possible revised future LDT regulatory framework, but did not establish any regulatory requirements.
The FDA’s efforts to regulate LDTs have prompted the drafting of legislation governing diagnostic products and services that sought to substantially revamp the regulation of both LDTs and in vitro diagnostics, or IVDs. Congress may act to provide further direction to the FDA on the regulation of LDTs.
Further, certain additional healthcare regulations may apply if we expand into new product lines or services, such as federal and state fraud and abuse, transparency and health information privacy and security laws and state clinical laboratory requirements, among others.
Privacy Laws
We also are or may become subject to data protection and privacy laws and regulations in the jurisdictions in which we are established, have partners, or sell or market our services. Processing of personal data, including health related information, is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including the EU’s General Data Protection Regulation (GDPR), Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA) and the analogous provincial laws, and the Health Insurance Portability and Accountability Act of 1996 (HIPAA) in the United States, among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.
In Europe we are subject to the GDPR (Regulation (EU) 2016/679) and related applicable data protection and privacy laws of the member states of the European Economic Area and the United Kingdom (UK), in relation to our processing and other use of personal data (i.e. data relating to an identifiable living individual) as part of our provision of services to customers and in connection with the administration and operation of our business. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of health and other sensitive data. The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies and procedures as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects how their personal data will be used; establishes rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances; imposes limitations on retention of personal data; establishes mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities.

EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In addition, the GDPR imposes strict rules on the transfer of personal data out of the EU/UK to third countries deemed to lack adequate privacy protections (including the U.S.), unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (SCCs) approved by the European Commission, or a derogation applies. The Court of Justice of the European Union (CJEU) recently deemed that the SCCs are valid. However, the CJEU ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. European regulators have issued recent guidance following the CJEU ruling that imposes significant new diligence requirements on transferring data outside the EEA, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country. If essentially equivalent protections are not available in the destination country, the exporting entity must then assess if supplemental measures can be put in place that, in combination with the chosen transfer mechanism, would address the deficiency in the laws and ensure that essentially equivalent protection can be given to the data. Complying with this guidance will be expensive and time consuming and may ultimately prevent us from transferring personal data outside the EEA, which would cause significant business disruption. Until the legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under the GDPR will be sufficient. This and other future developments regarding the flow of data across borders could increase the complexity of transferring personal data across borders in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business. The GDPR creates sanctions for breach of data protection with potential fines of are significant: up to the greater of €20 million or 4% of total global annual turnover. The authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. Moreover, individuals can claim damages resulting from infringement of the GDPR and other European data protection laws. The GDPR also introduces the right for non-profit organizations to bring claims on behalf of data subjects. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders change our use of data, enforcement notices, or potential civil claims including class action type litigation.
In addition, further to the UK’s exit from the European Union (Brexit) on January 31, 2020, the GDPR will continue to apply in the UK until the end of the transition period on December 31, 2020. As of January 1, 2021, the GDPR will be brought into UK law as the ‘UK GDPR’, but there may be further developments about the regulation of particular issues such as UK-EU data transfers. We may be required to take steps to ensure the lawfulness of our data transfers, particularly if by the end of the transition period there will not be an EU Commission’s adequacy decision regarding the UK.
The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Compliance with data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and third-party providers to comply with data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.
Additional Regulation
In addition to the foregoing, supranational, national, state and federal U.S. and European laws regarding environmental protection and hazardous substances affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Anti-Corruption Laws
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, such as the UK Bribery Act 2010 and the UK Proceeds of Crime Act 2002, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate, or certain other persons, in order to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. Such Anti-Corruption Laws may also include commercial bribery and other prohibitions that make it illegal for our employees and contractors to give or receive money or anything of value in an improper manner, regardless of whether a foreign official is involved. We may also be held liable for the acts of our third party agents under the FCPA, the UK Bribery Act 2010 and other Anti-Corruption Laws. In the healthcare sector, anti-corruption risks can also arise in the context of improper interactions with doctors, KOLs and other healthcare professionals who work for state-affiliated hospitals, research institutions or other organizations or in relation to healthcare providers.
Our Employees
Olink is a dedicated and diverse group of people, united around a purpose, a set of shared values and we believe that our historical and future success has and will rely on our ability to attract and retain a diverse collective of employees. As of December 31, 2020, we had           full-time employees and           part-time employees. The organization can be broken down into four categories: commercial (           employees), R&D (      employees), operations (      employees) and other (      employees). As of December 31, 2020, our company has achieved a fairly even gender balance in the company with women representing    % and    % of total employees and the management team respectively.
We would characterize the Olink employee as a highly skilled, passionate, service oriented, and purpose driven individual. Most of our employees hold an academic degree and we currently have 44 employees with PhD degrees. When we recruit new colleagues we apply a framework to identify people with energy, intelligence and drive.
Overall, we plan to take significant steps forward beginning in 2021 with respect to our capabilities, including investing heavily in our infrastructure and aiming to grow total employee headcount to over 500 by 2025. This implies that we will invest significantly in leadership training and development, work environment, systems and other organizational elements required to enable the growth while sustaining and reinforcing our culture in values.

As the COVID-19 pandemic continues, we have followed the recommendations of domestic public health authorities calling for employees to work from home if possible. We have prioritized to keep our Analysis Service labs open and critical research and development functions operating as usual. To support the health and safety of our employees, we have implemented a bi-weekly testing program for all employees in Sweden. We have supported and implemented a work-from-home policy for our employees, while the office remains open for ongoing necessary activities as permitted by relevant government orders. As our workforce is accustomed to working from home, we have not seen any significant impact of remote working arrangements to our operations to date.
The majority of our personnel are not covered by a collective bargaining agreement. However, a small subset of our employees who were former employees of Agrisera AB are currently subject to collective bargaining agreements. We have not experienced any material work stoppages and we consider our relationship with our employees to be good, healthy, and transparent. We actively engage with mid-level managers to collect feedback and ideas on how to improve our working environment.
Facilities
Our corporate headquarters, research and development facilities and manufacturing distribution centers and our largest Analysis Service lab are located in Uppsala, Sweden, where we lease approximately 38,000 square feet of space under leases expiring around December 31, 2023. We also lease approximately 7,350 square feet in Watertown, Massachusetts, (both office space and Analysis Service lab) pursuant to a lease expiring on October 31, 2023, and approximately 3,950 square feet in Shanghai, China, pursuant to a lease expiring on November 10, 2022. We do not own any real property and believe that our current facilities are sufficient to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms. In 2023, we intend to relocate our Uppsala operations to a new modern campus in central Uppsala.
Legal Proceedings
From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors, as well as their respective ages as of December 9, 2020.
Name	Age	Position(s)
Executive Officers:
Jon Heimer	53	Chief Executive Officer and Director
Oskar Hjelm	36	Chief Financial Officer
Rickard El Tarzi	34	Chief Strategy Officer
Ida Grundberg, PhD	38	Chief Scientific Officer
Carl Raimond	50	Chief Commercial Officer
Fredrik Netzel	52	Chief Operating Officer
Linda Ramirez-Eaves, Esq.	49	General Counsel
Directors:
Gustavo Salem	57	Chairman of the Board of Directors
Johan Lund, PhD	63	Director
Nicolas Roelofs, PhD	62	Director
Tommi Unkuri	40	Director
Executive Officers
Jon Heimer has served as the chairman of Olink Proteomics AB since 2014 and Chief Executive Officer of Olink Proteomics AB since January 2016 and has served as a member of our Board of Directors since December 2020. Prior to joining us, from April 2011 until December 2015, Mr. Heimer was a partner at Nexttobe AB, a family office/investment company focused on the Swedish biotechnology industry. Mr. Heimer has served as chairman of the board of directors of Q-linea AB, and for multiple privately-held biotechnology companies, including Bioimics AB and Lumina Adhesives AB. Mr. Heimer is a serial entrepreneur, was one of the key persons in successful Q-Med starting off in the 1990’s and has spent a large part of his professional career working from the United States in various investments and growth companies within the biotech space.
Oskar Hjelm has served as our Chief Financial Officer since March 2020. Prior to joining us, from September 2017 until February 2020, Mr. Hjelm worked at Alvarez & Marsal Sweden AB within their Transaction Advisory Group providing support to European and Nordic private equity funds. From August 2016 until August 2017, Mr. Hjelm was a director at KPMG AB. From January 2016 until August 2016, Mr. Hjelm was an investment controller at Nordic Capital. From July 2008 until December 2015, Mr. Hjelm held various roles at KPMG AB, KPMG LLP (United Kingdom), and KPMG LLP (United States). Mr. Hjelm received his Master of Science in business and economics from Linköpings University.
Rickard El Tarzi has served as our Chief Strategy Officer since February 2020 and served as a member of our Board of Directors from March 2019 to February 2020. Prior to joining us, from January 2017 until February 2020, Mr. El Tarzi served as an investment director on the investment team of Summa Equity AB. From April 2012 until April 2016, Mr. El Tarzi worked at McKinsey & Company advising investor and corporate clients across Europe and the United States on strategy and mergers and acquisitions. Mr. El Tarzi received his Bachelor of Science in logistics and transport management and his Master of Science in management from University of Gothenburg School of Business, Economics, and Law.
Ida Grundberg, PhD has served as our Chief Scientific Officer since September 2019. Prior to joining us, from September 2011 until September 2019, Dr. Grundberg served in various roles at our subsidiary, Olink Proteomics AB, including Senior Scientist, Project Manager, Business Development Manager, Head of Business Development for North America, and Vice President of Sales and Marketing for North America. Dr. Grundberg received her Bachelor of Science from Umeå University, her Master of Science in molecular biology from Umeå University, and her PhD in molecular medicine from Uppsala University.
Carl Raimond has served as our Chief Commercial Officer since October 2020, and previously served as our Senior Vice President of Sales beginning in August 2020. Prior to joining us, from January 2015 until February 2020, Mr. Raimond served in various executive commercial leadership roles at PerkinElmer, Inc. including Vice President and General Manager of Americas Sales and Service and Global Vice President and General Manager of Sales and Service for the Discovery and Analytical Solutions Division. From June 2010 until January 2015, Mr. Raimond served as the Vice President and General Manager of the Americas Life Science Sales & Field Operations of Agilent Technologies, Inc. Mr. Raimond received his Bachelor of Arts in zoology from State University of New York College at Oswego, and his Master of Science in biology from State University of New York College at Brockport.
Fredrik Netzel has served as our Chief Operating Officer since September 2019. Prior to joining us, from April 2019 until September 2019, Mr. Netzel served as Senior Director of Operations at Advantice Health, LLC. From January 2011 until March 2019, Mr. Netzel served as Senior Director of Operations at Moberg Pharma AB, a pharmaceutical company focused on OTC products and from January 2000 until December 2010, Mr. Netzel served as Director Manufacturing at Q-Med AB, a medical device company. Mr. Netzel has worked internationally, managing CMO/3PL relationships in the U.S., Canada, and EU. In addition, he has developed operations for several growth companies within the life sciences industry.
Linda Ramirez-Eaves, Esq. has served as our General Counsel since February 2019. Prior to joining us, from December 2018 to February 2019, Ms. Ramirez-Eaves served as Senior Corporate Counsel for Seagate Technologies, and from September 2015 until December 2018, Ms. Ramirez-Eaves served as Senior Counsel of SomaLogic, Inc. From December 2014 until September 2015, Ms. Ramirez-Eaves served as Senior Legal Counsel at Ciber Global, LLC. Ms. Ramirez-Eaves received her Bachelor of Science in Journalism and Mass Communications from the University of Colorado at Boulder, and her Juris Doctorate from the University of Colorado at Boulder School of Law. Ms. Ramirez-Eaves has been a Certified Information Privacy Professional/Europe since 2018.
Directors
Gustavo Salem has served as Chairman of our Board of Directors since December 2020. Since its inception in January 2019, Mr. Salem has served as the co-founder and managing partner of Eureka Life Science LLC, which provides business strategy and commercialization support for innovative companies across the life sciences and diagnostics markets. From March 2015 until October 2016, Mr. Salem served as President of IDEX Health and Science, LLC. From October 2016 through January 2019, Mr. Salem served as President of IDEX Health and Science and Group President of IDEX Corporation, and from April 2014 until February 2015, served as President and Chief Executive Officer of SISCAPA Assay Technologies, Inc. Mr. Salem has served as the chairman of the board of directors of Liderança Group Inc since August 2019 and also serves as a member of the board of directors of multiple privately-held companies, including SISCAPA Assay Technologies, Inc., IROA Technologies LLC, and Sengenics Corporation Pte Ltd. Mr. Salem received his Bachelor of Arts in physiological psychology from University of California, Berkeley and was a Master of Science candidate in psychobiology at University of California, Irvine. We believe Mr. Salem is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership and management roles in similar technologies and markets.
Johan Lund, PhD has served as a member of our Board of Directors since December 2020. He has served as the co-founder and Chief Executive Officer of KyNexis Medicine Development AB since August 2018. Since June 2018, Dr. Lund has also served as a consultant for MBS Pharma, which he founded. Prior to that, from March 2016 until May 2017, Dr. Lund served as Vice President and Head of the Immunology and Inflammation Therapeutic Center of Excellence of Celgene Corporation. From April 2015 until March 2016, Dr. Lund was Managing Partner at J. Lund and Associates, LLC, and from

May 2015 until March 2016, Dr. Lund was a Senior Advisor for the Karolinska Institutet, advising on innovation and business creation as part of the European Institute for Innovation and Technology (EIT) Health Consortium. From August 2012 until March 2015, Dr. Lund served as Senior Vice President and Chief Scientific Officer of the Immunoscience Research Unit of Pfizer Inc. Dr. Lund has served as chairman of the board of directors for Aqilion AB since June 2018, and is a member of the board of directors of several privately-held companies, including Genagon Therapeutics AB and NEOGAP AB (formerly Tcer AB). Dr. Lund received his Med.Kand. degree and his Doctor of Medical Science degree from Karolinska Institutet. Dr. Lund also holds a diploma in Managing Medical Product Innovation from the Scandinavian International Management Institute in Copenhagen. We believe Dr. Lund is qualified to serve on our board of directors because of his extensive medical and scientific knowledge and his extensive operating experience in the biotechnology industry.
Nicolas Roelofs, PhD has served as a member of our Board of Directors since December 2020. Dr. Roelofs has served as an Advising Partner of Summa Equity AB since July 2019. Dr. Roelofs has also served as Industrial Advisor of Nordic Capital since 2014. Dr. Roelofs serves as chairman of the board of directors of multiple privately-held companies, including Sengenics Corporation Pte Ltd., One BioMed Pte Ltd., ScaleBio Ltd., and Boreal Genomics Inc. Dr. Roelofs also serves as a member of the board of directors of multiple privately-held companies, including HyTest Ltd., The Binding Site Group Ltd., InSilixa, Inc., and LGC Group. He also serves as an advisory board member of 908 Devices Inc. Dr. Roelofs previously served as the President of the Life Sciences Group at Agilent Technologies, Group Operations Officer for the Life Sciences Division of Bio-Rad Inc., and Chief Operating Officer of Stratagene Inc. Dr. Roelofs received his Bachelor of Science in chemistry, biology, and German from Simpson College, his Master of Science in organic chemistry from Iowa State University, and his doctorate in organic chemistry from University of Nevada, Reno. We believe that Dr. Roelofs is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his scientific knowledge, extensive experience in the life sciences and healthcare markets, and his service as a director of other companies.
Tommi Unkuri has served as a member of our Board of Directors since March 2019. Mr. Unkuri has served as a Partner of Summa Equity AB since May 2016. From November 2015 until May 2016, Mr. Unkuri was a Partner at Fidelio Capital AB, and from April 2007 until December 2015, Mr. Unkuri worked with investments at Nordic Capital AB. Mr. Unkuri currently serves as a member of the board of directors of multiple privately-held companies, including Sengenics Corporation Pte Ltd., LOGEX Group and HyTest Ltd. Mr. Unkuri received his Master of Science from the Stockholm School of Economics. We believe Mr. Unkuri is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his financial expertise, investment experience, and his current and previous service as a director of other companies in the healthcare industry.
Family Relationships
There are no family relationships among any of our executive officers or our directors.
Corporate Governance Practices
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:
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exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

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exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

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exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;

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exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

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exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

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exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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exemption from the requirement to have independent director oversight of director nominations.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:
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We do not intend to follow Nasdaq Rule 5620(e) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our articles of association, that will be in effect upon a resolution by a shareholders’ meeting and following registration by the Swedish Companies Registration Office, prior to completion of this offering, will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

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We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

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We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).
Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in securities ownership under Section 13 of the Exchange Act and related SEC rules.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules.
Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see the section titled “Description of Share Capital and Articles of Association — Common Shares — Post-IPO Articles of Association — Differences in Corporate Law.”
Composition of Our Board of Directors
Our board of directors will be comprised of           members upon the closing of this offering. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). Our board of directors

has determined that, of our                 directors, no director, other than           , has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
Our board of directors performs its duties in accordance with the rules of procedure of the board of directors. The rules of procedure are reviewed and adopted by the board of directors annually. Our board of directors, including the chairman, is elected by our shareholders at the annual general meeting up until the end of the next annual general meeting, with the possibility of re-election. In addition, our employees may, pursuant to statutory rules regarding the representation of employees on the board of directors, elect employee representatives to the board of directors. Currently the board of directors has no employee representatives. The majority of our board members are considered to be independent under the corporate governance standards of Nasdaq.
See “Description of Share Capital and Articles of Association — Common Shares — Post-IPO Articles of Association.”
Committees of Our Board of Directors
Audit Committee
Following the completion of this offering our audit committee will consist of                 , and will assist the board of directors in overseeing our accounting and financial reporting processes.                 will serve as chairman of the audit committee. The audit committee will consist exclusively of members of our board who are financially literate, and           is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules.
The audit committee’s responsibilities will include:
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monitoring our financial reporting;

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monitoring the efficiency of our internal controls, internal auditing and risk management;

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keeping informed of the auditing of the annual report and the consolidated accounts;

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reviewing and monitoring the impartiality and independence of our auditors and paying close attention to whether our auditors are providing other services besides audit services for us; and

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assisting in the preparation of proposals for our shareholders’ meeting’s election of auditors.

Remuneration Committee
Following the completion of this offering our remuneration committee will consist of                 .                 will serve as chairman of the remuneration committee. The Remuneration committee’s responsibilities will include:
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identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and executive officers;

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evaluating each executive officer’s performance in light of such policies and reporting to the board; and

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overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

Code of Business Conduct and Ethics
Prior to the completion of this offering, we intend to adopt an updated Code of Conduct applicable to our and our subsidiaries’ employees, independent contractors, executive officers and directors,

including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
Compensation of Executive Officers and Directors
For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our board of directors and executive officers during the year was $          .
During and for the year ended December 31, 2020, our executive officers had performance-based compensation programs and amounts paid to provide pension and healthcare benefits.
Non-Executive Director Compensation
The remuneration of our non-executive directors will be proposed by the remuneration committee and determined by our board as a whole, based on, inter alia, a review of current practices in other companies.
Equity Incentive Plans
In connection with this offering, we intend to implement an equity incentive plan for the purpose of granting equity incentive compensation to our employees and other service providers following consummation of this offering.
Insurance and Indemnification
To the extent permitted by the Swedish Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS
Within this section, we have calculated the U.S. dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described in “Management” elsewhere in this prospectus, since January 1, 2017, we have engaged in the following transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties.
Agreements with Our Executive Officers and Directors
We have entered into employment agreements with certain of our executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers and non-executive directors. The enforceability of the non-competition provisions may be limited under applicable law.
Consulting Arrangement
In August 2019, Olink Proteomics AB entered into a consulting agreement, or the Consulting Agreement, with Gustavo Salem, the chairman of our board, pursuant to which Olink Proteomics AB agreed to pay a base rate of $6,000 per month for the Term (as defined therein) of the Consulting Agreement, unless a different fee plan is set forth in a Project Plan (as defined therein) or additional Services (as defined therein) are agreed upon, beginning on the Effective Date (as defined therein). During the years ended December 31, 2019 and December 31, 2020, Olink Proteomics AB paid Mr. Salem approximately $120,000 and $      , respectively, pursuant to the Consulting Agreement.
Management Services Agreement
In March 2019, Summa Equity AB entered into a management services agreement with Knilo BidCo AB (f/k/a Goldcup 18087 AB), or the Summa MSA, pursuant to which Knilo BidCo AB engaged Summa Equity AB for services related to the management and business operations of Knilo BidCo AB. Under the Summa MSA, Knilo BidCo AB agreed to pay Summa Equity AB a fee for its services as agreed between the parties from time to time. The Summa MSA may be terminated upon three months’ notice, by either party. During the years ended December 31, 2019 and December 31, 2020, Knilo BidCo AB made payments to Summa Equity AB of $166,000 and $      , respectively, in connection with the Summa MSA.
Shareholder Loan Agreement
In March 2019, Knilo HoldCo AB (f/k/a Goldcup 18086 AB) entered into a shareholder loan agreement, with Knilo InvestCo AB (f/k/a Goldcup 18085 AB), or the Knilo InvestCo Loan Agreement, pursuant to which Knilo InvestCo AB extended a loan to Knilo HoldCo AB equal to approximately $38.5 million. There were no repayment terms for this loan and accrued interest, at the rate of 8% per annum, was capitalized annually on the last calendar day of each year. As of December 31, 2019 the outstanding balance on shareholder loan was approximately $41.1 million. Knilo HoldCo AB could at any time without any premium or penalty, prepay any outstanding amount. Pursuant to the terms of the Knilo InvestCo Loan Agreement, the outstanding amounts held by Knilo InvestCo AB converted to 6,763,245 shares of common shares and 27,052,980 shares of preferred stock of Knilo HoldCo AB in May 2020. As of the date of prospectus, no amounts are outstanding under the Knilo InvestoCo Loan Agreement.
Private Placement of Securities
On November 2, 2020, we issued 6,397 common shares to Linda Ramirez-Eaves, our executive officer, pursuant to a private placement for gross proceeds of SEK 250,000.
To Knilo Investco AB (f/k/a Goldcup 18085 AB), our controlling shareholder, (i) on October 21, 2020, we issued 574,117 common shares and 2,296,468 Preferred B-1 shares pursuant to a private placement for gross proceeds of SEK 47,851,000, (ii) on May 29, 2020, we issued 8,627,457 common shares and 34,509,828 Preferred B-1 shares pursuant to a private placement for gross proceeds of SEK 529,320,460, (iii) On November 1, 2019, we issued 640,874 common shares and 2,563,496 Preferred B-1 shares pursuant to a private placement for gross proceeds of SEK 32,043,700, (iv) on April 10, 2019, we issued 1 Preferred A share pursuant to a private placement for SEK 1, and (v) on March 7, 2019, we issued 38,259,613 common shares and 153,238,456 Preferred B-1 shares pursuant to a private placement for gross proceeds of SEK 1,914,980,690.
On September 11, 2020, we issued 250,000 common shares series B to Carl Raimond, our executive officer, pursuant to a private placement for gross proceeds of SEK 850,000.
On February 28, 2020, we issued 46,361 common shares and 185,444 Preferred B-1 shares to Knilo ManCo AB pursuant to a private placement for gross proceeds of SEK 2,999,556.70.
On January 15, 2020, we issued 140,000 common shares to Oskar Hjelm, our executive officer, pursuant to a private placement for gross proceeds of SEK 1,400,000.
On October 25, 2019, pursuant to a private placement, we issued 415,883 common shares to Ida Grundberg, our executive officer, for gross proceeds of SEK 4,158,830 and 25,000 common shares to Fredrik Netzel, our executive officer, for gross proceeds of SEK 250,000.
On July 10, 2019, we issued 25,000 common shares to Johan Lund, our director, pursuant to a private placement for gross proceeds of SEK 250,000.
On June 10, 2019, pursuant to a private placement, we issued 93,670 common shares to Gustavo Salem, our director, for gross proceeds of SEK 936,700 and 93,670 common shares to Nicolas Roelofs, our director, for gross proceeds of SEK 936,700.
Related Party Transactions Policy
In connection with this offering, we intend to adopt a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit committee or another independent body of our board of directors. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common shares as of           , 2021, after giving effect to the Restructuring, and following the completion of this offering, for:
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each beneficial owner of 5% or more of our outstanding common shares;

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each of our directors and executive officers; and

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all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of           , 2021. Percentage ownership calculations are based on           common shares outstanding as of           , 2021.
The percentage of shares beneficially owned after completion of this offering is based on           common shares outstanding after this offering, after giving effect to the Restructuring, including           common shares in the form of ADSs issued in connection with this offering. The table assumes no exercise of the underwriters’ over-allotment option to purchase additional ADSs.
Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
As of           , 2021,            common shares, representing    % of our issued and outstanding shares, were held by      U.S. shareholders of record, after giving effect to the Restructuring.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are c/o Knilo HoldCo AB, Uppsala Science Park, SE-751 83, Uppsala, Sweden.
	Number of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owners		Before Offering	After Offering
5% or Greater Shareholders:
Knilo InvestCo AB
Executive Officers and Directors:
Jon Heimer
Oskar Hjelm
Rickard El Tarzi
Ida Grundberg, PhD
Carl Raimond
Fredrik Netzel
Linda Ramirez-Eaves, Esq.
Tommi Unkuri
Gustavo Salem
Johan Lund, PhD
Nicolas Roelofs, PhD
All current directors and executive officers as a group (11 persons)

*
Represents beneficial ownership of less than one percent.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
Introduction
Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association and relevant provisions of the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)). The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association and applicable Swedish law. Further, please note that as a holder of ADSs, you will not be treated as one of our shareholders and will not have any shareholder rights.
General
We were founded as a private limited company under the laws of Sweden on December 13, 2018 under the name Goldcup 18086 AB and registered with the Swedish Companies Registration Office on January 4, 2019. Our current company name Knilo HoldCo AB was registered with the Swedish Companies Registration Office on March 8, 2019.
We have ten wholly owned subsidiaries, located in Sweden, the United States, the United Kingdom, the Netherlands, Germany, Japan and China. The Swedish subsidiaries are Knilo BidCo AB, Olink Proteomics Holding AB, Olink Proteomics AB and Agrisera Aktiebolag, the U.S. subsidiary is Olink Proteomics Inc., the U.K. subsidiary is Olink Proteomics Limited, the Dutch subsidiary is Olink Proteomics B.V, the German subsidiary is Olink Proteomics GmbH, the Japanese subsidiary is Olink KK and the Chinese subsidiary is Olink Biotech (Shanghai) Co., Ltd.
Our registered office is located at Uppsala Science Park, SE-751 83, Uppsala, Sweden, and our telephone number is +46 (0) 18 - 444 39 70. Our website address is www.olink.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this prospectus.
Common Shares
Upon the closing of this offering, up to           common shares will be issued, each with a quota (par) value of SEK 1.00, entailing an increase of our share capital of up to SEK           . All of our outstanding common shares have been validly issued, fully paid and non-assessable, and are not redeemable or subject to any restrictions on transferability, and do not have any preemptive rights (Sw. företrädesrätt) other than under the Swedish Companies Act as described below. In accordance with our articles of association, all of the common shares are in one class of shares, denominated in SEK. As of the date of this prospectus, we have           issued and outstanding common shares.
Post-IPO Articles of Association
Object of the Company
Our object will be set forth in Section of our articles of association and is to            .
Powers of the Directors
Our board of directors will have the responsibility for our organization and the oversight of the management of our affairs. Furthermore, our board of directors shall supervise the performance of our chief executive officer and his or her actions. Our board of directors may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.
Number of Directors
Our articles of association will provide that our board of directors shall consist of      members. Our board of directors currently has      members.

Rights Attached to Shares
All of the common shares will have equal rights to our assets and earnings, and will be entitled to one vote at the general meeting. At the general meeting, every shareholder may vote to the full extent of their shares held or represented, without limitation. Each common share will entitle the shareholder to the same preferential rights related to issues of shares, warrants and convertible debentures relative to the number of shares they own and will have equal rights to dividends and any surplus capital upon liquidation. Shareholders’ rights will only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares will not be subject to any restrictions.
Preemptive Rights
Under the Swedish Companies Act, shareholders of any class of shares will generally have a preemptive right to subscribe for shares and other equity related securities issued of any class in proportion to their shareholdings. Shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If an offering is not fully subscribed for based on subscription rights, shares may be allocated to subscribers without subscription rights. The preemptive right to subscribe does not apply in respect of shares issued paid for with non-cash consideration or of shares issued pursuant to convertible debentures or warrants previously issued by the company.
The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a general meeting, or by the board of directors if the board resolution is preceded by an authorization therefor from the general meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the board of directors to do the same must be passed by two-thirds of both the votes cast and the shares represented at the general meeting resolving on the share issue or the authorization of the board of directors.
Voting at Shareholder Meetings
Under the Swedish Companies Act, shareholders entered into the shareholders’ register as of the record date are entitled to vote at a general meeting (in person or by appointing a proxyholder). In accordance with our articles of association, shareholders must give notice of their intention to attend the general meeting in accordance with the instructions of, and no later than the date specified in, the notice. Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporarily registered as a shareholder and entered into the shareholders’ register at the record date. The rights described herein do not apply to holders of ADSs. See “Description of American Depositary Shares.”
Shareholder Meetings
The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear Sweden AB six banking days, excluding Saturdays, Sundays, Midsummer Eve, Christmas Eve, New Year’s Eve and holidays in accordance with the Swedish Public Holiday law (Sw. Lag (1989:253) om allmänna helgdagar) and nominees may continue to register voting rights up and until the fourth banking day, before the meeting and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a proxyholder. All shareholders will have the same participation and voting rights at general meetings. At the annual general meeting, inter alia, members of the board of directors are elected, and a vote is held on whether each individual board member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the board of directors and the auditors, and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. See “— Differences in Corporate Law — Shareholder Vote on Certain Transactions.”

Shareholders will have the right to ask questions to our board of directors and managers at general meetings which pertain to the business of the company and also have an issue brought forward at the general meeting. In order for us to include the issue in the notice of the annual general meeting, a request of issue discussion must be received by us normally seven weeks before the meeting. Any request for the discussion of an issue at the annual general meeting shall be made to the board of directors. The board shall convene an extraordinary general meeting, if shareholders who together represent at least 10% of all shares in the company so demand in writing to discuss or resolve on a specific issue.
The arrangements for the calling of general meetings are described below in “— Differences in Corporate Law — Annual General Meeting” and “— Differences in Corporate Law — Special Meeting.”
Notices
The Swedish Companies Act requirements for notice are described below in “— Differences in Corporate Law — Notices.”
Subject to our articles of association, we must publish the full notice of a general meeting by way of press release, on our website and in the Swedish Official Gazette, and must also publish in the Svenska Dagbladet, a daily Swedish newspaper, that such notice has been published. The notice of the annual general meeting and a notice including a proposal to amend the articles of association of any extraordinary general meeting must be published no sooner than six weeks and no later than four weeks before the date of the meeting. The notice must include an agenda listing each item that shall be voted upon at the meeting and a summary of each proposal that is not of minor significance for us. The notice of any other extraordinary general meetings will be published no sooner than six weeks and no later than two weeks before the date of the meeting.
Record Date
Under the Swedish Companies Act, in order for a shareholder to participate in a shareholders’ meeting, the shareholder must have its shares registered in its own name in the share register on the sixth banking day, with the possibility for nominee registered shareholders to register voting rights up and until the fourth banking day, as described above prior to the date of the general meeting. In accordance with section of our articles of association, shareholders must give notice of their intention to attend the shareholders’ meeting no later than the date specified in the notice.
Amendments to the Articles of Associations
Under the Swedish Companies Act, an amendment of our articles of association requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of amendment, however, any amendment must be approved by not less than two-thirds of the votes cast and represented at the meeting. The board of directors is not allowed to make amendments to the articles of association absent shareholder approval.
Provisions Restricting Change of Control of Our Company
Neither our articles of association nor the Swedish Companies Act contains any restrictions on change of control.
Differences in Corporate Law
The applicable provisions of the Swedish Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of, inter alia, the Swedish Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. We are not subject to Delaware law but are presenting this description for comparative purposes. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Swedish law.

Number of Directors
Sweden. Under the Swedish Companies Act, a public limited company shall have a board of directors consisting of at least three directors. Not less than one-half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registration Office). The actual number of board members shall be determined by a shareholders’ meeting, within the limits set out in the company’s articles of association. In addition, under certain circumstances employee representatives are entitled to be represented on the board of directors without an election at a shareholders’ meeting according to the Swedish Board Representation Act (Private Sector Employees) (Sw. lag (1987:1245) om styrelserepresentation för de privatanställda).	Delaware. Under the Delaware General Corporation Law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Delaware General Corporation Law does not address director independence, though Delaware courts have provided general guidance as to determining independence, including that the determination must be both an objective and a subjective assessment.
Removal of Directors
Sweden. Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast.	Delaware. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.
Vacancies on the Board of Directors
Sweden. Under the Swedish Companies Act, if a director’s tenure should terminate prematurely, the election of a new director may be deferred until the time of the next annual general meeting, providing there are enough remaining directors to constitute a quorum.	Delaware. Under the Delaware General Corporation Law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting
Sweden. Under the Swedish Companies Act, within six months of the end of each fiscal year, the shareholders shall hold an annual general meeting at which the board of directors shall present the annual report and auditor’s report and, for a parent company which is obliged to prepare group accounts, the group accounts and the auditor’s report for the group. Shareholder meetings shall be held in the city stated in the articles of association. The minutes of a shareholders’ meeting must be made available to the shareholders at the office of the company no later than two weeks after the meeting and a copy of the minutes shall be sent to those shareholders who so request and who state their postal address.	Delaware. Under the Delaware General Corporation Law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws. If a company fails to hold an annual meeting or fails to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date was designated, 13 months after either the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, whichever is later, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The Delaware General Corporation Law does not require minutes of stockholders’ meetings to be made public.
Special Meeting
Sweden. Under the Swedish Companies Act, the board of directors shall convene an extraordinary general meeting if a shareholder minority representing at least ten per cent of the company’s shares or the auditor of the company so demands, and the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold an extraordinary general meeting prior to the next annual general meeting.	Delaware. Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notices
Sweden. Under the Swedish Companies Act, a shareholders’ meeting must be preceded by a notice. The notice of the annual general meeting of shareholders and a notice including a proposal to amend the articles of association of any general meeting of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of the meeting. In general, notice of other extraordinary general meetings must be issued no sooner than six weeks and no later than two weeks before the date of the meeting. Public companies must always notify shareholders of a general meeting by an announcement in the Swedish Official Gazette, and if the articles of association provide for it, by advertisement in a Swedish newspaper, and by making the notice available on the company’s website.	Delaware. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Preemptive Rights
Sweden. Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for non-cash consideration or of shares issued pursuant to convertible debentures or warrants previously issued by the company. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds of the votes cast and shares represented at the shareholders’ meeting resolving upon the issue.	Delaware. Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.
Shareholder Vote on Certain Transactions
Sweden. In matters which do not relate to elections and are not otherwise governed by the Swedish Companies Act or the articles of association, resolutions shall be adopted at the	Delaware. Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease general meeting by a simple majority of the votes cast. In the event of a tied vote, the chairman shall have the casting vote. For matters concerning securities of the company, such as new share issuances, and other transactions such as mergers, and a change from a public to a private company (or vice-versa), the articles of association may only prescribe thresholds which are higher than those provided in the Swedish Companies Act.
Unless otherwise prescribed in the articles of association, the person who receives the most votes in an election shall be deemed elected. In general, a resolution involving the alteration of the articles of association shall be valid only when supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the general meeting. The Swedish Companies Act lays out numerous exceptions for which a higher threshold applies, including restrictions on certain rights of shareholders, limits on the number of shares shareholders may vote at the general meeting, directed share issues to directors, employees and other closely related parties, and changes in the legal relationship between shares.	or exchange of all or substantially all of a corporation’s assets or dissolution requires: (i) the approval of the board of directors; and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.
Stock Exchange Listing
We intend to apply to list our ADSs on Nasdaq under the trading symbol “OLK.”
Transfer Agent and Registrar of Shares
Our share register is maintained by Euroclear Sweden AB. The share register reflects only record owners of our common shares. Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the common shares underlying our ADSs. Holders of our ADSs have a right to receive the common shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
           has agreed to act as the depositary bank for the American Depositary Shares.                 ‘s depositary offices are located at                 . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is                 , located at                 .
We will appoint                 as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement will be filed with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-         when retrieving such copy.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, common shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of Sweden, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the common shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the common shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, commonly referred to as the direct registration system, or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the holder. When we refer to you, we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the common shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable common shares with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Swedish laws and regulations.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-share ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to subscribe for additional common shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.
The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new common shares other than in the form of ADSs.
The depositary bank will not distribute the rights to you if:
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We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

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We fail to deliver satisfactory documents to the depositary bank; or

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It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.
The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Sweden would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, common shares or rights to subscribe for additional common shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.
The depositary bank will not distribute the property to you and will sell the property if:
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We do not request that the property be distributed to you or if we request that the property not be distributed to you;

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We do not deliver satisfactory documents to the depositary bank; or

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The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.
Changes Affecting Common Shares
The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Common Shares
Upon completion of the offering, the common shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the common shares underlying the ADSs that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.
After the closing of the offering, the depositary bank may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Swedish legal considerations applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.
When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:
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The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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All preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.

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You are duly authorized to deposit the common shares.

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The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

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The common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:
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ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

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provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

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provide any transfer stamps required by the State of New York or the United States; and

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pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Common Shares Upon Cancellation of ADSs
As a holder of ADSs, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares held in respect of the ADSs may be limited by U.S. and Swedish legal considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except for:
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Temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

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Obligations to pay fees, taxes and similar charges.

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Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Share Capital and Articles of Association — Common Shares — Post-IPO Articles of Association — Rights Attached to Shares.”
At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the depositary bank timely receives valid voting instructions from a holder of ADSs as of the applicable record date, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions and in accordance with Swedish law (which may include temporary registration of the securities in the name of the applicable beneficial owner or designated nominee). In order to provide valid voting instructions, an ADS holder may be required to provide us and the depositary with such information about, and documents pertaining to, the applicable holders and beneficial owners of the ADSs being voted.
Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:
Service	Fees
Issuance of ADSs (such as an issuance of ADS upon a deposit of common shares, upon a change in the ADSs-to-shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)	Up to U.S. per ADS issued
Cancellation of ADSs (such as a cancellation of ADSs for delivery of deposited property, upon a change in the ADSs-to-shares ratio, or for any other reason)	Up to U.S. per ADS cancelled
Distribution of cash dividends or other cash distributions (such as upon a sale of rights and other entitlements)	Up to U.S. per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs	Up to U.S. per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (such as upon a spin-off)	Up to U.S. per ADS held
ADS services	Up to U.S. per ADS held on the applicable record date established by the depositary bank
Registration of ADS transfers (such as upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. per ADS (or fraction thereof) transferred
Conversion of ADSs of one series for ADSs of another series (such as upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).	Up to U.S. per ADS (or fraction thereof) converted
As an ADS holder you will also be responsible to pay certain charges such as:
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taxes (including applicable interest and penalties) and other governmental charges;

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the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

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certain cable, telex and facsimile transmission and delivery expenses;

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the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

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the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

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the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Amendments and Termination
We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders of ADRs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the common shares represented by ADSs and to direct the depositary of such common shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.
Books of Depositary
The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary bank will maintain in           facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Transmission of Notices, Reports and Proxy Soliciting Material
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of ADSs that we make generally available to ADS holders. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:
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We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Incorporation and By-laws or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
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We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation and By-laws or in any provisions of or governing the securities on deposit.

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We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

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We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

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We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

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No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

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Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

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Nothing in the deposit agreement precludes           (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates           to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:
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Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

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Distribute the foreign currency to holders for whom the distribution is lawful and practical.

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Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial
The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of                 . The rights of holders of common shares represented by ADSs are governed by the laws of Sweden.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common shares or ADSs . Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of our ADSs prevailing from time to time and could impair our future ability to raise equity capital.
Based on the number of common shares outstanding as of December 31, 2020, upon completion of the Restructuring and assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have outstanding an aggregate of           common shares (including ADSs) following this offering. All of the ADSs to be sold in this offering (representing           common shares), and any ADSs sold upon exercise of the underwriters’ option to purchase additional ADSs, will be freely tradable in the U.S. public market without restriction or further registration under the Securities Act, unless the ADSs are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act (subject, in each case, to the terms of the lock-up agreements referred to below, as applicable). The number of ADSs available for sale immediately after this offering will be the number sold in this offering less any ADSs held by our directors, officers and substantially all shareholders are subject to lock-up agreements through 180 days after the date of this prospectus. The common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States on Nasdaq only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act.
Lock-up Agreements
We expect that all of our directors and executive officers and substantially all shareholders will agree, subject to limited exceptions, with the underwriters not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, common shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Underwriting.”
Rule 144
In general, persons who have beneficially owned restricted common shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:
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the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

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we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

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we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates
Persons seeking to sell securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above.
They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
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1% of the number of common shares then outstanding (including in the form of ADSs), which will equal approximately            common shares immediately after the consummation of this offering based on the number of common shares outstanding as of December 31, 2020; or

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the average weekly trading volume of our common shares in the form of ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Regulation S
Regulation S under the Securities Act, or Regulation S, provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold outside the United States without registration in the United States being required.
In addition, Regulation S provides that any common shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we were a foreign private issuer at the time of issuance, subject to limitations on affiliate resales and contractual lock-up agreements.

MATERIAL INCOME TAX CONSIDERATIONS
The following summary contains a description of material Swedish and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire common shares or ADSs in this offering.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of certain material U.S. federal income tax considerations for U.S. Holders (defined below) with respect to their ownership and disposition of our common shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs. This discussion applies only to a U.S. Holder that is an initial purchaser of the common shares or ADSs pursuant to the offering and that holds our common shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

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dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding common shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares or ADSs;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities or government organizations;

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S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons holding our common shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of our outstanding common shares or ADS.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of common shares or ADSs.
The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the Convention Between the Government of the United States and the Government of Sweden for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on September 1, 1994 or the U.S.-Sweden Tax Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein  —  possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs and is:
(i) An individual who is a citizen or individual resident of the United States;
(ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS. Consistent therewith, no gain or loss would be recognized upon an exchange of ADSs for common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS could take actions that are inconsistent with the beneficial ownership of the underlying security. Therefore, actions taken by such intermediaries could affect the tax treatment of holding an ADS, including with respect to the creditability of foreign taxes, if any, and claiming a reduced tax rate, described below, on any dividends received by certain non-corporate holders.
PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
PFIC Rules
A non-U.S. corporation will be classified as a passive foreign investment company, or a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We do not believe we were classified as a PFIC during the taxable year ended December 31, 2019 and, based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, no assurances regarding our PFIC status can be provided for the current taxable year or any past or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Moreover, the value of our assets generally will be determined, in part, by reference to the market price of our ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the common shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such election is available.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund,” or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we were a PFIC or (ii) our common shares or ADSs constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares or ADSs;

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the amount allocated to the current taxable year of disposition or distribution, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares or ADSs cannot be treated as capital, even if a U.S. Holder holds the common shares or ADSs as capital assets. In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.
Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of a distribution on, or disposition of, our common shares or ADSs.
If a U.S. Holder makes an effective QEF Election, with respect to a PFIC, it will be taxed currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions were received. Any distributions we make out of our earnings and profits that were previously included in such a U.S. Holder’s income under the QEF election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its common shares would be increased by an amount equal to any income included under the QEF election and decreased by any amount distributed on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of its common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares, each as determined in U.S. dollars. Once made, a QEF election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF election can be revoked only with the consent of the IRS.
If a QEF election is not in effect for the first taxable year in the U.S. Holder’s holding period in which we are a PFIC, a QEF election generally can only be made if the U.S. Holder elects to make an applicable deemed sale or deemed dividend election on the first day of its taxable year in which the PFIC becomes a QEF pursuant to the QEF election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above.

Alternatively, U.S. Holders can avoid the interest charge on excess distributions or gain relating to the common shares or ADSs by making a mark-to-market election with respect to the common shares or ADSs, provided that the common shares or ADSs are “marketable.” Common shares or ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Nasdaq is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the common shares or ADSs.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the common shares or ADSs over the fair market value of the common shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the common shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS, unless the common shares or ADSs cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES OR ADSs.
Taxation of Distributions
Subject to the discussion above under “PFIC rules,” distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussions above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” if we are a “qualified foreign corporation” and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder.

The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of common shares or ADSs or rights to acquire common shares or ADSs) will be the fair market value of such property on the date of distribution.
For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.
Sale or Other Taxable Disposition of Common Shares and ADSs
Subject to the discussion above under “PFIC rules,” gain or loss realized on the sale or other taxable disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares or ADSs for more than one year at the time of sale or other taxable disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Subject to the PFIC rules described above, the long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the common shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the common shares or ADSs, subject to certain exceptions (including an exception for common shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the common shares or ADSs.
Material Swedish Tax Considerations
The following is a summary of certain material Swedish tax issues for holders of common shares or ADSs that are not resident in Sweden for tax purposes. The summary is based on current legislation and is intended to provide general information only. The summary does not cover, inter alia, the special rules regarding tax-free dividends that may be applicable when investors hold common shares or ADSs that are deemed to be held for business purposes (for tax purposes), foreign companies conducting business through a permanent establishment in Sweden, or foreign companies that have been Swedish companies. Each person considering an investment in common shares or ADSs is advised to consult an independent tax advisor as to the tax consequences that could arise from the acquisition, ownership and disposition of the common shares or ADSs.
Taxation of Dividends
For holders not resident in Sweden for tax purposes that receive dividends on common shares or ADSs of a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, such as payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of a certain class. The withholding tax rate is 30%. The tax rate is, however, generally reduced under an applicable tax treaty. For example, under the U.S.-Sweden Tax Treaty the tax rate on dividends paid to U.S. holders entitled to the benefits of the U.S.-Sweden Tax Treaty should not exceed 15%. In Sweden, withholding tax deductions are normally carried out by Euroclear Sweden AB or, in respect of nominee-registered shares, by the nominee. The tax treaties Sweden has entered into generally enable the withholding tax deduction to be made in accordance with the tax rate stipulated in the treaty, provided that Euroclear Sweden AB or the nominee, as applicable, has received the required information concerning the tax residency of the investor entitled to the dividend (this applies also under the U.S.  —  Sweden tax treaty). Furthermore, investors entitled to reduced tax rates under applicable tax treaties may claim a refund from the Swedish tax authorities within five calendar years following the year the dividend was distributed if the full withholding tax rate at 30% has been withheld.
Taxation of Capital Gains
Holders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of common shares or ADSs. Holders of common shares or ADSs may, however, be subject to taxation in their state of residence.
According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of common shares or ADSs if they have been residents of Sweden due to a habitual abode in Sweden or a stay in Sweden for six consecutive months at any time during the calendar year of disposal or the ten calendar years preceding the year of disposal. In a number of cases though, the applicability of this rule is limited by tax treaties. The applicability of this rule may be limited under the U.S.-Sweden Tax Treaty.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.
Underwriters	Number of ADSs
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Total
The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to           additional ADSs from us.
Paid by us
	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$
ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $      per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.
We and our executive officers, directors, and holders of substantially all of our equity securities and securities convertible into or exchangeable for our equity securities have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their equity securities or securities convertible into or exchangeable for equity securities during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.
Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the ADSs on Nasdaq under the symbol “OLK”.
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market.      In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $      .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a Relevant State), no securities (the Securities) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Securities shall require the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
Each Underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the FSMA)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant

Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32)
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland.
Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, the Company, or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.
United Arab Emirates
The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

EXPENSES OF THIS OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, Nasdaq listing fee and the filing fee payable to FINRA, all amounts are estimates.
Amount to be Paid
SEC registration fee	$	*
Nasdaq listing fee		*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total		*

*
To be filed by amendment.

LEGAL MATTERS
The validity of our ADSs and certain other matters of Swedish law and U.S. federal law will be passed upon for us by Advokatfirman Delphi KB, Stockholm, Sweden and Goodwin Procter LLP, New York, NY, respectively. Legal counsel to the underwriters in connection with this offering are Cooley LLP, Boston, MA and Advokatfirmaet Schjødt AS, filial, Stockholm, Sweden.
EXPERTS
The financial statements of Olink Proteomics Holding AB and its subsidiaries for the period from January 1, 2019 to March 7, 2019 included in this prospectus have been so included in reliance on the report (which contains a qualification relating to the omission of comparative figures and required transition disclosures and a balance sheet from the financial statements) of ÖhrlingsPricewaterhouseCoopers AB, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Knilo HoldCo AB and its subsidiaries as of December 31, 2019 and for the period from January 4, 2019 through December 31, 2019 included in this prospectus have been so included in reliance on the report of ÖhrlingsPricewaterhouseCoopers AB, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The registered business address of Öhrlings PricewaterhouseCoopers AB is Torsgatan 21, 113 97 Stockholm, Sweden.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
We are incorporated and currently existing under the laws of Sweden. In addition, certain of our directors and officers reside outside of the United States and substantially all of the assets of our subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws. In addition, uncertainty exists as to whether the courts of Sweden would:
•
recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in Sweden against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The United States and Sweden currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In order to obtain a judgment which is enforceable in Sweden, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Sweden. Such party may submit to the Swedish court the final judgment rendered by the U.S. court. This court will have discretion to attach such weight to the judgment rendered by the relevant U.S. court depending on the circumstances. Circumstances that may be relevant to the Swedish court in deciding to give conclusive effect to a final and enforceable judgment of such court in respect of the contractual obligations thereunder without re-examination or re-litigation of the substantive matters adjudicated upon include whether: (i) the court involved accepted jurisdiction on the basis of internationally recognized grounds to accept jurisdiction, (ii) the proceedings before such court are in compliance with principles of proper procedure, (iii) such judgment is not contrary to the public policy of Sweden and (iv) such judgment is not incompatible with a judgment given between the same parties by a Swedish court or with a prior judgment given between the same parties by a foreign court in a dispute concerning the same subject matter and based on the same cause of action, provided such prior judgment is fulfils the conditions necessary for it to be given binding effect in Sweden. Swedish courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Swedish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.
Swedish civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swedish law.
Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in Sweden judgments in civil and commercial matters obtained from U.S. federal or state courts. However, no assurance can be given that those judgments will be enforceable. In addition, it is doubtful whether a Swedish court would accept jurisdiction and impose civil liability in an original action commenced in Sweden and predicated solely upon U.S. federal securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
The SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC. We maintain a corporate website at www.olink.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
As a foreign private issuer, we are also exempt from the requirements of Regulation FD which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required of U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, or at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are only liable for violations of the rules and regulations of the SEC that apply to us as a foreign private issuer.
We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all holders of ADSs such notices and all such other reports and communications received by the depositary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Olink Proteomics Holding AB
Qualified Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income and other comprehensive income, changes in equity and cash flows of Olink Proteomics Holding AB and its subsidiaries (the “Company”) for the period from January 1, 2019 to March 7, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, except for the effects of the matter described in the following paragraph, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period from January 1, 2019 to March 7, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As discussed in Note 2.1, the accompanying financial statements are not presented in accordance with IFRS 1, First-time adoption of International Financial Reporting Standards, as they do not include comparative figures or required transition disclosures or a balance sheet, which constitute departures from International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Qualified Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ ÖhrlingsPricewaterhouseCoopers AB
Stockholm, Sweden
December 11, 2020
We have served as the Company’s auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Knilo HoldCo AB
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Knilo HoldCo AB and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for the period from January 4, 2019 (date of incorporation) through December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ ÖhrlingsPricewaterhouseCoopers AB
Stockholm, Sweden
December 11, 2020
We have served as the Company’s auditor since 2016.

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Amounts in thousands of U.S. Dollars	Note	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Revenue	5	$41,693	$4,625
Cost of goods sold	6	(13,018)	(1,254)
Gross profit		28,675	3,371
Selling expenses	6	(8,247)	(9,011)
Administrative expenses	6	(26,609)	(709)
Research and development expenses	6	(4,845)	(1,676)
Other operating income		363	310
Operating loss		(10,663)	(7,715)
Financial income	8	7	242
Financial expenses	8	(7,874)	(27)
Loss before tax		(18,530)	(7,500)
Income tax	9	652	(332)
Net loss for the period (Attributable to shareholders of the Parent)		$(17,878)	$(7,832)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		2,599	(408)
Other comprehensive income/(loss) for the period, net of tax		2,599	(408)
Total comprehensive loss for the period, net of tax		$(15,279)	$(8,240)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(15,279)	$(8,240)
Basic and diluted loss per share	22	$(0.83)	$(45.80)
The accompanying notes are an integral part of the Consolidated Financial Statements of the Successor
and Predecessor, respectively.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 (SUCCESSOR)
Amounts in thousands of U.S. Dollars	Note	Successor As of December 31, 2019
ASSETS
Non-current assets
Intangible assets	12	$302,404
Property, plant and equipment	13	2,741
Right-of-use assets	14	4,781
Deferred tax assets	9	10
Other long-term receivables	15	127
Total non-current assets		310,063
Current assets
Inventories	16	11,888
Trade receivables	17	17,444
Other receivables	18	317
Prepaid expenses and accrued income		1,045
Cash at bank and in hand		6,162
Total current assets		36,856
TOTAL ASSETS		$346,919
EQUITY
Share capital	19	22,124
Other contributed capital	19	199,121
Reserves		2,599
Accumulated losses		(17,878)
Total equity attributable to shareholders of the Parent		$205,966
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	15	56,278
Deferred tax liabilities	9	30,345
Total non-current liabilities		86,623
Current liabilities
Interest-bearing loans and borrowings	15	44,134
Accounts payable		2,056
Current tax liabilities	9	2,752
Other current liabilities	20	5,388
Total current liabilities		54,330
Total liabilities		$140,953
TOTAL EQUITY AND LIABILITIES		$346,919
The accompanying notes are an integral part of the Consolidated Financial Statements of the Successor
and Predecessor, respectively.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Predecessor
Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated losses	Total equity
At January 1, 2019	19	$6	$9,716	$(967)	$7,328	$16,083
Net loss for the period		—	—	—	(7,832)	(7,832)
Other comprehensive loss for the period		—	—	(408)	—	(408)
Total comprehensive loss for the period		—	—	(408)	(7,832)	(8,240)
Transactions with shareholders in their role as owners
New share issue		—	8,417	—	—	8,417
Non-registered share capital		—	323	—	—	323
Shareholders’ contributions		—	565	—	—	565
At March 7, 2019	19	$6	$19,021	$(1,375)	$(504)	$17,148
Successor
Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated losses	Total equity
At Jan 4, 2019	19	$5	$—	$—	$—	$5
Net loss for the period		—	—	—	(17,878)	(17,878)
Other comprehensive income for the period		—	—	2,599	—	2,599
Total comprehensive loss for the period		—	—	2,599	(17,878)	(15,279)
Transactions with shareholders in their role as owners
Shareholders’ contributions		—	48	—	—	48
New share issue	19	22,119	199,073	—	—	221,192
At December 31, 2019	19	$22,124	$199,121	$2,599	$(17,878)	$205,966
The accompanying notes are an integral part of the Consolidated Financial Statements of the Successor
and Predecessor, respectively.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Amounts in thousands of U.S. Dollars	Notes	Successor For the period from January 4, 2019 through December 31, 2019	Predecessor For the period from January 1, 2019 through March 7, 2019
Operating activities
Loss before tax		$(18,530)	$(7,500)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	12, 13, 14	9,157	221
Finance expense/(income)	8	7,867	(215)
Foreign currency exchange		(163)	(236)
Changes in working capital:
(Increase) in inventories		(2,798)	(401)
(Increase)/Decrease in accounts receivable		(13,376)	8,910
Decrease/(Increase) in other current receivables		8,616	(9,825)
Increase/(Decrease) in trade payables		224	(254)
(Decrease)/Increase in other current liabilities		(6,890)	6,457
Interest received		7	242
Interest paid		(5,154)	(8)
Income tax received/(paid)		15	(33)
Cash flow used in operating activities		$(21,025)	$(2,642)
Investing activities
Purchase of intangible assets	12	(9)	—
Purchase of property, plant and equipment	13	(689)	(125)
Acquisition of subsidiaries, net of cash acquired	11	(289,195)	—
Investment in other non-current financial assets		(63)	(64)
Cash flow used in investing activities		$(289,956)	$(189)
Financing activities
Proceeds from issue of share capital	19	221,197	8,740
Proceeds from interest-bearing liabilities	15	93,278	—
Payment of principal portion of lease liability	15	(749)	(23)
Received from shareholder contributions		48	565
Cash flow from financing activities		$313,774	$9,282
Net cash flow during the period		2,793	6,451
Cash at bank and in hand at the beginning of the period		—	3,524
Net foreign exchange difference		3,369	212
Cash at bank and in hand at the end of the period		$6,162	$10,187
The accompanying notes are an integral part of the Consolidated Financial Statements of the Successor
and Predecessor, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
1. General Information
Successor
Knilo HoldCo AB (the “Parent”) was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Parent was incorporated on January 4, 2019 for the purpose of the acquisition of Olink Proteomics Holding AB (“Olink Holdings”) and its subsidiaries. Olink Holdings business address is Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.
The Parent has no operations and owns 100% of Knilo BidCo AB, a company incorporated on 4 January 2019 under the laws of Sweden and has its registered office in Uppsala, Sweden. Knilo BidCo AB owns 100% of Olink Holdings. Knilo BidCo AB was used to acquire Olink Holdings on March 7, 2019 (“Olink Acquisition”). Between January 4, 2019 and March 7, 2019, the activities of the Parent and Knilo BidCo AB related only to the preparation for the Olink Acquisition.
The ultimate parent of Knilo HoldCo AB is Summa Equity Holding AB, Stockholm, Sweden.
When referring to the Parent and its subsidiaries collectively, they are referred to herein as the “Successor”.
Predecessor
Until March 7, 2019 Olink Holdings’ parent entity was Nexttobe AB, Uppsala, Sweden. The ultimate parent of Olink Holdings was Lyftet Holding BV, Amsterdam, The Netherlands.
When referring to Olink Proteomics Holding AB and its Subsidiaries collectively, they are referred to herein as the “Predecessor”.
Successor and Predecessor
When referring to the Successor and Predecessor equally, they are referred to herein as “the Companies”. The Companies develop, produce, market and sell biotechnological products and services along with thereof related activities.
These Companies’ financial statements were authorized for issue by the Board of Directors on December 11, 2020.
2.
Significant Accounting Policies

The principal accounting policies applied in the preparation of these Successor and Predecessor consolidated financial statements are set out below. These policies have been consistently applied to the Successor and Predecessor consolidated financial statements for all periods presented, unless otherwise stated. Unless otherwise stated, all amounts are in thousands of U.S. Dollars.
2.1
Basis of preparation

The Successor consolidated financial statements, comprise the consolidated balance sheet of Successor as of December 31, 2019 and the related consolidated statement of income and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the period from January 4, 2019 (date of incorporation) through December 31 2019 (the “Successor Consolidated Financial Statements”). The Predecessor consolidated financial statements, comprise the consolidated statement of income and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the period from January 1, 2019 through March 7, 2019 (the “Predecessor Consolidated Financial Statements”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
As a result of the Olink Acquisition on March 7, 2019, Successor carries forward and continues to operate the Predecessor business as of that date. The Successor and Predecessor consolidated financial statements have been prepared with a “black line presentation”, whereby a vertical black line separates the Successor and the Predecessor consolidated financial statements. In addition, relevant footnotes have been presented for the Successor and Predecessor with the “black line presentation” to distinctly highlight the periods pre and post-acquisition and their lack of comparability.
The Successor and Predecessor consolidated financial statements are prepared for the purpose of the confidential filing with the U.S. Securities and Exchange Commission in connection with a proposed Nasdaq listing in the U.S. As effectiveness is planned on the basis of a Form F-1 that is to include 2020 Successor financial statements together with 2019 Successor and Predecessor financial statements, the Predecessor Consolidated Financial Statements do not include comparative figures, required IFRS 1 transition disclosure or a balance sheet as these items are not expected to be included in the effective Form F-1 of the Companies. The exclusion of these items from the Predecessor consolidated financial statement constitute departures from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Except for the departure from IFRS described above, related to the Predecessor Consolidated Financial Statements, the Successor and Predecessor consolidated financial statements, as defined below, are presented and prepared in accordance with IFRS as issued by the IASB.
The preparation of Successor and Predecessor consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies of Successor and Predecessor. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Successor and Predecessor consolidated financial statements are disclosed in note 3.
The Predecessor adopted IFRS as of January 1, 2018 and the Successor adopted IFRS from January 4, 2019, the date of its inception. As such, IFRS 1, First Time Adoption of IFRS disclosure requirements are not presented in the Successor or Predecessor consolidated financial statements. Furthermore, the Predecessor also adopted IFRS 16 as of January 1, 2018 as required by IFRS 1. The Successor and Predecessor consolidated financial statements have been prepared using the historical cost measurement basis. There are no financial assets and liabilities measured at fair value on a recurring basis.
New and amended standards not yet applied
The following new and amended accounting standards have been issued by the IASB. They may affect future financial statements. The Companies have not early adopted before their effective date.
An amendment to IFRS 3 ‘Business combinations’ was issued in October 2018 and will be implemented by the Successor in 2020. The amendment clarifies the definition of a business and permits a simplified initial assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendment will apply prospectively to acquisitions completed after its implementation date and will not change the accounting for any acquisitions before that date.
‘Interest rate benchmark reform — Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued in September 2019 and will be implemented by the Successor from January 1, 2020.
The amendments are not expected to have a material impact on the results or financial position of the Successor.
2.2
Basis of consolidation

The Successor and Predecessor consolidated financial statements comprise the financial statements of the Companies and its subsidiaries each period presented. Control is achieved when the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Companies are exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Such subsidiaries are consolidated from the date on which control is transferred to the Companies and are deconsolidated from the date that control ceases.
Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Companies gain control until the date the Companies ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
2.3
Significant Accounting Policies

i.
Business combinations

Business combinations are accounted for using the acquisition accounting method. Consideration transferred, identifiable assets and liabilities assumed are measured at fair value at acquisition date.
Where the consideration transferred, together with any noncontrolling interest, exceeds the fair value of the assets acquired and liabilities assumed, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the consolidated statement of income in the period in which they are incurred. Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.
ii.
Foreign currency translation

Functional and presentation currency
The Successor and Predecessor consolidated financial statements are presented in U.S. Dollars. For each subsidiary, the Companies determine the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. In all cases the functional currency of a subsidiary is that of the primary country of operations of that subsidiary. The Companies use the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.
Transactions and balances
Foreign currency transactions of the Companies are translated into the functional currency using the exchange rates prevailing on the transaction dates.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Non-monetary assets and liabilities measured in terms of historic cost in a foreign currency are translated into the functional currency using the exchange rates prevailing on the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined.
Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of income.
Translation of foreign subsidiaries
The results and the financial position for all the Companies’ foreign subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars, as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
•
Assets and liabilities at each balance sheet date are translated using the exchange rates prevailing at that balance sheet date;

•
Period income statements are translated using the average exchange rate prevailing at the corresponding month;

•
Exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss; and,

•
Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the exchange rate at the balance sheet date.

iii.
Revenue recognition

The Companies receive revenue from contracts with customers from the sale of its products in the form of kits and from services. The companies also provide custom development services. Value added tax and other sales taxes are excluded from revenue.
Kit and Services
Revenue from the sale of kits is recognized at the point in time when control of the products has transferred to the customer. Control primarily transfers when the products are received by the customer, typically when the products clear the destination country customs.
Revenue from the services is also recognized at the point in time that the results of the analysis are transferred electronically to the customer.
The majority of the above contracts relate to sales orders containing single bundled performance obligations for the delivery of kits or the performance of services at fixed prices. Contracts with customers do not contain variable consideration. The Companies do not usually accept returns or give rebates. Revenue is not recognized in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The average duration of a sales order is less than 1 month.
Custom development services
Revenue from the performance of custom development services is recognized over time since control is transferred to the customer based on the extent of progress towards completion of the obligation. These contracts contain a single bundled performance obligation being the provision of custom development services of panels. Custom development projects are quoted at fixed process and extend over several months. The Companies generally use an input method to determine the progress completed of custom development service arrangements because there is a direct relationship between the effort (i.e. based on costs incurred against expected total costs) and the transfer of service to the customer.
The average duration of a service contracts is less than 12 months.
iv.
Research and development

Research and development expenditure is charged to the consolidated statement of income in the period in which it is incurred. The Companies development expenditure does not meet the requirements for recognition as an asset.
v.
Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Companies where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)

Leases

The Companies recognise right of use assets under lease arrangements in which it is the lessee. Rights to use assets owned by third parties under lease agreements are capitalised at the inception of the lease and recognized on the consolidated balance sheet. The corresponding liability to the lessor is recognized as a lease obligation within current and non-current liabilities. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments.
Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Non-lease components are accounted for separately from the lease components.
At the commencement date of the lease, the Companies recognise lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments do not include variable lease payments, which are expensed as incurred unless they depend on an index or rate. In calculating the present value of lease payments, the Companies use their incremental borrowing rate (“IBR”) at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The IBR is calculated at the rate of interest at which the Companies would have been able to borrow for a similar term and with a similar security to obtain a similar asset in a similar market.
If modifications or reassessments occur, the lease liability and right of use asset are re-measured.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Companies are reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

Intangible assets

Goodwill
Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.
Other intangible assets
Intangible assets are stated at cost less provisions for amortization and impairments. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Licences separately acquired or acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis, from the time they are available for use.
Customer relationships and technology acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis.
Brands acquired as part of a business combination are deemed to have indefinite useful lives. The acquired brands are well-established within the industry, as evidenced by continued demand from and collaboration with blue chip research institutions. Further, the business is expected to operate under these brands for the foreseeable future, thus supporting the indefinite classification. These intangible assets are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Licences and customer relationships have estimated useful lives of 10 years and research and development technology have estimated useful lives of 15 years. Asset lives are reviewed, and where appropriate adjusted, annually.

Property, plant and equipment

Property, plant and equipment (PP&E) includes leasehold improvements; plant and machinery; furniture fittings and equipment; and assets under construction. PP&E is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:
•
Leasehold improvements 5 years

•
Plant and machinery 5 years

•
Furniture, fittings and equipment 5 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net amount, less any proceeds, is recognized in the income statement.
ix.
Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit (“CGU”), when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement.
Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.
x.
Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost is generally determined on a first in, first out basis.

Financial instruments

Financial assets
Financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (“ECL”) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.
ECLs are recognized in the income statement on financial assets measured at amortized cost and at fair value through other comprehensive income apart from equity investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Trade receivables
Trade receivables are measured at amortized cost and are carried at the original invoice amount less ECL allowance. The ECL allowance is calculated using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The expected credit loss rate varies depending on whether, and the extent to which, settlement of the trade receivables is overdue, and it is also adjusted as appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the nature of the business, location and type of customer.
When a trade receivable is determined to have no reasonable expectation of recovery it is written off against any ECL allowance available and then to the income statement. Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.
Cash and cash equivalents
Cash and cash equivalents are measured at amortized cost and includes cash on hand and deposits held at call with financial institutions.
Bank overdrafts are shown within interest-bearing liabilities in current liabilities in the consolidated balance sheet.
Financial liabilities
Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs.
The Companies’ financial liabilities include trade and other payables, loans and borrowings (including bank overdrafts).
Loans and borrowings are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated statements of other comprehensive income over the period of the relevant borrowing.
Derivative financial instruments
The Companies do not currently enter into derivative financial instruments.

Pension obligations

The Companies operate defined-contribution plans for the benefit of its employees. The Companies’ contributions to defined contribution plans are expensed as incurred.

Current and deferred income tax

Current income tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred income tax results from temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred income tax based on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.
Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. When an economic outflow is probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability, the Companies applies a risk-based approach which accounts for the probability that the Companies would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice.
3.
Significant accounting estimates and judgements

The preparation of the Companies’ consolidated successor and predecessor financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Actual amounts and results could differ from those estimates. In the process of applying the Companies’ accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated successor and predecessor financial statements:
3.1
Fair value measurement in a business combination

Successor
On March 7, 2019 the Predecessor was acquired in a business combination. Management completed a purchase price allocation of the identified items of tangible and intangible property. Estimates were made about the future with respect to the deriving valuation models used to support the fair value of identifiable tangible and intangible property. Management used judgement in reviewing such models and allocating the purchase consideration to the assets acquired, liabilities assumed and resulting goodwill which is reflected in the Successor’s consolidated balance sheet.
Furthermore, management used judgement to consider that subsequent to the business combination no impairment indicators existed that would result in the need to perform an impairment analysis. The annual impairment test required for goodwill and indefinite lived intangible assets was performed as of December 31, 2019. Significant judgement was required in making the estimates and assumptions pertaining to establishing the recoverable amount for impairment testing.
The determination of the useful lives of acquired intangible and tangible property is a key estimate. Refer to sections vii and viii in Note 2 for further discussion of useful lives. Refer to Note 12.1 for discussion on impairment testing.
3.2
Leases

Successor and Predecessor
At initial recognition and subsequent remeasurement, management estimates are made for the term applied in a lease contract. The outcome of these estimates may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. Lease contracts may give the lessee the right to shorten or prolong a contract. Under such contracts management judgement of the lease term is required.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
The Companies cannot readily determine the interest rate implicit in the lease, therefore, it uses its IBR to measure lease liabilities. The Companies estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.
3.3
Development costs

Successor and Predecessor
The Companies have a process to determine whether development costs meet the criteria for capitalization. However, based on management’s judgement and the nature of the development activities, such criteria and in particular technical and economic feasibility is not met until the development phase is complete.
4.
Financial risk management

4.1
Financial risk factors

The Companies activities are subject to several financial risks: market risk (including exchange rate risk and interest rate risk), credit risk and liquidity risk. The Companies strive to minimise potential unfavourable effects from these risks on the Companies’ financial results.
The aim of the Companies’ financial operations is to:
•
Ensure that the Companies can meet their financial obligations timely

•
Manage financial risks; and,

•
Ensure a supply of necessary financing.

The Companies’ risk management is predominantly controlled by senior management.
Market risk — Currency risk (transaction risk)
The Companies operate internationally and are exposed to foreign exchange risk where invoicing is made in a currency other than the functional currency, primarily the U.S. dollar. Mitigation of this risk occurs naturally by partially matching costs in the same foreign currency i.e. in U.S. Dollars and obtaining borrowings, as required, in U.S. dollars. The currency risk is monitored on a regular basis. Neither the Successor nor the Predecessor entered into derivative currency arrangements during Successor and Predecessor periods, respectively.
Exposure
The Successor’s exposure to foreign currency risk, expressed in thousands of U.S. Dollars, was as follows:
	As of December 31, 2019
	U.S.$	EUR	GBP
Trade receivables	$13,581	$1,963	$261
Trade payables	290	612	15
Interest-bearing loans and borrowings	50,000	4,983	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in U.S. Dollar exchange rates against SEK as of December 31, 2019 for the Successor and as of March 7, 2019 for the Predecessor, with all other variables held constant. The impact on the Successor’s and Predecessor’s loss before tax is due to changes in the fair value of monetary assets and monetary liabilities. There is no additional impact on the components of equity because the Successor and Predecessor did not have any item that directly affected equity. The Successor’s and Predecessor’s exposure to foreign currency changes for all other currencies is not material
The Successor’s risk exposure in foreign currencies:
Impact of non-functional currency foreign exchange exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate – increase 2%	$(717)
USD/SEK exchange rate – decrease 2%	717
The Predecessor’s risk exposure in foreign currencies:
Impact of non-functional currency foreign exchange exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate – increase 2%	$50
USD/SEK exchange rate – decrease 2%	(50)
Market risk — Interest-rate risk
The Successor’s main interest rate risk arises from long-term interest-bearing liabilities with variable rates, which expose the Successor to cash flow interest rate risk. The majority of the Successor’s interest-bearing liabilities have both fixed and variable rates where margin on loans with variable interest rates vary with net leverage. The Successor’s interest-bearing liabilities at variable rate were mainly denominated U.S. Dollar and EUR. Interest rate derivative instruments were not used during the Successor and Predecessor periods. The Predecessor was not exposed to interest rate risk.
Sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in the LIBOR rate on the U.S. Dollar denominated loan. The sensitivity is not fully representative of the risk inherent in the loan because the year-end exposure does not reflect the exposure during the year. With all other variables held constant, the Successor’s loss before tax is affected through the impact on floating rate borrowings, as follows:
Impact of interest rate exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
Interest rates – increase by 10 basis points	$(13)
Interest rates – decrease by 10 basis points	13
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Companies are exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the Companies customer base tend to be blue chip global companies and therefore such customers usually have strong credit ratings. Successor’s sales are concentrated such that 63% of sales are with biopharmaceutical and academia customers based in the U.S. U.S. Dollar denominated trade receivables as of December 31, 2019 amounted to $13,581 thousand.
The maximum default risk for the Companies is equivalent to the net receivables reported in the Consolidated Financial Statements. The Companies have historically almost non-existent credit losses and based on historical data of credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. (see Note 17, ‘Trade receivables’).
The Successor’s cash at bank is held in Investment Grade credit rated banks. No ECL was recorded during the Successor and Predecessor periods.
Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2019 is not material and no credit loss reserve has been recognized.
Liquidity risk
Subsequent to the change of control that occurred on March 7, 2019 sufficient liquidity has been maintained through the provision of a loan from the Successor’s parent entity. Additionally, credit facilities at banks together with cash at bank and in hand allows the Successor to meet its liquidity risk obligations as they come due.
The following table includes an analysis of the Successor’s financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date as at December 31, 2019.
The table below summarises the maturity profile of the Successor’s financial liabilities based on contractual undiscounted payments:
As per December 31, 2019	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Loan facilities (Note 15.1)	$78,506	$4,531	$9,062	$9,062	$55,851
Loan from shareholder (Note 15.1)	41,102	41,102	—	—	—
Other interest-bearing loan entered in conjunction with loan from shareholder (Note 15.1)	1,618	1,618	—	—	—
Lease liabilities (Note 15.1)	4,904	1,539	2,977	388	—
Advance invoiced customers (Note 15.2)	1,068	1,068	—	—	—
Accounts payable (Note 15.2)	2,056	2,056	—	—	—
4.2 Capital management
For the purpose of the Companies’ capital management, capital includes issued capital, other contributed capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Companies’ capital management is to maximise the shareholder value.
Successor
Successor is an emerging growth company and during the period since the change in control occurred the Successor has received funds from its parent to support its long-term strategy and support

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
short term ramp up in production. The Successor manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. Breaches in meeting the financial covenants would permit to immediately call loans and borrowings. During the period ended December 31, 2019 Successor reported a net loss for the year of $17,878 thousand. As of and for the period ended December 31, 2019, the Successor was in compliance with all debt covenants.
The purpose of any future initial public offering will be to generate sufficient equity to support its long-term growth and provide its shareholders with sufficient returns on their investment.
5. Segment and revenue information
5.1 Description of segments and principal activities
Successor and Predecessor
Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Companies. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. Profit or loss is measured consistently with net profit or net loss in the Consolidated Financial Statements of the Successor and Predecessor, respectively. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Services. The custom operating segment and the chip and hardware operating segment have been aggregated and are included within the Corporate / Unallocated heading.
The Companies’ research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate and unallocated.
Capital expenditure consists of additions of property, plant and equipment and intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
5.2 Revenue and Gross Profit
Successor
The following table presents the Successor’s key financial information by segment:
From January 4, 2019 through December 31, 2019	Kit	Services	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$11,067	$27,739	$38,806	$2,887	$41,693
Total segment revenue	11,067	27,739	38,806	2,887	41,693
Cost of goods sold	(2,430)	(9,146)	(11,576)	(1,442)	(13,018)
Gross profit	8,637	18,593	27,230	1,445	28,675
Total Segment profit	$8,637	$18,593	$27,230	$1,445	$28,675
Selling expenses					(8,247)
Administrative expenses					(26,609)
Research and development expenses					(4,845)
Other operating income					363
Operating loss					$(10,663)
Financial income					7
Financial expenses					(7,874)
Loss before tax					$(18,530)
Income tax					652
Net loss for the period (Attributable to shareholders of the Parent)					$(17,878)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Predecessor
The following table presents the Predecessor’s key financial information by segment:
From January 1, 2019 through March 7, 2019	Kit	Services	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$1,829	$2,480	$4,309	$316	$4,625
Total segment revenue	1,829	2,480	4,309	316	4,625
Cost of goods sold	(106)	(938)	(1,044)	(210)	(1,254)
Gross profit	1,723	1,542	3,265	106	3,371
Total Segment profit	$1,723	$1,542	$3,265	$106	$3,371
Selling expenses					(9,011)
Administrative expenses					(709)
Research and development expenses					(1,676)
Other operating income					310
Operating loss					$(7,715)
Financial income					242
Financial expenses					(27)
Loss before tax					$(7,500)
Income tax					(332)
Net loss for the period (Attributable to shareholders of the Parent)					$(7,832)
5.3 Disaggregation of revenue from contracts with customers
The Companies derive revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:
Successor
From January 4, 2019 through December 31, 2019	Kit	Services	Corporate / Unallocated	Total
Sweden	$1,314	$1,716	$749	$3,779
Americas	6,266	19,431	1,449	27,146
EMEA (excluding Sweden)	2,958	5,975	656	9,589
China	465	69	10	544
Japan	64	301	16	381
Rest of world	—	247	7	254
Total	$11,067	$27,739	$2,887	$41,693

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Predecessor
From January 1, 2019 through March 7, 2019	Kit	Services	Corporate / Unallocated	Total
Sweden	$512	$203	$88	$803
Americas	901	1,529	158	2,588
EMEA (excluding Sweden)	317	748	64	1,129
Japan	99	—	6	105
Total	$1,829	$2,480	$316	$4,625
There were no customers in the Successor period that individually exceeded 10% of total revenue. In the Predecessor period, Hamilton Health Sciences individually exceeded 10% of total revenue, with sales amounting to $707 thousand.
5.4 Total assets by geography
Sweden is regarded as being the Successor’s country of domicile. Total assets are distributed by geography as follows:
Successor
As of December 31, 2019
Sweden	$316,029
Rest of the world	30,890
Total	$346,919

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
6. Operating expenses by nature
	Successor	Predecessor
	From January 4, 2019 through December 31, 2019	From January 1, 2019 through March 7, 2019
Included in cost of sales
Cost of inventories recognized as an expense	$8,114	$840
Depreciation of tangible assets (Note 13)	324	40
Amortization of tangible assets	2,567	—
Employee benefits (Note 7)	2,006	373
Included in selling expenses
Depreciation of tangible assets (Note 13)	134	19
Amortization of intangible assets (Note 12)	5	1
Employee benefits (Note 7)	4,793	8,676
Included in administrative expenses
Depreciation of tangible assets (Note 13)	781	106
Amortization of intangible assets (Note 12)	7,831	—
Employee benefits (Note 7)	2,309	419
Included in research and development expenses
Depreciation of tangible assets (Note 13)	83	20
Employee benefits (Note 7)	2,171	439
7. Employee benefits
The Companies have various defined contribution benefit plans, primarily consisting of the plans in Sweden, for which its employees participate.
	Successor	Predecessor
	From January 4, 2019 through December 31, 2019	From January 1, 2019 through March 7, 2019
Salaries and wages	$8,956	$9,423
Social security costs	1,649	352
Pension costs – defined contribution plans	674	132
Total employee benefits	$11,279	$9,907
Employee benefit expenses for the Predecessor period includes a change in control bonus for approximately $7,708 thousand included within Salaries and wages.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
8. Financial income and expenses
The following table shows a reconciliation of financial income and expense for the Successor and Predecessor:
	Successor	Predecessor
	From January 4, 2019 through December 31, 2019	From January 1, 2019 through March 7, 2019
Interest income	$7	$—
Net foreign exchange difference	—	242
Total financial income	$7	$242
Interest on loans and borrowings	(6,423)	—
Interest on lease liabilities	(176)	(27)
Other financial expenses	(1,293)	—
Net foreign exchange difference	18	—
Total financial expenses	(7,874)	(27)
Financial items – net	$(7,867)	$215
9. Income tax
Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. The law reduces the corporate income tax from 22% to 21.4% from January 1, 2019, and to 20.6% from January 1, 2021. The major components of income tax expense for the Successor and Predecessor periods ended December 31, 2019 and March 7, 2019 are as follows:
	Successor	Predecessor
	From January 4, 2019 through December 31, 2019	From January 1, 2019 through March 7, 2019
Current tax:
Current tax on loss for the period	$(1,372)	$(123)
Total current income tax	(1,372)	(123)
Deferred income tax
Decrease/ (Increase) in deferred tax assets	13	(2)
Increase/ (Decrease) in deferred tax liabilities	2,011	(207)
Total deferred tax expense/(benefit)	2,024	(209)
Income tax	$652	$(332)
A reconciliation between reported tax expense for each period and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 21.4%, on the Successor and Predecessor loss before taxes, is shown in the table below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
	Successor	Predecessor
	From Jan 4, 2019 through Dec 31, 2019	From Jan 1, 2019 through Mar 7, 2019
Loss before tax	$(18,530)	$(7,500)
Income tax calculated according to tax rate in Sweden 21.4%	3,965	1,605
Tax effects from:
Non-deductible costs	(3,019)	(1,909)
Previously unrecognized tax losses used to reduce current tax expenses	(244)	(28)
Differences in overseas tax rates	(50)	—
Income tax	$652	$(332)
Deferred tax balances
Deferred tax assets and liabilities of the Successor and Predecessor are shown in the table below:
Deferred tax assets	Lease liabilities
Predecessor as of January 1, 2019	$11
Recognized in the consolidated statement of income	2
Predecessor as of March 7, 2019	$13
Through acquisitions – Purchase price allocation	—
Recognized in the consolidated statement of income	13
Net to deferred tax liability	(3)
Successor as of December 31, 2019	$10

Deferred tax liabilities	Deferred tax on untaxed reserves	Intangibles	Other Temporary Differences	Total
Predecessor as of January 1, 2019	$501	$—	$160	$661
Recognized in the consolidated statement of income	43	—	164	207
Exchange differences	(19)	—	(3)	(22)
Predecessor as of March 7, 2019	$525	$—	$321	$846
Purchase Price Allocation	$525	$31,615	$321	$32,461
Recognized in the consolidated statement of income	365	(2,225)	(151)	(2,011)
Net from deferred tax asset	(3)	—	—	(3)
Exchange differences	8	(107)	(3)	(102)
Successor as of December 31, 2019	$895	$29,283	$167	$30,345

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
10. Investments in subsidiaries
The Successor had the following subsidiaries as per December 31, 2019:
Name	Principle Activities	Country of registration and operations	Share of common shares owned by the Successor (%)
Knilo BidCo AB	Holding Company	Sweden	100%
Olink Proteomics Holding AB	Holding Company	Sweden	100%
Olink Proteomics AB	Sales, production, and research & development	Sweden	100%
Olink Proteomics Inc.	Marketing coordination and sales services	USA	100%
Olink Proteomics Ltd	Marketing coordination and sales services	UK	100%
Olink Proteomics B.V	Marketing coordination and sales services	Netherlands	100%
Olink Proteomics GmbH	Marketing coordination and sales services	Germany	100%
Olink Proteomics KK	Marketing coordination and sales services	Japan	100%
11. Business combinations
Successor
As noted in Note 1, on March 7, 2019, the Successor, as part of the Summa Equity Holding AB group acquired 100% of the shares in Predecessor in a business combination. The Predecessor forms substantially all of the Successor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
The fair value of the assets and liabilities recognized as a result of the acquisition are as follows:
Assets
Intangible assets, excluding goodwill	$149,831
Property plant and equipment	2,597
Right-of-use assets	2,740
Financial assets	64
Inventories	9,104
Accounts receivables	4,075
Other receivables	9,794
Prepaid expenses and contract assets	466
Cash at bank and in hand	10,187
$188,858
Liabilities
Lease liabilities	$2,682
Deferred tax liabilities	32,461
Accounts payable	1,835
Current tax liabilities	1,321
Other current liabilities	8,945
Accrued expenses and contract liabilities	3,355
$50,599
Total identifiable net assets at fair value	$138,259
Goodwill arising upon acquisition (Note 12)	161,123
Purchase Consideration Transferred	$299,382
The purchase price allocation of acquired customer relationships was determined using the multi-period excess earnings method. Under this method, the fair value, $38,693 thousand, represents the amount a hypothetical buyer would be willing to pay to acquire the future cash flows expected to arise solely from those relationships.
The purchase price allocation of the brand, $24,618 thousand, and technology, $86,473 thousand, was determined using relief from royalty method. The principle behind this method is that the value of the asset is equal to the present value of the after-tax royalty savings attributable to owning the asset.
The Successor measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the lease relative to market terms.
Since the fair value adjustment has no impact on the assumed tax base for the Customer relations, Brand, and Technology, a temporary difference related to deferred tax arises in the Companies accounts. The deferred tax is relieved over the life of the corresponding fair value adjustment.
The purchase price took into account future income expectations, which support the excess amount paid as compared to the fair value of the assets acquired and liabilities assumed, resulting in the recognition of goodwill. The goodwill of $161,123 thousand comprises assets which are not separately recognizable as they do not fulfil the separate recognition criteria as intangible assets under IAS 38,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
such as synergies, future growth prospects or skilled and trained workforces. None of the goodwill recognized is expected to be deductible for income tax purposes.
The fair value of accounts receivables and other receivables was determined to be equal to book value. The book value of the acquired receivables was equal to the gross amount and it is expected that the full contractual amounts can be collected.
Assets and liabilities denominated in foreign currencies were translated using the exchange rates as of the balance sheet date.
Acquisition-related costs
Acquisition-related costs of $14,666 thousand that were not directly attributable to the issue of shares are included in administrative expenses in the consolidated statements of income and in operating activities in the consolidated statement of cash flows.
Revenue and profit contribution
Revenue and net loss for the Successor consists entirely of revenue and net loss from the acquired operations as the operations of the Successor started with this acquisition. If the combination had taken place at the beginning of the year, revenue would have been $46,318 thousand and net loss for the period for the Companies would have been $19,498 thousand.
Purchase consideration — cash outflow
The purchase price of $299,382 thousand was entirely settled in cash. There were no contingent consideration arrangements. Outflow of cash to acquire Predecessor, net of cash acquired.
Cash consideration	$299,382
Less: Balances acquired
Cash	10,187
Net outflow of cash – investing activities	$289,195
Predecessor
No acquisitions have been made by the predecessor during the period for the financial statements presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
12. Goodwill and other intangible assets
Changes in goodwill and other intangible assets for the Predecessor and Successor periods are as follows:
	Goodwill	Customer relations	Technology	Brands	Licenses	Total
Cost
Predecessor
As of January 1, and March 7, 2019	$—	$—	$—	$—	$56	$56
Successor
Purchase Price Allocation	161,123	38,693	86,473	24,618	47	310,954
Additions	—	—	—	—	9	9
Translation differences	(280)	(67)	(150)	(43)	1	(539)
As of December 31, 2019	160,843	38,626	86,323	24,575	57	310,424
Amortization and impairment
Predecessor
As of January 1, 2019	—	—	—	—	7	7
Amortization	—	—	—	—	1	1
Translation differences	—	—	—	—	1	1
As of March 7, 2019	—	—	—	—	9	9
Successor
Amortization	—	3,145	4,686	—	5	7,836
Translation differences	—	74	110	—	—	184
As of December 31, 2019	—	3,219	4,796	—	5	8,020
Net Book Value
As of December 31, 2019	$160,843	$35,407	$81,527	$24,575	$52	$302,404
The Successor had no goodwill prior to the business combination on March 7, 2019.
12.1 Test of goodwill and indefinite lived assets impairment
Successor
For impairment testing goodwill acquired through business combinations and brands with indefinite useful lives are allocated to the Kit and Services CGUs, which are also reportable segments.
As of December 31, 2019	Kit	Services	Total
Goodwill	$128,595	$32,248	$160,843
Brands	14,757	9,818	24,575
The recoverable amounts of the CGUs’ value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year period. Given the Successor’s status as an emerging growth company the use of a 10-year budget is appropriate, as the Successor is not expected to reach a terminal growth prior to the end of the budgeted ten years.
The discount rate used is based on the Successor’s WACC of 21%, as both CGUs have integrated operations across the business. The discount rate is adjusted where appropriate for specific segment,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation technique is classified as level 3 in the fair value hierarchy.
Details relating to the discounted cash flow models used in the impairment tests of the Kit and Services CGUs are as follows:
Valuation basis	Value in use
Key assumptions	• Sales growth rates • Profit margins • CAPEX and working capital • Terminal value • Discount rate • Taxation rate
Determination of assumptions
•
Growth rates are internal forecasts based on both internal and external market information

•
Margins reflect past experience, adjusted for expected changes

•
Terminal growth rates based on management’s estimate of future long-term average growth rates

•
CAPEX and working capital forecasts as a percentage of revenue

•
Discount rates based on the Successor’s WACC, adjusted where appropriate.

•
Taxation rates based on appropriate rates for each country.

Period of specific projected cash flows	10 years
Terminal growth rate and discount rate	Terminal growth rate		Discount rate
	Kit and Services CGUs	2% per annum	21%
Goodwill is monitored for impairment at the segment level which coincides with the Successor’s CGUs. In each case the valuations indicated sufficient headroom such that there was no impairment of the related goodwill.
A rise in the pre-tax discount rate above 21.32% (i.e., +0.32%) in the Kit segment would result in an impairment. A rise in the pre-tax discount rate above 21.87% (i.e. +0.98%) in the Services segment would result in impairment.
A decline in the revenue growth rate above 0.46% in the Kit segment would result in an impairment. A decline in the revenue growth rate above 1.27% in the Services segment would result in an impairment.
Goodwill and indefinite lived assets impairment testing were performed as of December 31, 2019.
13. Property, plant and equipment
Changes in property, plant and equipment for the Predecessor and Successor periods are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
	Leasehold improvements	Plant and machinery	Furniture, fittings and equipment	Construction in progress for property, plant and equipment	Total
Cost
Predecessor as of January 1, 2019	$569	$1,034	$2,181	$128	$3,912
Additions	—	2	61	62	125
Translation differences	—	—	(78)	(6)	(84)
Predecessor as of March 7, 2019	569	1,036	2,164	184	3,953
Purchase Price Allocation	525	773	1,115	184	2,597
Additions	5	73	408	203	689
Transfers	—	300	—	(300)	—
Disposals	—	—	(108)	—	(108)
Translation differences	—	30	6	(3)	33
Successor as of December 31, 2019	530	1,176	1,421	84	3,211
Accumulated depreciation and impairment
Predecessor as of January 1, 2019	24	226	1,022	—	1,272
Depreciation for the period	20	37	63	—	120
Translation differences	—	—	(36)	—	(36)
Predecessor as of March 7, 2019	44	263	1,049	—	1,356
Depreciation for the period	91	196	279	—	566
Disposals	—	—	(108)	—	(108)
Translation differences	2	6	4	—	12
Successor as of December 31, 2019	93	202	175	—	470
Net book value as of December 31, 2019	$437	$974	$1,246	$84	$2,741
Successor
No property plant and equipment existed within the Successor prior to March 7, 2019 and therefore this period is not required to be disclosed in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
14. Leases
The Companies are a lessee.
The Companies have lease contracts for various items of property and production equipment used in its operations. Lease terms for properties and equipment are generally between 1 and 5 years. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Companies’ business needs.
Applicable periods for Successor and Predecessor, respectively, did not have lease contracts with lease terms of 12 months or less but did have leases of office equipment with low value. The Companies applied the ‘lease of low-value assets’ recognition exemptions for these leases.
14.1 Amounts recognized in the consolidated balance sheet
Successor As of December 31, 2019
Right-of-use assets
Property	$3,104
Equipment	1,677
Total assets	$4,781
Lease liabilities
Current (Note 15.1)	$1,414
Non-current (Note 15.1)	3,050
Total liabilities	$4,464
The additions of right-of-use assets during the Successor period were $2,309 thousand. There were no additions during the Predecessor period.
14.2 Amounts recognized in the consolidated statement of income related to leases
	Successor From January 4, 2019 through December 31, 2019	Predecessor From January 1, 2019 through March 7, 2019
Depreciation charge of right-of-use assets:
Property	$647	$100
Equipment	108	—
Total depreciation of right-of-use assets	755	100
Interest expense (included in finance cost)	176	27
Total amounts recognized in net loss for the period	$931	$127
No significant variable lease payments that are not included in the lease liability have been identified for the Successor and Predecessor.
The total cash outflow for leases during the Successor period were $799 thousand. The total cash outflows during the Predecessor period were $30 thousand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
The maturity analysis of lease liabilities for the Successor is disclosed in Note 4.1.
15. Financial instruments per category
The following tables present the Successor’s financial instruments per category:
Successor As of December 31, 2019
Current debt instruments at amortized cost
Trade receivables	$17,444
Other receivables	317
Total current debt instruments at amortized cost	17,761
Non-current debt instruments at amortized cost
Other long-term receivables	127
Total non-current debt instruments at amortized cost	127
Total Financial assets*	$17,888

*
Financial assets, other than cash at bank and in hand

15.1 Financial liabilities: Interest-bearing loans and borrowings
	Successor
	Interest Rate	Maturity	As of December 31, 2019
Current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	6.25%	2020-2023	$1,414
Other interest-bearing loan entered in conjunction with loan from shareholder	8%	On demand	1,618
Loan from shareholder	8%	On demand	41,102
Total current interest-bearing loans and borrowings			44,134
Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	6.25%	2020-2023	3,050
Facility – Loan 1	LIBOR + 6.25%	2025	48,405
Facility – Loan 2	EURIBOR + 5.85%	2025	4,823
Total non-current interest-bearing loans and borrowings			56,278
Total interest-bearing loans and borrowings			$100,412
Loan from shareholder and other interest-bearing loan
The loan from shareholder and the other interest-bearing loan are payable on demand as repayment timing is not specified. Accrued interest is capitalized annually on the last calendar day of each year. The Successor may at any time without any premium or penalty, prepay any outstanding amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Loan Facility
During the Successor period we entered into a loan facility in the amount of $110,000 thousand with Bridgepoint Credit and DNB AB (Publ) as part of the financing of Summa Equity AB’s acquisition (Facilities). Under the terms of the Facilities the Successor has access to a Capex/Acquisition Facility, a term Facility B, a Recap Facility and a Revolving Facility. The facilities have a leverage covenant towards the creditors that measures a rolling 12-month EBITDA in relation to net debt at the end of each quarter. The interest rate is equal to a bank reference rate, or the EURIBOR, STIBOR, or LIBOR plus a margin ranging from 3.0% to 6.25% dependent upon the facility and denomination of the borrowings and leverage. There is a commitment fee equal to 35% of the margin on any unused facility.
A total of $54,983 thousand has been drawn down under the term Facility B, adjusted for transaction costs of $1,755 thousand. The loans were raised in USD and EUR to match revenue streams in USD and EUR. The remaining undrawn credit under the facilities is $55,017 thousand. Under the terms of the Facilities, the Successor has pledged the assets, including patents and other intellectual property, of its subsidiary, Olink Proteomics Inc. The book value of the pledged assets $5,585 thousand as of December 31, 2019.
15.2 Other financial liabilities
Successor As of December 31, 2019
Other financial liabilities at amortized cost
Advance invoiced customers	$1,068
Accounts payable	2,056
Total other current financial liabilities	$3,124
15.3 Fair values
To provide an indication about the reliability of the inputs used in determining fair value, the Successor has classified its financial instruments into the three levels prescribed under the accounting standards.
Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities
Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Set out below is a comparison, by class, of the carrying amounts and fair values of the Successor’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:
	As of December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3
Financial liabilities
Interest-bearing loans and borrowings
Loan from shareholder *	$41,102	—	$41,102	—
Facilities ^	53,228	—	53,228	—
Other interest-bearing loan entered in conjunction with loan from shareholder *	1,618	—	1,618	—
Total	$95,948	—	$95,948	—

*
Management has assessed that the fair value of the loan from shareholder and the other interest-bearing loan approximates it’s carrying amount on account of the on-demand payment terms.

^
Management has assessed that the fair value of facilities is equal to that of the carrying amount on account of the variable interest rates.

No financial assets or liabilities are measured at fair value.
Management assessed that the fair values of cash at bank and in hand, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.
15.4. Changes in Liabilities attributable to financing activities
The following tables show changes in liabilities attributable to financing activities for the Successor and Predecessor respectively:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
	Current interest- bearing liabilities (excluding current lease liabilities)	Current lease liabilities	Non-current interest- bearing liabilities (excluding non- current lease liabilities)	Non-current lease liabilities	Total liabilities from financing activities
Predecessor liabilities as of January 1, 2019	$—	$682	$—	$2,066	$2,748
Cash flows	—	(23)	—	—	(23)
Non cash-flow:
New leases	—	—	—	—	—
Foreign exchange adjustments	—	(18)	—	(52)	(70)
Other	—	28	—	(8)	20
Predecessor liabilities as of March 7, 2019	—	669	—	2,006	2,675
Cash flows	40,000	(749)	53,278	—	92,529
Non cash-flow:
New leases	—	700	—	1,812	2,512
Foreign exchange adjustments	—	10	(49)	8	(31)
Other	2,720	784	(1)	(776)	2,727
Successor Closing Balance as of December 31, 2019	$42,720	$1,414	$53,228	$3,050	$100,412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
16. Inventories
Inventory for the Successor contains a combination of raw materials (in the form of antibodies, various inputs such as chips, kits, etc.), work in progress and finished goods.
Successor
As of December 31, 2019
Raw materials (at cost)	$7,188
Work-in-progress (at cost)	1,262
Finished products (at lower of costs and net realizable value)	3,438
Total inventories at the lower of cost and net realizable value	$11,888
17. Trade receivables
Successor
As of December 31, 2019
Trade receivables	$17,444
Trade receivables, for the Successor and Predecessor, are non-interest bearing and are generally on terms of 30 to 90 days. The Companies maintain an allowance for ECL but given that the Companies have historically recognized almost non-existent credit losses the allowance for ECL is insignificant as of December 31, 2019 and March 7, 2019. The credit loss recognized in the Successor period was $28 thousand and in the Predecessor period was $0, respectively. For more information on credit risk, please see Note 4.1.
18. Other receivables
The following table presents the breakdown of other receivables:
Successor
As of December 31, 2019
Value added tax	$122
Other items	195
Total	$317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
19. Share capital and Other contributed capital
The Successor’s Share capital at December 31, 2019, consisted of the following:
	Number of shares	Share capital	Other contributed capital
Preferred A	1	—	—
Preferred B1	162,379,481	17,196	154,767
Common share	46,582,868	4,928	44,354
Total	208,962,350	22,124	199,121
Preferred A and Preferred B1 shares receive a preferential right to all forms of value transfers from the Company to the shareholders. The preference share A has a fixed amount as preference and the B share has an 8 percent cumulative coupon on the invested amount. There is no annual cash dividend or pay out, as the 8% fixed return accumulates indefinitely. As payments of dividend or potential decision of redemption preference share is within the control of the entity and as such the preferred preference shares are classified as equity instruments. The shares rank ahead of common equity and receive their return before any return is allocated to common shares. The Preferred A and Preferred B1 shares are entitled to ten votes per share while Common shares are entitled to one vote per share.
As of December 31, 2019, the total number of authorized shares was 800,000,000 of which 208,962,350 are issued and outstanding. During the year, 208,912,350 shares were issued at a par value of 1 SEK and premium of 9 SEK per share.
The following chart shows a reconciliation of the movements in equity from January 4, 2019 through December 31, 2019:
	Shares outstanding (number)	Share capital ($)	Other contributed capital ($)
Balance as of January 4, 2019	50,000	$5	$—
New Share Issuance	208,912,350	22,119	199,073
Shareholders’ contributions	—	—	48
Balance as of December 31, 2019	208,962,350	$22,124	$199,121
The Predecessor’s Share capital at March 7, 2019, consisted of the following:
	Shares outstanding (number)	Share capital ($)	Other contributed capital ($)
Common Shares	174,435	$6	$19,021
Total	174,435	$6	$19,021
The following chart shows a reconciliation of the movements in equity from January 1 2019 through March 7, 2019:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
	Shares Outstanding (number)	Share Capital ($)	Other Contributed Capital ($)
Balance as of January 1, 2019	167,435	$6	$9,716
New Share Issuance	7,000	—	8,417
Non-registered share capital	—	—	323
Shareholders’ contributions	—	—	565
Balance as of March 7, 2019	174,435	$6	$19,021
20. Other current liabilities
The following table presents the breakdown of accrued expenses and other similar items for the Successor:
Successor
As of December 31, 2019
Salaries and wages	$1,752
Advance invoiced customers	1,068
Other current liabilities	2,568
Total	$5,388
Advance invoiced customers represent a contract liability. At the beginning of the Successor period, the liability balance for advance invoiced customers was $1,186 thousand. During the Successor period, $982 thousand of the advances from invoiced customers were recognized as revenue. The Successor generally recognises the revenue from advance invoiced customers in the following year.
21. Related-party transactions
The following table provides the total amount of transactions that have been entered into by the Successor with related parties during the Successor period and as of December 31, 2019:
Entity with significant influence over the Successor:	Interest	Amounts owed to related parties*
Knilo InvestCo AB	$2,616	$41,102

*
The amounts are classified as current interest-bearing loans and borrowings (see Note 15).

There were no sales to or purchases from related parties during 2019. No dividends were paid in 2019.
Terms and conditions of transactions with related parties
The loan from the Successor’s immediate parent carries a fixed interest rate of 8% which is capitalised into the principle balance of the loan annually and is payable upon demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
Compensation of key management personnel of the Companies
	Successor	Predecessor
	From January 4, 2019 through December 31, 2019	From January 1, 2019 through March 7, 2019
Wages and salaries	$1,216	$7,791
Social security costs	—	—
Pension costs – defined contribution plans	42	—
	$1,258	$7,791
A management investment program exists between Knilo InvestCo AB and management and employees in Knilo HoldCo AB, and its subsidiaries. Management and employees have acquired the shares at fair value.
Agreements with Our Executive Officers and Directors
In August 2019, Olink Proteomics AB entered into a consulting agreement, or the Consulting Agreement, with Gustavo Salem, the chairman of our board, pursuant to which Olink Proteomics AB agreed to pay a base rate of $6 thousand per month. The Consulting Agreement expires on December 31, 2021. During the Successor period, Olink Proteomics AB paid $120 thousand pursuant to this Consulting Agreement.
Management Service Agreements
In March 2019, Summa Equity AB entered into a management service agreement with Knilo BidCo AB (f/k/a Goldcup 18087 AB), or the Summa MSA, pursuant to which Knilo BidCo AB engaged Summa Equity AB for services related to the management and business operations of Knilo BidCo AB. During the Successor period Knilo BidCo AB made payments of $166 thousand in connection with the Summa MSA.
22. Earnings per share
Earnings per share for the Successor is calculated by taking the net loss for the period, less the amount of the accumulated preferred dividend yield, divided by the weighted average of outstanding common shares during the period. Earnings per share for the Predecessor is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.
	Successor	Predecessor
	From January 4, 2019 through December 31 2019	From January 1, 2019 through March 7 2019
Net loss for the period	$(17,878)	$(7,832)
Less accumulated preferred dividend yield	(11,354)	—
Total	(29,232)	(7,832)
Weighted average number of shares (thousands)	35,274	171
Basic and diluted loss per share	$(0.83)	$(45.80)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 4, 2019 THROUGH DECEMBER 31, 2019 (SUCCESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 7, 2019 (PREDECESSOR)
As of March 7, 2019, and December 31, 2019, the Predecessor and Successor do not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences with the basic earnings (loss) per share.
23. Subsequent events
Loan from shareholder
In May 2020 the loan from shareholder (refer to Note 15.1), was renegotiated and converted into an equity interest in the Successor. The new equity interests issued were equal to the total of the carrying value and the accrued interest on the loan. The equity interests were issued at the same value as the carrying amount of the loan and conversion will not result in the recognition of a settlement gain or loss outside of inconsequential exchange rate related amounts.
Loan facilities
In May 2020, the group renegotiated its existing facilities (refer to Note 15.1) in order to increase the covenant headroom and available liquidity in order to manage potential adverse effects from COVID-19. The total available amount under the facilities was increased by $3,000 thousand, which is expected to be drawn down over the next 24 months. As the terms and conditions of the facilities remained largely unchanged, the refinancing will not result in the recognition of a settlement gain or loss.
Agrisera acquisition
In April 2020, the Group entered into an agreement to acquire all of the shares of Agrisera AB for a purchase price of approximately $5 million. Agrisera is a Swedish manufacturer of antibodies that has previously been a supplier to Olink. The acquisition is part of the company’s strategy to continue to expand the library of protein biomarkers. This acquisition has no impact to the Group’s 2019 results of operations. The transaction closed on May 7, 2020.
COVID-19
The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of 2020. COVID-19 has adversely impacted our forecasted growth rate for 2020, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays as customers are pushing projects into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden and Watertown, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 in order to operate with a higher level of excess inventory than we have done historically. Although we have seen a reduction in demand due to the ongoing COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world.

American Depositary Shares
Knilo HoldCo AB
Representing        Common Shares

Goldman Sachs & Co. LLC Morgan Stanley

Through and including       , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers.
Under the terms of the Swedish Companies Act, owners of the company may determine, at a general meeting of the company, not to pursue an action against a director or the chief executive officer of a company with respect to liability for damages to the company. In addition, the registrant may enter into indemnification arrangements with directors and officers regarding expenses and damages.
The registrant also maintains directors and officer’s insurance to insure such persons against certain liabilities incurred based on their capacity as a director or an officer of the registrant. The insurance covers economic loss including personal liability related to claims regarding an alleged act or failure to act in the individual’s capacity as a director or officer of the registrant.
The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.
Item 7.   Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
(a) Issuances of Share Capital
•
On November 2, 2020, we issued 11,515 common shares to certain investors pursuant to a private placement for gross proceeds of SEK 450,000.00.

•
On October 21, 2020, we issued 574,117 common shares and 2,296,468 Preferred B-1 shares to Knilo Investco AB pursuant to a private placement for gross proceeds of SEK 47,851,000.00.

•
On September 11, 2020, we issued 250,000 common shares series B to an investor pursuant to a private placement for gross proceeds of SEK 850,000.00.

•
On May 29, 2020, we issued 8,946,559 common shares and 35,574,248 Preferred B-1 shares to certain investors pursuant to a private placement for gross proceeds of SEK 546,596,790.00.

•
On February 28, 2020, we issued 46,361 common shares and 185,444 Preferred B-1 shares to Knilo ManCo AB pursuant to a private placement for gross proceeds of SEK 2,999,556.70.

•
On February 5, 2020, we issued 240,000 common shares to an investor pursuant to a private placement for gross proceeds of SEK 2,400,000.00.

•
On January 15, 2020, we issued 140,000 common shares to an investor pursuant to a private placement for gross proceeds of SEK 1,400,000.00.

•
On October 25, 2019, we issued 677,530 common shares and 160,000 Preferred B-1 shares to certain investors pursuant to a private placement for gross proceeds of SEK 8,375,300.00.

•
On November 28, 2019, we issued 50,000 common shares to an investor pursuant to a private placement for gross proceeds of SEK 500,000.00.

•
On November 1, 2019, we issued 640,874 common shares and 2,563,496 Preferred B-1 shares to Knilo InvestCo AB pursuant to a private placement for gross proceeds of SEK 32,043,700.00. We also issued 2,815,961 common shares and 388,409 Preferred B-1 shares to an investor pursuant to a private placement for gross proceeds of SEK 32,043,700.00.

•
On July 10, 2019, we issued 25,000 common shares to an investor pursuant to a private placement for gross proceeds of SEK 250,000.00.

•
On June 10, 2019, we issued 306,010 common shares to certain investors pursuant to a private placement for gross proceeds of SEK 3,060,100.00.

•
On April 10, 2019, we issued 1 Preferred A share to Knilo InvestCo AB pursuant to a private placement for SEK 1.00.

•
On March 7, 2019, we issued 41,697,573 common shares and 159,587,496 Preferred B-1 shares to certain investors pursuant to a private placement for gross proceeds of SEK 2,012,850,690.00.

The sales of securities described above were deemed to be exempt from registration pursuant to either (i) Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving public offering or (ii) Regulation S promulgated under the Securities Act in that the offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.
(b) Grants of Share Awards
In the three years preceding the filing of this registration statement, we have not granted any share awards under equity incentive programs.
Item 8.   Exhibits and Financial Statement Schedules
(a) Exhibits
Exhibits Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association of the Registrant, as currently in effect.
3.2*	Form of Articles of Association of the Registrant (to be effective upon the consummation of this offering).
4.1*	Form of Deposit Agreement.
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).
5.1*	Opinion of Advokatfirman Delphi KB, Swedish counsel to the Registrant.
10.1*†	Manufacturing Supply Agreement, dated August 10, 2016, by and between Bio-Techne Corp. and Olink Proteomics AB.
10.2*†	OEM Supply Agreement, dated December 29, 2016, by and between Fluidigm Corporation and Olink Proteomics AB.
10.3*	Lease Agreement, dated May 11, 2018, by and between Cresset Grove LLC and Olink Proteomics, Inc.
10.4*	Lease Agreement, dated November 11, 2010, by and between Vasakronan AB (publ) and Olink Proteomics AB.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Öhrlings PricewaterhouseCoopers AB, independent registered public accounting firm.
23.2*	Consent of Advokatfirman Delphi KB, Swedish counsel to the Registrant (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this registration statement).

†
Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

*
To be submitted by amendment.

(b) Financial Statement Schedules
None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the audited consolidated financial statements and notes thereto.

Item 9.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Uppsala, Sweden, on                 , 2021.
KNILO HOLDCO AB
By:

Jon Heimer
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints      and           , and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the SEC any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Jon Heimer	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Oskar Hjelm	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Gustavo Salem	Chairman of the Board of Directors	, 2021
Johan Lund, PhD	Director	, 2021
Nicolas Roelofs, PhD	Director	, 2021
Tommi Unkuri	Director	, 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement, on                 , 2021.
By: Olink Proteomics Inc. Name: Title:	Authorized Representative in the United States